O

02025306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

DAKOTA REAL ESTATE INVESTMENT TRUST
(Exact name of issuer as specified in its charter)

24-4022

North Dakota
(State or other jurisdiction of incorporation or organization)

1121 Westrac Drive, Suite 108, Fargo, North Dakota 58103, phone 701-239-6879
(Address, including ZIP code, and telephone number,
including area code of issuer's principal executive office)

Vogel, Weir, Hunke & McCormick, Ltd., 502 First Avenue North, Fargo, North Dakota 58102, phone 701-237-6983
(Name, address, including ZIP code, and telephone number,
including area code, of agent for service)

91-6441971
(I.R.S. Employer Identification Number)

_____
(Primary Standard Industrial
Classification Code Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I.   **Eligibility Requirements for Use of Form 1-A.**

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II.   **Preparation and Filing of the Offering Statement.**

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies. The Commission will attempt to process the offering statement at the place of filing. However, due to workload or other special considerations, the Commission may refer processing to a different office.

III. **Supplemental Information.**

The following information shall be furnished to the Commission as supplemental information:

(a)   A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

> No. There is no underwriter for the offering.

(b)   Any engineering, management or similar report referenced in the offering circular.

> None.

(c)   Such other information as requested by the staff in support of statements, representations, and other assertions contained in the offering statement.

> Issuer will be pleased to provide any additional information requested.

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1.   **Significant Parties.**

List the full names and business and residential addresses, as applicable, for the following persons:

(a)   The issuer's Board of Trustees.

Name	Business Address	Residential Address
Ray J. Braun	117 NW Third Street Valley City, ND 58072	1123 Chautauqua Blvd. Valley City, ND 58072
Bradley C. Fay	2522 Henry Street Bismarck, ND 58501	2522 Henry Street Bismarck, ND 58501
George A. Gaukler	1330 West Main Street Valley City, ND 58072	965 Tenth Avenue NE Valley City, ND 58072
Peter Gugisberg	810 Sixth Avenue North Fargo, ND 58102	2634 Sungate Drive Fargo, ND 58103
Brion J. Henderson	2730 130th Avenue SE Tower City, ND 58071	2730 130th Avenue SE Tower City, ND 58071
Duane Huber	302 Out Street P.O. Box 28 Wimbledon, ND 58492	202 Out Street P.O. Box 28 Wimbledon, ND 58492

Name	Business Address	Residential Address
Gorman H. King, Jr.	1121 Westrac Drive #106 Fargo, ND 58103	4510 Dalton Road Chevy Chase, MD 20815
Stan Ryan	P.O. Box 575 Valley City, ND 58072	1440 East Highway 10 Valley City, ND 58072
Roy Alan Sheppard	308 Second Street NW P.O. Box 608 Jamestown, ND 58402	1510 Ninth Avenue SE P.O. Box 1007 Jamestown, ND 58402
Kevin Christianson	4620 Amber Valley Parkway Fargo, ND 58104	2207 Centennial Rose Drive South Fargo, ND 58104

(b)   The issuer's officers.

Name	Office	Business Address	Residential Address
George Gaukler	President	1330 West Main Street Valley City, ND 58072	965 Tenth Avenue NE Valley City, ND 58072
Gorman H. King, Jr.	Chairman	1121 Westrac Drive #106 Fargo, ND 58103	4510 Dalton Road Chevy Chase, MD 20815
Brion J. Henderson	Vice Chairman	2730 130th Avenue SE Tower City, ND 58071	2730 130th Avenue SE Tower City, ND 58071
Bradley C. Fay	Secretary	2522 Henry Street Bismarck, ND 58501	2522 Henry Street Bismarck, ND 58501
Ray J. Braun	Treasurer	117 NW Third Street Valley City, ND 58072	1123 Chautauqua Blvd. Valley City, ND 58072

(c)   The issuer's general partners.

Not Applicable.

(d)   Record owners of 5 percent or more of any class of the issuer's equity securities.

None.

(e)   Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

None.

(f)   Promoters of the issuer.

3

Name	Business Address	Residential Address
Ray J. Braun	117 NW Third Street Valley City, ND 58072	1123 Chautauqua Blvd. Valley City, ND 58072
Bradley C. Fay	2522 Henry Street Bismarck, ND 58501	2522 Henry Street Bismarck, ND 58501
George A. Gaukler	1330 West Main Street Valley City, ND 58072	965 Tenth Avenue NE Valley City, ND 58072
Peter Gugisberg	810 Sixth Avenue North Fargo, ND 58102	2634 Sungate Drive Fargo, ND 58103
Brion J. Henderson	2730 130th Avenue SE Tower City, ND 58071	2730 130th Avenue SE Tower City, ND 58071
Duane Huber	302 Out Street P.O. Box 28 Wimbledon, ND 58492	202 Out Street P.O. Box 28 Wimbledon, ND 58492
Gorman H. King, Jr.	1121 Westrac Drive #106 Fargo, ND 58103	4510 Dalton Road Chevy Chase, MD 20815
Stan Ryan	P.O. Box 575 Valley City, ND 58072	1440 East Highway 10 Valley City, ND 58072
Roy Alan Sheppard	308 Second Street NW P.O. Box 608 Jamestown, ND 58402	1510 Ninth Avenue SE P.O. Box 1007 Jamestown, ND 58402
James P. Knutson	1330 West Main Street Valley City, ND 58072	1350 Fourth Avenue NE Valley City, ND 58072
Kevin Christianson	4620 Amber Valley Parkway Fargo, ND 58104	2207 Centennial Rose Dr. South Fargo, ND 58104

(g) Affiliates of the issuer.

Bison Capital, Inc.
1121 Westrac Drive, Suite 108
Fargo, ND 58103

Valley Rental Service, Inc.
1330 West Main Street
Valley City, ND 58072

George A. Gaukler
1330 West Main Street
Valley City, ND 58072

Dakota REIT Management, Inc.
1121 Westrac Drive
Fargo, ND 58103

Valley Realty, Inc.
1330 West Main Street
P.O. Box 446
Valley City, ND 58072

Hi-Line Construction Inc.
1330 West Main Street
P.O. Box 446
Valley City, ND 58072

Valley Electric
1330 West Main Street
P.O. Box 446
Valley City, ND 58072

Valley Lumber
1417 Main Street East
Valley City, ND 58072

JSM Cabinet
268 Main Avenue East
West Fargo, ND 58078

Frostad Plumbing and Heating
1440 Hwy 10 East
Valley City, ND 58072

(h)   Counsel to the issuer with respect to the proposed offering.

Sidney J. Spaeth
Vogel, Weir, Hunke & McCormick, Ltd.
502 First Avenue North
Fargo, ND 58102

Michael J. Smith
Larkin, Hoffman, Daly & Lindgren, Ltd.
1500 Wells Fargo Plaza
7900 Xerxes Avenue South
Minneapolis, MN 55431

(i)   Each underwriter with respect to the proposed offering.

None.

(j)   The underwriter's directors.

None.

(k)   The underwriter's officers.

        Not applicable.

(l)   The underwriter's general partners.

        Not Applicable.
(m)   Counsel to the underwriter.

        Not applicable.

ITEM 2.   Application of Rule 262.

(a)   State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

        None.

(b)   If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

        Not Applicable.

ITEM 3.   Affiliate Sales.

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

        The above description does not apply to the issuer.

ITEM 4.   Jurisdictions in Which Securities Are to be Offered.

(a)   List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

        North Dakota and Minnesota.

(b)   List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

        None.

ITEM 5.   Unregistered Securities Issued or Sold Within One Year.

(a)   As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1)   The name of such issuer.

Dakota Real Estate Investment Trust.

(2)   The title and amount of securities issued.

8,567.55 units of beneficial interest (shares) of Dakota Real Estate Investment Trust were sold pursuant to a Regulation A Offering qualified on December 19, 2000. 6,436.22 shares were sold at 120 per unit. Additionally, 2,131.33 shares were purchased by current shareholders at 90 percent of the offering cost ($108) pursuant to Dakota REIT's dividend reinvestment plan. Total proceeds of this offering were $1,002,531. Net proceeds to the Issuer totaled $913,330.

(3)   The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof.

The aggregate offering price was determined by the Board of Trustees to be $120, although current shareholders were eligible to reinvest dividends and purchase new shares at 90 percent of the offering price ($108). The price is set by the board after the board calculates the net asset market value. The board applies a capitalization rate to operations of the Trust's properties over the prior twelve months, and divides that capitalization rate by the number of shares outstanding. The board then uses this figure and its discretion to set the share price.

(4)   The names and identities of the persons to whom the securities were issued.

See attached Exhibit 3(a).

(b)   As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None.

(c)   Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

N/A.

ITEM 6.   Other Present or Proposed Offerings.

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Dakota UPREIT Limited Partnership, an affiliate of Dakota REIT, issued 6,613.5 Units of Limited Partnership in 2001 pursuant to an exempt offering. Total proceeds of that offering to Dakota UPREIT were $793,619.34. Dakota UPREIT contemplates offering up to $2 million in units of limited partnership pursuant to a Regulation D offering commencing in the year 2002. Units of Dakota UPREIT and shares

of Dakota REIT carry the same valuation. Therefore, Dakota UPREIT will offer units of limited partnership at $125 per share.

ITEM 7. **Marketing Arrangements.**

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not Applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. **Relationship with Issuer of Experts Named in Offering Statement.**

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None on a contingent basis.

ITEM 9. **Use of a Solicitation of Interest Document.**

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None.

Part II - Offering Circular

DAKOTA REAL ESTATE INVESTMENT TRUST
The Dakota REIT

Maximum Offering: 14,400 Units of Beneficial Interest (Shares) at $125.00 per Share
Minimum Offering: None
Minimum Purchase: 16 Shares ($2,000.00)

The Dakota Real Estate Investment Trust ("The Trust") is a business trust organized in North Dakota on May 20, 1997. Its principal place of business is 1121 Westrac Drive, Suite 108, Fargo, North Dakota 58103 and its telephone number is (701) 239-6879. The Trust's assets consist of a controlling interest in Dakota UPREIT, a North Dakota Limited Partnership ("UPREIT"). UPREIT utilizes its assets to invest in real estate properties. The Trust is the General Partner and manager of UPREIT. The proceeds of this offering will be invested in UPREIT, which will use the proceeds to add to the UPREIT's working capital to be used for construction or acquisition of real estate properties.

PUBLIC OFFERING PURSUANT TO REGULATION "A"			
	Price to Public	**Sales Commissions**	**Proceeds to Issuer**
Per Share	$125.00	$10.00	$115.00
Total Offering (14,400 Shares)	$1,800,000.00	$144,000.00	$1,656,000.00

INVESTMENT IN THESE SHARES INVOLVES MATERIAL RISK AND THERE IS NO GUARANTEE INVESTORS WILL MAKE MONEY OR EVEN RECEIVE THE RETURN OF THEIR INVESTMENT. (SEE "RISK FACTORS") AMONG THE RISK FACTORS ARE THE FOLLOWING:

> THE ESTIMATED BOOK VALUE OF THE SHARES AFTER THIS OFFERING WILL BE $95.20. THEREFORE, A PURCHASER PAYING $125 PER SHARE WILL INCUR AN IMMEDIATE BOOK VALUE DILUTION OF $29.80 PER SHARE.

> ECONOMIC CONDITIONS WHICH THE TRUST CANNOT PREDICT OR CONTROL MAY HAVE A NEGATIVE IMPACT ON THE VALUE OF THE TRUST'S ASSETS.

> THERE IS NO PUBLIC MARKET FOR THESE SHARES AND NO ASSURANCES CAN BE MADE THAT A MARKET WILL DEVELOP.

> THE TRUST WILL BE TAXED AS A CORPORATION IF ITS FAILS TO QUALIFY AS A REIT.

> THE PRICE OF THESE SHARES HAS BEEN ARBITRARILY DETERMINED.

> THE ADVISOR AND ITS AFFILIATES ARE OR MAY BE INVOLVED IN ACTIVITIES WHICH CREATE A CONFLICT OF INTEREST WITH THE TRUST.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER OFFERING LITERATURE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES COMMISSIONER OF ANY STATE NOR HAVE THEY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PUBLIC OFFERING PURSUANT TO REGULATION A

The Date of this Offering Circular is _____, 2002. This offering will terminate at the earliest of the sale of all Shares or one year from the effective date.

WHO MAY INVEST

This offering is available to residents of the states of North Dakota and Minnesota.

The Subscriber will become a Shareholder when the following representations are made to the Trust:

i. The undersigned acknowledges receiving, prior to executing the Subscription Agreement, the Offering Circular of the Dakota Real Estate Investment Trust, to include its exhibits and attachments.

ii. Upon the Subscription Agreement being executed and accepted by the Trust, the sale occurs effective as of that date. When the entire consideration is paid and received by the Trust as required herein, an acknowledgment representing the Shares purchased will thereafter be issued.

iii. Upon the execution of the Subscription Agreement and the delivery thereof, the Subscriber covenants and has agreed to be bound by and governed by each and all of the provisions of the Amended and Restated Declaration of Trust, an Exhibit to the Offering Circular, and also to any valid and enforceable amendments thereto which may be subsequently adopted, and that the requested information in the Subscription Agreement is true and correct and the Trust is entitled to rely upon its accuracy and completeness.

iv. The Subscriber, if acting in a representative or fiduciary capacity for a corporation, limited liability company, partnership, pension plan or trust, or as custodian or agent for any person or entity, has full authority to enter into this agreement in such capacity and on behalf of such entity.

v. If the Subscriber is acting in a representative or fiduciary capacity, the above representations and warranties shall be deemed to have been made by the person(s) or entity for whom the Subscriber is so acting.

vi. Subscriber will continue to provide the necessary and requested information to the Trust so as to qualify the investment as a Real Estate Investment Trust under Internal Revenue Service laws, rules and regulations.

vii. The Subscriber is not a minor and is otherwise eligible under the laws of the Subscriber's state of residence.

viii. The Subscriber has acknowledged and agrees that Subscriber is not entitled to cancel, terminate or revoke the subscription or any agreements of the Subscriber thereunder and that such subscription and agreements shall survive the death or disability of the Subscriber.

ix. That any Subscriber from North Dakota has either (i) a minimum annual gross income of at least $45,000 and a minimum net worth (exclusive of home, home furnishings and automobiles) of $45,000; or (ii) a net worth (determined with the foregoing exclusions) of at least $150,000. Assets included in the computation of net worth may be valued at fair market value. Gross annual income is based upon actual income an investor had during the last tax year, or is estimated to have during the current tax year. This suitability standard shall not apply to purchases of less than $25,000 of Shares in cases where such subscription does not exceed ten percent (10%) of the Subscriber's net worth, which in all cases shall be calculated exclusive of home, furnishings, and personal automobiles.

That any Subscriber from Minnesota has either (i) a minimum annual gross income of at least $60,000 and a minimum net worth (exclusive of home, home furnishings and automobiles) of $60,000; or (ii) a

net worth (determined with the foregoing exclusions) of at least $225,000. Assets included in the computation of net worth may be valued at fair market value. Gross annual income is based upon actual income an investor had during the last tax year, or is estimated to have during the current tax year.

TABLE OF CONTENTS

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Offering Circular.

This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer.

The Shares are offered subject to acceptance of orders, prior sale and withdrawal or cancellation of the offering at any time without prior notice.

The Trust offers for sale to qualified purchasers who reside in the states of North Dakota or Minnesota up to 14,400 shares of the Trust at $125 per share. There is no minimum number of sales required by the Trust in this Offering. Purchasers must purchase a minimum of 16 shares, a $2,000 investment.

The Trust's assets consist entirely of a General Partnership interest in Dakota UPREIT, a North Dakota Limited Partnership ("UPREIT"). UPREIT utilizes its assets to invest in real estate properties. The Trust is the General Partner and manager of UPREIT. The proceeds of this offering will be used to increase the Trust's investment in UPREIT, which will use the proceeds to add to the UPREIT's working capital to be used for construction or acquisition of real estate properties.

Summary of Risk Factors. This offering involves significant risks. A more detailed listing of risk factors is set out in the section entitled "Risk Factors".

- Properties to be acquired by UPREIT have not yet been determined.

- As of October 1, 2000, all of The Trust's assets have been transferred into a general partnership interest of UPREIT. UPREIT was formed as a North Dakota limited partnership on February 2, 2000 to serve as the operating partnership for all assets of The Trust. The Trust serves as the general partner of UPREIT, is responsible for management of UPREIT, and is responsible for the investment decisions made by UPREIT. Under federal and state law and pursuant to the terms of the UPREIT Limited Partnership Agreement, UPREIT is authorized to accept real estate as an investment in return for units of limited partnership. After the close of this offering, UPREIT will continue to seek investments from other investors. Additionally, The Trust will continue to seek additional investors. These additional investments will dilute the percentage ownership interests of current investors of The Trust and investors in this offering. Additionally, Trust investments in UPREIT will dilute the percentage ownership of limited partners of UPREIT. See "Book Value Dilution."

- There is no public trading market for the Trust's Shares. Shareholders may only be able to liquidate their Shares at a discount from the offering price. The price of these Shares has been arbitrarily determined by the Board of Trustees. The estimated book value of the Shares after this offering will be $95.20. Therefore, a purchaser paying $125 per share will incur an immediate book value dilution of $29.80 per share.

- The Advisor and its Affiliates will receive various fees for performing property management and other services, and the determination of such compensation has been made without the benefit of arms'-length negotiations with the Board of Trustees. See "Compensation of Advisor and Affiliates."

- The Advisor and its Affiliates are subject to conflicts of interest in respect to their relationships and agreements with the Trust. See "Conflicts of Interest."

- There is no guarantee that the shareholders will receive cash dividends for their investments.

- Investors should carefully read the Offering Circular. *The Trust reserves the right to limit the sale of Shares to any one entity or person.*

- Economic conditions which the Trust cannot predict or control may have a negative impact on the value of the Trust's assets.

- The Trust will be taxed as a corporation if it fails to qualify as a REIT.

The Trust. The Trust was organized on May 20, 1997, and began business operations on October 1, 1997. As of December 31, 2001, there were 34,909 Shares of The Trust outstanding.

The Trust is an unincorporated but registered business trust and has been formed under North Dakota law. The Trust qualifies as a REIT but, to date, has not received confirmation of its qualification from the Internal Revenue Service. The Trust has a term of existence consistent with North Dakota law. The Trust's assets, including the proceeds of this offering, consist of a general partnership interest in UPREIT, the entity which acquires and owns the real estate assets and other assets of the Trust. The Trust is the general partner of UPREIT and makes all of the investment decisions of UPREIT. The Trust will invest in properties that the Board of Trustees considers suitable investments. Properties can and may include commercial properties and multi-family units, such as apartment buildings. The Trust's principal office is located at 1121 Westrac Drive, Suite 108, Fargo, North Dakota 58103, telephone 701-239-6879.

The Trust is registered as required by the laws of North Dakota and meets the requirements under Internal Revenue Code Section 856 of a real estate investment trust. Internal Revenue Code Section 856 requires that 75% of the assets of a real estate investment trust must consist of real estate assets and that 75% of its gross income must be derived from real estate. The net income of the Trust is allocated in accordance with the Share ownership in the same fashion as a regular corporation.

Sponsor and Advisor. The Sponsor and Advisor of the Trust is Dakota REIT Management, Inc., which was specifically formed for such purpose.

Management of the Trust. The Advisor will manage the affairs of the Trust, subject to the review and overall control of the Board of Trustees, who may remove the Advisor without cause.

The Properties. As of the date of this offering circular, the Trust has invested in eleven residential apartment buildings comprising a total of 232 residential apartment units. In addition, UPREIT has invested in separate limited partnerships that own the Richard P. Stadter Psychiatric Hospital in Grand Forks, N.D., and the PRACS pharmaceutical research facility in Fargo, N.D. All of the Trust's investments have been exchanged for a general partnership interest in UPREIT. The UPREIT may decide to acquire properties elsewhere that the Board of Trustees of the Trust considers as suitable investments. The UPREIT may invest in any combination of residential and commercial real estate properties. (The investments are set forth in an Exhibit to this Offering Circular.)

Investment Objectives. The Trust's investment objectives are (i) to preserve, protect and return Shareholder's capital, (ii) provide cash dividends on a quarterly basis in the Trustee's discretion, a portion of which (due to depreciation) may not constitute current taxable income, (iii) provide growth of capital investment through potential appreciation in the value of the Trust's properties, and (iv) provide a hedge against inflation through use of month-to-month rentals or short- and long-term lease arrangements with tenants of the Trust's rental properties. *There is no assurance that such objectives will be attained.*

Conflicts of Interest. The relationships among the Trust, its Board of Trustees, the Advisor and its Affiliates do and will result in conflicts of interest including (a) agreements between the Trust and its Advisor and Affiliates, including those relating to compensation and those pertaining to actual and potential purchases or sales of property, which are not the result of arms'-length negotiations; (b) the Advisor and Affiliates will devote only so much of their time to the business of the Trust as they determine, and will allocate their time, as they determine, among existing and future programs in which they are involved; (c) the Advisor and Affiliates may form future investment programs that may be in competition with the Trust for properties and tenants; and (d) the Trust, its Board of Trustees, the Advisor and Affiliates are not represented by separate independent legal counsel. See "Conflicts of Interest."

Compensation of Advisor and Affiliates. Compensation to the Advisor and Affiliates has not been subject to arms'-length negotiations with the Trust. See "Information About Advisor and Affiliates" for the various types of compensation, fees, profits, reimbursements and distributions including (a) sales commissions to Bison Capital, an Affiliate of the Advisor; (b) acquisition fees to the Advisor and Affiliates; (c) advisory fee to the Advisor; (d) property management fee to the Advisor's related property management company, Valley Rental Service, Inc.; and (e) real estate brokerage commission to an Affiliate, Valley Realty, Inc., which may or may not be involved in either acquisitions or dispositions of Trust properties. An advisory management fee and operating costs of .8% (eight-tenths of one percent) of "net invested assets" is expected to be incurred for administrative services provided for the management of the Trust. The Advisor's property management Affiliate, Valley Rental Service, Inc., receives an annual property management fee for management of some of the properties acquired by the Trust. The annual property management fee currently is 4% of rental revenue. This fee is capped at 4% on each property acquired by the Trust from Affiliate George Gaukler for the first five years after the acquisition of that property by the Trust. Subsequent to five years, the Board of Trustees may approve an increase in the management fee based upon prevailing market rates, but not to exceed 5% of rental revenue. The annual property management fee paid on other properties is negotiated between the Trust and the property manager, which in most cases is Valley Rental Service, Inc., an Affiliate of the Advisor.

Limitations on the Transferability of Shares. No public market for the Shares presently exists, and there can be no assurance that a market ever will develop or that the Shares will ever be listed on any national or regional exchange or the NASDAQ automated quotation system. The Trustees presently do not intend to list the Shares on such an exchange or system. Under certain circumstances the Trust may prevent the accumulation or transfer of Shares in order to protect the tax status of the Trust as a REIT. See "Summary of Amended and Restated Declaration of Trust—Limit on the Amount of Shares Owned," and "—Certain Transfer Restrictions-Redemptions."

Duration of the Trust. The Trust will continue to exist, unless sooner terminated by a majority vote of the Shareholders, until the expiration of twenty-one (21) years after the death of the last survivor of the original members of the Board of Trustees, each of whom has signed the original Declaration of Trust. However, the Trustees expect that they will begin an orderly process to sell the Trust's properties and distribute the sale proceeds (after provision for payment of the Trust's liabilities) to Shareholders on a time schedule and in a manner that, in the Trustee's business judgment will provide the best return to the Shareholders. In all events, this Trust shall terminate when and if required in accordance with North Dakota law and shall be unaffected by any rule against perpetuities. The Trust shall not extend beyond the period permitted by law, but shall terminate upon the expiration of such period.

SUMMARY OF THE RIGHTS OF SHAREHOLDERS

The rights of Shareholders are summarized below. Such limited description is qualified in its entirety by specific reference to the Amended and Restated Declaration of Trust which is included as an Exhibit to this Offering Circular.

Dividend Policy

The Trust intends to declare and pay dividends quarterly or on a more frequent basis as the Trustees may decide. The Trustees determine and declare the amount of dividends, taking into consideration Trust operations, cash flow, REIT taxation qualification requirements and the financial condition of the Trust. Dividends have been declared and paid to Shareholders each quarter since the Trust's inception. The dividends declared and paid are set forth below.

Dividends Declared

Year	Period	Offering Price (per Share)	Dividend Per Share	Total Dividend	Dividends Reinvested at 90% of Offering Price	Percentage of Dividend Taxable as Ordinary (Current Income)
1998	1st Quarter	$100.00	$1.50	$9,375	$8,625	
	2nd Quarter	$100.00	$1.50	$11,647	$10,485	
	3rd Quarter	$100.00	$1.50	$21,019	$18,769	
	4th Quarter	$100.00	$1.50	$24,902	$2,652	
Annual Total			$6.00	$66,943	$60,531	0%
1999	1st Quarter	$100.00	$1.50	$28,925	$26,675	
	2nd Quarter	$120.00	$1.75	$36,515	$33,890	
	3rd Quarter	$120.00	$1.80	$39,304	$36,604	
	4th Quarter	$120.00	$1.85	$41,437	$36,677	
Annual Total			$6.90	$146,181	$133,846	23%
2000	1st Quarter	$120.00	$1.90	$44,760	$39,872	
	2nd Quarter	$120.00	$1.95	$47,436	$42,560	
	3rd Quarter	$120.00	$2.00	$50,084	$45,080	

	4th Quarter	$120.00	$2.05	$53,847	$48,720	
Annual Total			$7.90	$196,127	$176,232	26%
2001	1st Quarter	$120.00	$2.10	$59,797	$53,945	
	2nd Quarter	$120.00	$2.15	$67,310	$61,013	
	3rd Quarter	$120.00	$2.20	$73,268	$66,506	
	4th Quarter	$120.00	$2.25	$78,488	$67,307	
Year to Date			$8.70	$278,863	$248,771	7%

Dividends That May be Return of Capital. Due primarily to depreciation deductions, the Trust's cash flow from operations is expected to exceed its taxable income, and to the extent such cash flow in excess of taxable income is distributed to Shareholders as dividends, it is expected that a portion of the dividends to Shareholders from Cash From Operations (meaning ordinary dividends) will be deemed to be a return of capital. A return of capital is applied to reduce the Shareholder's tax basis in his or her Shares and is nontaxable until the basis has been reduced to zero. Thereafter, such return of capital would be a taxable gain. Trust liquidation proceeds, if any, received by a Shareholder which exceed the Shareholder's basis will be taxed as gain at the time of receipt.

Dividend Reinvestment Plan. The Trust offers its share holders the opportunity to reinvest their cash dividend in additional shares of The Trust. Shares purchased under this plan will be discounted from the most recent public offering by 10%. The Shares issued will be qualified as part of the then current Regulation A offering. A shareholder may elect at any time to join the Dividend Reinvestment Plan. A copy of the Dividend Reinvestment Plan is attached as an Exhibit to this Offering Circular. Share holders will pay no brokerage fees and The Trust will not charge a fee in administering the dividend reinvestment plan.

Distributions of Cash From Sale or Financing of Properties

The Trust expects to hold its properties for varying and indefinite periods. It may sell them and distribute the proceeds on a property-by-property basis in the following order of priority:

> *First*, to senior debtholders, if any, in an amount equal to 100% of their borrowed capital (on a property-by-property basis); *second*, to Shareholders on a per-share basis for the remainder of the assets to be distributed.

Distributions to Shareholders of Cash From Sale or Financing of Properties are subject to prior payment of secured and unsecured debt which has priority. To the extent that proceeds from the sale of properties are not sufficient to meet the obligations created by such debt, then Shareholders would suffer loss of their investment.

Voting

Each Share is entitled to one vote on all matters, and cumulative voting is allowed in the election of members to the Board of Trustees.

RISK FACTORS

The purchase of Shares involves various risks. Prospective investors should carefully consider the following risks, among others, before making a decision to purchase Shares and become investors in this Trust. An investment in these securities is speculative and involves a high degree of risk, and should be considered only by persons who can afford the loss of their entire investment.

Conflicts of Interest among the Trust and affiliated entities produce agreements and relationships which do not have the benefit of having been negotiated between unrelated parties.

Various conflicts of interest exist – and will arise in the future – among the Trust, its Board of Trustees, the Advisor and its Affiliates. These conflicts present risks to shareholders because contracts entered into between the Trust and an affiliated entity were not entered into in arm's length negotiations between unrelated parties. These affiliate relationships also present the risk that shareholders will have a more difficult time removing management companies they are dissatisfied with than if those management companies were unrelated.

The Trust will not engage in transactions with any Affiliate unless the transaction has been approved by the affirmative vote of a majority of the Independent Trustees not affiliated with a person who is a party to the transaction, and: (1) The transaction is fair and reasonable to the Trust and its Shareholders; (2) The terms of such transaction are at least as favorable as the terms of any comparable transactions made on an arms'-length basis; (3) The total consideration is not in excess of the value of the property being acquired, if an acquisition is involved, as determined by the Board of Trustees; (4) Payments to Dakota REIT Management, Inc., its Affiliates and the Trustees for services rendered in a capacity other than that as a manager or Trustee may only be made upon a determination by the Independent Trustees that: (a) The compensation is not in excess of their compensation paid for any comparable services; and (b) The compensation is not greater than the charges for comparable services available from others who are competent and not affiliated with any of the parties involved.

In addition, The Trust shall not purchase property from any Affiliate unless a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Trust and at a price to the Trust no greater than the purchase price or development cost of the asset to such Affiliate, or if the price to the Trust is in excess of such value as determined by the Board of Trustees, that substantial justification for such excess exists and such excess is reasonable.

The Trust shall not sell property to an Affiliate without the approval of a majority of the Trustees (including a majority of the Independent Trustees).

The Trust may obtain loans from an Affiliate only with the approval of a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction as long as they approve the transaction as being fair, competitive, and commercially reasonable and no less favorable to the Trust than loans between unaffiliated lenders and borrowers under the same circumstances.

The Trust will not invest in joint ventures with an Affiliate unless a majority of Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Trust and as being on substantially the same terms and conditions as those received by the other joint venturers.

The Amended and Restated Declaration of Trust provides that Trustees and the Trust's officers, employees and other agents may engage with or for others in business activities of the types conducted by the Trust or UPREIT and that they will not have an obligation to present to the Trust or UPREIT any investment

-6-

opportunities which come to them other than in their capacities as Trustee, regardless of whether those opportunities are within UPREIT's investment policies. Each Trustee is required to disclose any interest he/she has, and any interest known to him/her of any person of which he/she is an Affiliate, in any investment opportunity presented to UPREIT.

Conflicts of interest include (a) agreements between the Trust and its Advisor and Affiliates, including those relating to compensation and those pertaining to actual and potential purchases or sales of property, which are not the result of arms'-length negotiations; (b) the Advisor and Affiliates will devote only so much of their time to the business of the Trust as they determine, and will allocate their time, as they determine, among existing and future programs in which they are involved; (c) the Advisor and Affiliates may form future investment programs that may be in competition with the Trust for properties and tenants; and (d) the Trust, its Board of Trustees, the Advisor and Affiliates are not represented by separate independent legal counsel.

The Trust has entered into various agreements with affiliated companies, pursuant to which the Trust pays money to affiliated companies. These agreements were not entered into between unrelated parties in arm's-length negotiations. A list of these arrangements can be found in the section entitled "Information About Advisor and Affiliates." Generally, these arrangements consist of (a) sales commissions that will be earned by Bison Capital, an Affiliate of the Advisor, for sales of these shares; (b) potential acquisition fees to the Advisor and Affiliates in the future; (c) advisory fee to the Advisor; (d) property management fee to the Advisor's related property management company, Valley Rental Service, Inc.; and (e) real estate brokerage commission to an Affiliate, Valley Realty, Inc., which may or may not be involved in either acquisitions or dispositions of Trust properties. An advisory management fee and operating costs of .8% (eight-tenths of one percent) of "net invested assets" is expected to be incurred for administrative services provided for the management of the Trust. The Advisor's property management Affiliate, Valley Rental Service, Inc., receives an annual property management fee for management of some of the properties acquired by the Trust. The annual property management fee currently is 4% of rental revenue. This fee is capped at 4% on each property acquired by the Trust from Affiliate George Gaukler for the first five years after the acquisition of that property by the Trust. Subsequent to five years, the Board of Trustees may approve an increase in the management fee based upon prevailing market rates, but not to exceed 5% of rental revenue. The annual property management fee paid on other properties is negotiated between the Trust and the property manager, which in most cases is Valley Rental Service, Inc., an Affiliate of the Advisor.

Each acquisition is independently reviewed by the members of the Board of Trustees. Only those Trustees who have no direct financial interest in the outcome of a proposed property acquisition will vote on the acquisition. Any portion of acquisition or disposition fees payable to the Advisor or its Affiliates in future acquisitions by UPREIT will be judged on the same basis as stated herein, taking into consideration current market conditions at that time. Any acquisition fee paid to the Advisor or Affiliates will not exceed one-half of 1% of up to $2,500,000 of sales price of real estate involved ($12,500). Any disposition fee paid to the Advisor or its Affiliates will not exceed 3% of the gross selling price. Offering costs of 10% of offering proceeds will be paid. These offering costs include an 8% commission, which may be paid to registered securities broker/dealers, including Bison Capital, Inc., an Affiliate of the Advisor.

The Trust has purchased properties from Affiliates. Although each of these investments has been approved by a majority of Trustees who did not have an involvement in the transaction, these transactions should not be viewed as arm's-length transactions between disinterested parties. The Properties Acquired and Transactions with Affiliates are set forth in the section entitled "Properties Acquired and Transactions with Affiliates" and are listed on an Exhibit to this Offering Circular. Additionally, many of the investments have been made in properties which were built wholly or in part by contractors, subcontractors and suppliers which are affiliated with the Trust's Advisor or other members of the Board of Trustees.

The Trust's accountants, attorneys and other advisors represent The Trust, and not individual investors. As a result, investors must consult their own professional advisors for investment, legal, tax, financial or other advice.

The Trust's assets are not diversified and consist entirely of investments in real estate. Real Estate Investments are illiquid and cannot be disposed of quickly.

All real property investments are subject to some degree of risk. Equity real estate investments tend to limit the ability of the Trust to vary its portfolio promptly in response to changing economic, financial and investment conditions. Such investments will be subject to risks such as adverse changes in general and local economic conditions, or local conditions such as excessive building resulting in an oversupply of existing space or a decrease in employment reducing the demand for space or tenants. Such investments will also be subject to other factors affecting real estate values, including (i) possible federal, state or local regulations and controls affecting rents, price of goods, fuel and energy consumption and prices, water, and environmental restrictions affecting new construction, (ii) increasing labor and material costs, (iii) the attractiveness of the property to tenants in the neighborhood, and (iv) state and federal income tax liability. Economic conditions which the Trust cannot predict or control may have a negative impact on the value of UPREIT's assets.

Shareholders may not be able to liquidate their investment in the event of an emergency. There can be no assurance that the Shares will ever be listed on a national or regional exchange or included for quotation on the NASDAQ automated quotation system, or if so listed or quoted, that a public trading market will develop. Without the benefit of an established public trading market, the Shares may remain illiquid and not readily accepted as loan collateral. Consequently, the purchase of Shares should be considered only as a long-term investment. Furthermore, even if a market for the sale of Shares were to develop, no assurance can be given as to the value which a Shareholder could receive for his or her Shares.

In order for the Trust to qualify as a REIT, no more than 50% of the outstanding Shares may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the Trust's taxable year. To ensure that the Trust will not fail to qualify as a REIT under this test, the Amended and Restated Declaration of Trust authorizes the Trustees to take such actions as may be required to preserve its qualification as a REIT, and limit any person to direct or indirect ownership of no more than a limited percentage of the outstanding Shares of the Trust. While these restrictions are designed to prevent any five individuals from owning more than 50% of the Shares, they would also make virtually impossible a change of control of the Trust. The restrictions and provisions may also (i) deter individuals and entities from making tender offers for Shares, which offers may be attractive to Shareholders, or (ii) limit the opportunity for Shareholders to receive a premium for their Shares in the event an investor is making purchases of Shares in order to acquire a block of Shares.

UPREIT has not identified properties it will purchase so Investors cannot assess the Properties that may be acquired in the future.

Properties to be acquired by UPREIT have not yet been determined. Because this is an unspecified property offering, it presents increased uncertainties to the investors. The prospective investor has no information to assist in his or her investment decision as to the identification or location of, or as to the operating histories of, or other relevant economic and financial data pertaining to, the properties to be purchased by UPREIT, and must rely entirely on the investment judgment of the Advisor and the Board of Trustees.

The imposition of rent controls in some cities would affect UPREIT's ability to generate rental revenue.

Some cities impose controls and restrictions on rental charges for personal living facilities. Accordingly, some of UPREIT's properties may be or become subject to rent controls. Such controls could limit the operating profitability of UPREIT's properties and the Trust because they would limit the amount of revenue a property could achieve.

Overall general economic conditions, which The Trust cannot predict, may limit the ability of UPREIT to purchase properties or of tenants to pay rent when due.

Periods of tight credit and high interest rates may adversely affect the ability of UPREIT to acquire properties. The inability of UPREIT to acquire new properties further constrains The Trust's diversification and growth. On the other hand, during times of economic recession the ability of tenants to rent spaces from UPREIT and timely pay rent when due may be adversely affected. This would limit the income available to UPREIT for distribution to its Unitholders and, consequently, limit The Trust's ability to allocate dividends to its shareholders. There may be future shortages or increased costs of fuel, natural gas, water, or electric power, or allocations thereof by suppliers or governmental regulatory bodies in the areas where property purchased by UPREIT is located. In the event that any such shortages, price increases or allocations occur, the financial condition of tenants of UPREIT may be adversely affected. The Trust is unable to predict the extent, if any, to which such shortages, increased prices or allocations would influence the ability of tenants to make rent payments and the Trust to make cash distributions to Shareholders.

Real estate investments of UPREIT face competition from other real estate properties.

The results of operation of the Trust will depend upon the availability of suitable opportunities for investment of its funds by UPREIT, and on the yields available from time to time on real estate and other investments, which, in turn, depends to a large extent on the type of investment involved, the condition of the money markets, the nature and geographic location of the property, and competition and other factors, none of which can be predicted with certainty. Even though the Advisor and its Affiliates have years of experience of acquiring properties suitable for UPREIT's investment, UPREIT will be competing for acceptable investments with private investors and other real estate investment programs. Many of these competitors have greater experience and resources than UPREIT.

Ownership of real estate carries risk of uninsured losses and environmental liabilities.

The Trust intends to maintain what it believes to be adequate property damage, fire loss and liability insurance. However, there are certain types of losses (generally of a catastrophic nature) which may be either uninsurable or not economically insurable. Such excluded risks may include war, earthquake, hurricane, terrorism, certain environmental hazards and floods. Should such events occur, (i) UPREIT and the Trust might suffer a loss of capital invested, (ii) tenants of spaces may suffer losses and may be unable to pay rent for the spaces, and (iii) UPREIT and the Trust may suffer loss of profits which might be anticipated from one or more properties.

Federal law (and the laws of some states in which UPREIT may acquire properties) imposes liability on a landowner for the presence on the premises of hazardous substances or wastes (as defined by present and future federal and state laws and regulations). This liability is without regard to fault or knowledge of the presence of such substances and may be imposed jointly and severally upon all succeeding landowners. If such hazardous substances are discovered on a property acquired by UPREIT, UPREIT could incur liability for the removal of the substances and the cleanup of the property. There can be no assurance that UPREIT would have effective

remedies against prior owners of the property. In addition, UPREIT may be liable to tenants and may find it difficult or impossible to sell the property either prior to or following any such cleanup.

Shareholders cannot manage the Trust and must rely on management to act on their behalf.

The Trustees are accountable to the Trust as fiduciaries and must exercise good faith and integrity in handling Trust affairs. The Trustees have the authority to approve or disapprove all investments recommended to UPREIT by the Advisor. The Trustees will have ultimate control over the management of the Trust and the conduct of Trust affairs, including management of UPREIT and the acquisition and disposition of UPREIT's assets. However, shareholders have no right or power to take part in the direct management of the Trust or UPREIT and the success of the Trust and UPREIT will depend, to a large extent, on the services and performance of the Advisor.

Subject to some conditions and limitations, the Amended and Restated Declaration of Trust limits the liability of, and provides for the Trust to indemnify, the Trustees, the Advisor and their Affiliates, and to provide insurance coverage and pay for all premiums thereon to protect the Board of Trustees while acting for and on behalf of the Trust. See "Summary of Amended and Restated Declaration of Trust—Limited Liability of Trustees," and "—Indemnification of Trustees and Affiliates."

There is no minimum amount of money required to be received in this Offering. Sales of fewer than all of the Shares will limit UPREIT's ability to invest in new properties.

There is no assurance that the Trust will sell the maximum amount of Shares it is intending on selling at the present time. The potential profitability of the Trust and its ability to diversify UPREIT's acquisitions, both geographically and by size of properties purchased, could be adversely affected by the amount of funds available for investment. Diversification of UPREIT's assets provides a measure of safety, because in the event certain investments become unprofitable, UPREIT may be able to rely on other properties to avoid operating losses. Additionally, there may be delay in the time an investor's makes his or her investment and the time UPREIT is able to identify and purchase a suitable investment. This delay may hinder the ability of UPREIT to achieve income from a property during the time of the delay.

There is No Assurance that Shareholders will receive Cash Distributions or Property Appreciation.

There is no assurance as to when or whether cash will be available for distribution to Shareholders. There is no assurance that the Trust will operate at a profit or that any properties acquired by UPREIT will appreciate in value or can ever be sold at a profit. The value and marketability of UPREIT's properties will depend upon many factors beyond the control of the Trust or UPREIT, and there is no assurance that there will be a ready market for the properties owned by UPREIT since investments in real property are generally non-liquid.

Operating expenses of the Trust, including certain compensation to the Advisor and its Affiliates and the Independent Trustees, will be incurred and must be paid irrespective of the Trust's profitability.

Investments in the Trust are subject to Immediate Dilution of Share Value.

The estimated book value of the Shares after this offering will be $95.20. Therefore, a purchaser paying $125 per share will incur an immediate book value dilution of $29.80 per share. In addition, because this is a best-efforts offering, the shares will be subject to varying levels of dilution depending upon the number of shares sold in this Offering. The following chart sets forth the Book Value Dilution of Shares based upon scenarios where 100 percent, 50 percent, or 10 percent of the shares are sold in this Offering.

Book Value Dilution

		Per Share			
% Sold	Offering Price	Directors Price *	Before Distribution	After Distribution	Value of Dilution
100%	$125/Share	$112.50/Share	89.70	95.20	29.80
50%	$125/Share	$112.50/Share	89.70	92.30	32.70
10%	$125/Share	$112.50/Share	89.70	89.30	35.70

The initial board of directors and initial shareholders of $100,000 or more (there are only two) have the option to purchase up to an additional $100,000 of shares of beneficial interest at 90% of the price being paid by a new subscriber for a period not to exceed ten years. The trust will not pay a sales commission on the shares purchased under this program.

Investments in The Trust are subject to dilution by future sales of securities by both The Trust and UPREIT.

As of October 1, 2000, all of The Trust's assets have been transferred into a general partnership interest in UPREIT. UPREIT was formed as a North Dakota limited partnership on February 2, 2000, to serve as the investment vehicle for all assets of The Trust. The Trust serves as the general partner of UPREIT, is responsible for management of UPREIT, and is responsible for the investment decisions made by UPREIT. Under federal and state law and pursuant to the terms of the UPREIT Limited Partnership Agreement, UPREIT is authorized to accept real estate as an investment in return for shares of limited partnership. After the close of this offering, UPREIT will continue to seek investments from other investors, both in the form of cash and property. Additionally, The Trust may, and probably will, continue to seek additional investors. These additional investments will dilute the percentage ownership interests of current investors of The Trust and investors in this offering.

If The Trust fails to qualify as a Real Estate Investment Trust, The Trust and investors may suffer adverse tax consequences. The Trust and Investors may also suffer adverse tax consequences from other unanticipated events.

Although management believes that the Trust, since January 1, 2000, has been organized and operated to qualify as a REIT under the Code, no assurance can be given that the Trust has in fact operated or will be able to continue to operate in a manner to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within the Trust's control. For example, in order to qualify as a REIT, at least 95% of the Trust's taxable gross income in any year must be derived from qualifying sources and the Trust must make distributions to shareholders aggregating annually

at least 90% of its REIT taxable income (excluding net capital gains). Thus, to the extent revenues from non-qualifying sources are more than 5% of the Trust's gross income in any taxable year, the Trust will not satisfy the 95% income test and may fail to qualify as a REIT, unless certain relief provisions apply, and, even if those relief provisions apply, a tax would be imposed with respect to excess net income, any of which could have a material adverse effect on the Trust and its ability to make distributions to you and to pay amounts due on its debt. Additionally, to the extent UPREIT were determined to be taxable as a corporation, the Trust would not qualify as a REIT, which could have a material adverse effect on the Trust and its ability to make distributions to you and to pay amounts due on its debt. Finally, no assurance can be given that new legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If the Trust fails to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates, which would likely have a material adverse effect on the Trust and its ability to make distributions to you and to pay amounts due on its debt. In addition, unless entitled to relief under certain statutory provisions, the Trust would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce funds available for investment or distributions to you because of the additional tax liability to the Trust for the year or years involved. In addition, the Trust would no longer be required to make distributions to you. To the extent that distributions to you would have been made in anticipation of qualifying as a REIT, the Trust might be required to borrow funds or to liquidate certain investments to pay the applicable tax.

For a further discussion of income tax issues, see "Material U.S. Federal Income Tax Consequences."

THE TRUST

Description of Business. The Trust began operations in October 1997. The Trust is the general partner of UPREIT, whose primary goal is to acquire income producing real state properties and operate them in a manner that will provide cash flow for the payment of dividends to its shareholders and capital appreciation to the Trust's assets. The Trust intends to invest in the upper Midwest region, but as the date of this offering, all properties are located in North Dakota.

The Trust operates its assets through Dakota UPREIT Limited Partnership, which holds title to the properties and for which it is the general partner. All management and investment decisions are made by The Trust.

Property acquired by UPREIT may be leveraged up to 75% of its value. Currently, The Trust has borrowed 70.58% of the current properties' investment value.

The Trust attempts to diversify UPREIT's real estate holding at about 70% residential multifamily and 30% commercial. Currently, UPREIT's properties are 84% residential and 16% commercial. The residential properties are primarily managed by Valley Rental Service, Inc., an Affiliate of George Gaukler. The contracts call for a 4% management fee and may be terminated by either party upon 30 day notice.

The Trust has no employees. The Trust has an advisory contract with Dakota REIT Management, Inc., which is responsible for the daily operation of The Trust. Dakota REIT Management, Inc., receives a fee of .8% (eight-tenths of one percent) of net invested assets, and an acquisition fee that will not exceed one-half of 1% of up to $2,500,000 of sales price of real estate involved ($12,500), for the cost of due diligence property review.

Investment Policies of the Trust. Property to be purchased for investment will be approved by the board of Trustees. UPREIT intends to invest in the upper Midwest region and more particularly in North Dakota, Minnesota, and South Dakota. Communities within this area will be considered if they show a stable market for a particular investment.

The primary emphasis of UPREIT's investments will be multi-family apartments (approximately 70% of the investment portfolio) and the balance commercial property (approximately 30% office, retail and warehouse space). UPREIT intends to leverage up to 75% of the acquisition cost, initially in short term commercial loans and then converting to long term real estate mortgages.

UPREIT does not intend to invest in real estate mortgages. UPREIT will, however consider investing in securities (i.e. Limited Partnerships, Real Estate Investment Trusts) that have, as a basis for income, single asset real estate entities that meet the above described criteria.

PROPERTIES OWNED BY UPREIT

The Properties owned by UPREIT are set forth below:

Name/Location	Property Type	Ownership	Original Investment	Mortgage Balance		Size (Sq. Ft)	Year Acquired	# of Units	Occupancy (2001)	Lease Terms	Development Plans
Wheatland Place I 3302 31st Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,115,000	$765,866	(1)	28,460	09/97	24	94.5%	(5)	None
Wheatland Place II 3322 31st Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,115,000	$765,866	(1)	28,460	04/98	24	94.5%	(5)	None
Wheatland Place III 3342 31st Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,115,000	$765,866	(1)	28,460	07/98	24	94.5%	(5)	None
Wheatland Townhomes I 3301-3337 31st Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$740,000	$493,026	(1)	14,100	07/98	10	94.3%	(5)	None
Westlake Townhomes 3120-3130 32nd St. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$840,000	$560,039	(1)	15,880	07/98	12	97.5%	(5)	None
Wheatland Place IV 3063 34th St. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,165,000	$789,799	(1)	28,460	10/98	24	95.5%	(5)	None
Wheatland Townhomes II 3040-3078 34th St. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,350,000	$996,850	(2)	28,620	07/99	18	98.0%	(5)	None
Wheatland Place V 3501 30th Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,210,000	$996,850	(2)	28,460	04/00	24	87.4%	(5)	None
Wheatland Place VI 3511 30th Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,210,000	$996,850	(2)	28,460	04/00	24	87.0%	(5)	None
Richard P. Stadter Psychiatric Hosp. 4400 S. Washington St. Grand Forks, ND	Hospital (Commercial)	Ltd. Partnership	$270,000	None		N/A	01/01	N/A	100.0%	(6)	None
PRACS Institute Ltd. 4801 Amber Valley Pkwy. Fargo, ND	Office/Research Center (Commercial)	Ltd. Partnership	$200,000	None		N/A	01/01	N/A	N/A	(7)	(7)
Wheatland Place VIII 3531 30th Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,250,000	$996,850	(2)	28,460	07/01	24	97.3%	(5)	None

Wheatland Place VII

3521 30th Ave. SW Fargo, ND 58103	Multi-Family (Residential)	Fee Simple	$1,250,000	$996,850 (2)	28,460	08/01	24	97.8%	(5)	None
2901 1st Ave. N. Fargo, ND 58104	Office/ Warehouse (Commercial)	Fee Simple	$440,000	$327,202 (3)	12,240	08/01	N/A	100.0%	(8)	None
2731 12th Ave. SW Fargo, ND 58103	Office (Commercial)	Fee Simple	$1,425,063	$925,000 (4)	18,320	12/01	N/A	N/A	(8)	None

(1) Mortgage note payable, at 7.1% fixed rate, due in monthly installments of $30,845 fully amortized over the life of the loan, which matures in 2024. Personal limited guaranty of George Gaukler. A prepayment penalty will apply during the first 180 months of the loan.

(2) Mortgage note payable, at 7.25% fixed rate, due in monthly installments of $34,074, amortized over 30 years and matures September 1, 2011. Balance at maturity estimated at $4,310,685. Prepayment allowed following a two year lockout after securitization by providing a defeasance security.

3) Mortgage note payable, at 7.5% fixed rate, due in monthly installments of $2,652.75, amortized over 20 years and matures on August 1, 2006. Balance at maturity estimated at $288,709.74. There is no prepayment penalty.

(4) Mortgage note payable at 5.25%, variable rate at .5% over the Bremer Financial Reference Rate, subject to daily change and a maximum interest rate adjustment of 8%. Monthly installments of $6,283.76. Payments will adjust annually to maintain a 20 year amortization schedule. The note matures January 10, 2007 with a balance due estimated at $715,450.67. There is no prepayment penalty.

(5) Residential leases are typically leased under the following term:

    a. Initial term of 6 months to 12 months.

    b. Month to month occupancy after initial term.

    c. Subleasing is not allowed.

(6) UPREIT owns 13.5 units of South Washington Real Estate Investment Limited Partnership, which in turn owns 28.1% interest in the Richard P. Stadter Psychiatric Hospital in Grand Forks, North Dakota. The Richard P. Stadter Psychiatric Center LLC has leased the hospital through 2014 on a triple net basis.

(7) UPREIT owns 4 units of PRE Limited Liability Limited Partnership. PRE is developing, owning and leasing a company headquarters and pharmaceutical research facility in Fargo, North Dakota for PRACS Institute, Ltd. Construction of the facility is scheduled for completion in May 31, 2002. PRACS has entered into a 20 year triple net lease.

(8) Commercial leases are typically leased under the following terms:

    a. Terms of no less than one year and up to 20 years with options for renewal.

    b. Tenants pay all expenses of operations i.e.. taxes, insurance, maintenance, repair.

    c. Subleasing is not allowed without the Trust's approval.

    d. If the property is sold, the leases may be assigned without tenants' approval.

BOARD OF TRUSTEES OF THE TRUST

Board of Trustees—Number, Qualifications, Limitations, and Minimum Investment

- ▶ Minimum of 7 members, maximum of 12 members
- ▶ 3-year terms with up to four Trustees elected each year without limitation as to number of consecutive terms
- ▶ Minimum investment made by each Board of Trustees member - $100,000
- ▶ Frequency of meetings - quarterly or as otherwise required
- ▶ Initial Board of Trustees members have been granted an option to purchase an additional $100,000 worth of Shares at 90% of the then current price for Shares sold to new subscribers, during a 10-year period from May 20, 1997, the date of commencement of business of the trust. No sales commissions will be paid on any such sales
- ▶ Compensation and Insurance
  - $250 per Board of Trustees or committee meeting
  - Officers and Directors Liability Insurance
- ▶ Duties and Responsibilities
  - Determine and establish investment policy
  - Approve each investment acquisition and disposition
  - Make final decision with reference to sale or exchange of investment property
  - Review annually Advisor's and Affiliates' performance
  - Approve all financing

The Trust's Amended and Restated Declaration of Trust provides that a majority of Trustees must be Independent Trustees as to any given question that is presented for determination and that a majority of each committee of Trustees likewise be Independent Trustees. Due to a resignation of an independent trustee, the Board currently consists of an equal number of independent and non-independent trustees. The Trust is endeavoring to empanel a new Independent Trustee.

As provided in the Amended and Restated Declaration of Trust, this Trust is directed by a Board of Trustees who are identified and briefly described below. An asterisk is placed by the names of Independent Trustees.

George Gaukler

Mr. Gaukler is a 1962 graduate of Valley City State College. He is the founder, majority shareholder, president and CEO of Valley Realty, Inc., a real estate development company, which now includes rental management services, real estate sales, land development and construction. Mr. Gaukler has developed and constructed numerous multi-family apartments, and commercial properties throughout North Dakota. The Property Management Division of Valley Realty, Inc. currently manages 2,500 apartment units and commercial property in North Dakota. Mr. Gaukler is the majority stockholder, president and CEO of Hi-Line Construction, Inc. which was organized to build housing and commercial construction in the bonded and bidding market. Mr. Gaukler organized the Trust in 1997 as a sponsor and is currently the President of the Trust. Mr. Gaukler is a registered real estate broker in North Dakota.

Ray Braun

Mr. Braun attended the University of North Dakota and has been a licensed public accountant since 1959. He is the managing partner of Ludvigson and Braun, in Valley City, North Dakota, an accounting firm specializing in providing accounting services for real estate investors and property managers. These services include the analysis and reporting of the leasing, financing and development of multi-family apartments and commercial properties. He currently owns 84 multi-family apartment units and other commercial property in North Dakota. In addition to his accounting practice Mr. Braun serves on the Board of Directors for the Valley City Development Corporation. Mr. Braun serves as a Treasurer of the Trust's Board of Trustees.

Bradley C. Fay

Mr. Fay graduated from North Dakota State University in 1983 with a BA in Economics. Mr. Fay is a small business owner and third generation farmer. He has investments in multi-family apartments and commercial property throughout North Dakota. In 1993 Mr. Fay worked for the North Dakota Securities Departments as a Fraud Investigator. In 1998 he attained both Series 6 and 63 Securities Licenses. He is involved in developing start-up, value-added companies for agricultural ventures including Dakota Growers Pasta Cooperative, United Spring Wheat Producers, and AgGrow Oils, LLC. Mr. Fay has served on the Board of Directors for the National Association of Wheat Growers and on the Board of Directors of the North Dakota Grain Growers Association. Mr. Fay is an inactive, licensed real estate agent in North Dakota. He serves as Secretary of the Board of Trustees and on the Finance Committee of the Trust.

Brion Henderson*

Mr. Henderson graduated from North Dakota State University in 1976 with a BA in Industrial Engineering. He has since worked in agricultural production services in North Dakota, specializing in chemical and fertilizer application. He has real estate investments in multi-family apartments and tax credits. Mr. Henderson serves as Vice Chairman of the Board of Trustees.

Peter Gugisberg

Mr. Gugisberg graduated from Augustana College in 1968. In 1973, he became an active owner of Baker Insurance in Fargo, ND, specializing in property insurance and property risk management. Mr. Gugisberg holds Series 7 and Series 24 Securities Licenses and is the registered principal of Bison Capital, Inc. He is the General Manager of Dakota REIT Management, Inc.; is a Chartered Property and Casualty Underwriter; and is a licensed insurance agent in North Dakota. He has personal investments in the Trust and real estate limited partnerships.

Duane Huber*

Mr. Huber graduated from Valley City State College in 1972. In 1975, he started a property and casualty insurance agency with Farmers Union Insurance in Wimbledon, ND. He is currently licensed in North Dakota to sell all general insurance. Personal real estate investments include land, multi-family apartments and commercial property.

Kevin Christianson*

Mr. Christianson studied Accounting and Computer Science at Minnesota State University Moorhead, Moorhead, MN. He has developed and constructed numerous multi-family apartments and commercial properties, including motels. He is the President of Paces Lodging Corporation and Property Resources Group. Mr. Christianson also facilitates financing and funding for land development, apartments and commercial development projects. He has real estate interests in seven states, has built 270 units of multi-family apartments, and has developed 200,000 square feet of office and retail space. He actively manages, leases and provides property management services for his developments. Mr. Christianson serves on the Finance Committee for the Trust.

Roy Sheppard*

Mr. Sheppard graduated from the University of Wisconsin - Madison School of Business in 1972 with a BBA in Business Administration. That year he founded North Dakota's first cable television services company, Cable Services, Inc. He is now President and General Manager of the company, which serves eight communities in North Dakota. Mr. Sheppard has served on numerous state and national advisory boards for the cable and telecommunication industry. He currently is developing a 21,000-square-foot technology center in Jamestown, N.D., to assist start-up technology companies in southeastern North Dakota. In 1989 Mr. Sheppard was appointed by North Dakota Governor George Sinner to serve on the North Dakota Educational Telecommunications Council. Mr. Sheppard has personal investments in multi-family apartments.

Stan Ryan

Mr. Ryan has been a Mechanical Contractor for the construction of commercial, multi-family apartments and public facilities in North Dakota, South Dakota and Minnesota since 1967. Along with Mr. Gaukler, he has developed multi-family apartment projects. He also has invested in land, apartments and commercial properties for over 20 years.

Gorman King, Jr.*

Mr. King graduated from Tufts College, Wellesley MA in 1975. He received a JD from the University of North Dakota in 1979 and a Masters Degree in Public Health from Harvard University in 1984. Mr. King is a member of the American Trial Lawyers Association and successfully represented plaintiffs in the Dalkon Shield class action lawsuit. Mr. King is the publisher of the Hillsboro Banner, North Dakota's oldest newspaper. He invests and manages investments in multi-family apartments, and tax credits. He also serves as the principal in the North Dakota based ProviDent, a managed care dental health services company. Mr. King serves as Chairman of the Board of Trustees and is a member of the Finance Committee of the Trust.

Significant Employees of the Advisor

James Knutson

Mr. Knutson graduated from Valley City State University in 1970 with a BS in Business Education. Mr. Knutson has been with Valley Realty, Inc., since 1975 and currently serves as Vice President. His real estate experience encompasses leasing, property management, finance, development and construction of multi-family apartments and commercial properties. As the Vice President of Valley Realty, Inc. he manages 2,500 rental units and supervises investments for 150 investors. He has coordinated Valley Realty Inc.'s development and construction of 3,000 multi-family units and 200,000 square feet of commercial real estate throughout North Dakota. He also prepares due diligence financial reviews of prospective investment properties for the Trust. Mr. Knutson is a licensed real estate broker in North Dakota and personally invests in multi-family housing.

Ryan Davis

Mr. Davis graduated from Minnesota State University Moorhead in 1991. He joined Valley Realty, Inc. in 1995 and currently serves as Controller for Valley Realty and Valley Rental Service, Inc. He also serves as the Chief Financial Officer for Dakota REIT Management, Inc., the advisor to the trust. Mr. Davis is a Certified Public Accountant and holds Series 27 and 28 Securities Licenses. Mr. Davis has been actively involved in the development, construction and management of commercial properties. He personally invests in multi-family housing.

OBLIGATIONS OF THE TRUSTEES

The Trustees are accountable to the Trust as fiduciaries and must exercise good faith and integrity in handling Trust affairs. The Trustees have the authority to approve or disapprove all investment decisions recommended to the Trust by the Advisor. The Trustees will have ultimate control over the management of the Trust and the conduct of Trust affairs, including the acquisition and disposition of UPREIT's assets. The

Trustees are charged with the responsibility for monitoring the relationship between and among the Trust, UPREIT and the Advisor and its Affiliates. Financial statements and various other reports will be provided to the Trustees to aid them in the performance of their duties. The Trustees will spend such time on Trust affairs as their duties may require, and will meet quarterly or more frequently, as required. It is contemplated that the Trustees will not devote any substantial portion of their time to the performance of their duties as Trustees.

Trustees are elected by the Shareholders. Officers serve at the pleasure of the Trustees. There are no family relationships among the Trustees and the officers. Vacancies in the Board of Trustees may be filled on an interim basis (between annual meetings) by the remaining Board of Trustees members. Independent Trustees will be nominated by the other independent Trustees.

Any Trustee may resign at any time and may be removed by holders of at least a majority of the outstanding Shares entitled to vote (with or without cause) or by all of the Trustees (only for cause). Vacancies on the Board of Trustees occurring as a result of removal of a Trustee by Shareholders shall be filled by the Shareholders. Vacancies created by the death, resignation or incapacity of a Trustee (or other reason except removal by Shareholders) may be filled by the Trustees then in office.

The Board of Trustees is required to make an annual determination that the Advisor's compensation is reasonable and that total fees and expenses of the Trust are reasonable.

Certain transactions between the Trust and the Advisor and its Affiliates require the approval of the majority of the Trustees, including a majority of the Trustees who are not parties to the transaction or affiliates of any person (other than the Trust) who is a party to the transaction. See "Summary of Amended and Restated Declaration of Trust—Transactions with Affiliates."

Trustees, the Advisor and their Affiliates have certain limited liability protections and are entitled to certain indemnity rights under the Trust's Amended and Restated Declaration of Trust. See "Summary of Amended and Restated Declaration of Trust—Limited Liability of Trustees; and —Indemnification of Trustees and Affiliates."

The Trust pays each Trustee $250 (except those who are owners of the Advisor, Dakota REIT Management, Inc.) for each meeting of Trustees attended by him/her in person and reimburses all Trustees for their travel expenses and other out-of-pocket expenses incurred in connection with attending meetings and for carrying on the business of the Trust. Trustees, except the Advisor, will receive additional compensation (and expense reimbursements) for on-site review of prospective property acquisitions. Trustees and officers who are affiliated with the Advisor will receive no compensation from the Trust for their services as Trustees and officers. Such Trustees and officers will, however, be compensated indirectly by their relationship with the Advisor and its Affiliates, and they will be reimbursed for their expenses in attending meetings of Trustees and for carrying on the business of the Trust.

The Amended and Restated Declaration of Trust provides that Trustees and the Trust's officers, employees and other agents may engage with or for others in business activities of the types conducted by the Trust or UPREIT and that they will not have an obligation to present to the Trust or UPREIT any investment opportunities which come to them other than in their capacities as Trustee, regardless of whether those opportunities are within UPREIT's investment policies. Each Trustee is required to disclose any interest he/she has, and any interest known to him/her of any person of which he/she is an Affiliate, in any investment opportunity presented to UPREIT.

There is set forth in an Exhibit to this Offering Circular a tabulation which sets forth the number of Shares authorized, Shares presently owned by the Board of Trustees, officers, and Advisors, and separately stated in the event certain options are exercised by them.

Kevin Christianson Trustee	President Paces Lodging Corporation	40	1999	6/30/03
	President Property Resources Group			
	Finance Committee			
Peter Gugisberg Trustee	Vice President Baker Insurance	55	1997	6/30/02
	General Principal Bison Capital, Inc.			
	General Manager of the Trust			
Duane Huber Trustee	President Tri County Insurance Agricultural Production	57	1998	6/30/04
Stan Ryan Trustee	President Frostad Plumbing & Heating	67	1997	6/30/03
Roy Sheppard Trustee	President Csi Cable	51	1997	6/30/02
	President Jamestown Educational Network			
	President ND Cable Television Association			
	ND Educational Telecommunication Council Technology Advisory Committee			

The Board of Trustees has appointed three Trustees to serve on its Finance Committee to review and analyze proposed investment opportunities. After their due diligence review and analysis, this committee makes a formal presentation to the Trustees for investment consideration. The members of the Finance Committee are:

Kevin Christianson
Bradley Fay
Gorman King, Jr.

Security Ownership by officers, directors and significant shareholders. The following chart depicts the security ownership of officers and directors of The Trust and other significant shareholders of UPREIT.

Security Ownership of Board of Trustees

and Significant Investors as of

December 31, 2001

	Shares of Beneficial Interest	Units of UPREIT (1)	Total Shares	Percent of Trust
Gorman King Jr. Trustee & Chairman	1094	0	1094	3.13%

1) The units of Limited Partnership do not have voting rights but may be exchanged for shares of beneficial interest at the option of the unit holder.

2) Clarice and Reuben Liechty own 4,202 Units of UPREIT. Under UPREIT's Operating Partnership Agreement, they are eligible to convert Units of UPREIT into shares of the Trust. However, both the Operating Partnership Agreement and the Trust's Amended and Restated Declaration of Trust preclude Mr. and Mrs. Liechty from holding more than 9.8 percent of the outstanding shares of the Trust.

DAKOTA UPREIT

As of October 1, 2000, all of The Trust's assets have been transferred into a general partnership interest in UPREIT. UPREIT was formed as a North Dakota limited partnership on February 2, 2000, to serve as the investment vehicle for all assets of The Trust. The Trust serves as the general partner of UPREIT, is responsible for management of UPREIT, and is responsible for the investment decisions made by UPREIT.

The Board of Trustees calculated the book value of all of the assets and liabilities of The Trust as of October 1, 2000 to determine the net book value thereof. The net book value was used to determine the value of the general partnership interest received by The Trust. The ownership interest received by The Trust equaled the number of outstanding shares of The Trust as of October 1, 2000. The share value and cash dividends payable on a Unit of UPREIT is the same as a Share of The Trust.

The creation of UPREIT enabled the Trust to acquire real estate properties in exchange for Units of Limited Partnership without the purchaser of the Units of Limited Partnership (i.e., the seller of real estate) incurring a taxable event. Under the Internal Revenue Code, when a person transfers real estate to a REIT, the seller may incur a taxable event. However, through the creation of an umbrella partnership real estate investment trust, or UPREIT, in the form of a limited partnership, the regulations to the Internal Revenue Code allow a person to sell real estate to the limited partnership in exchange for units of limited partnership without incurring a taxable event. The new limited partner would not be taxed on any increase in value until he or she transferred the Units of Limited Partnership into Shares of the Trust.

INFORMATION ABOUT ADVISOR AND AFFILIATES

        The Trust is managed by Dakota REIT Management, Inc. The following chart depicts the organizational structure of the Trust and certain Affiliates.



<p style="text-align:center">**Dakota REIT Management, Inc.**</p>

Advisor to the Trust

Principals: **George Gaukler** -   Chairman and Chief Executive Officer
of Dakota REIT Management, Inc.,
and President and Trustee of the Trust

Mr. Gaukler is a 1962 graduate of Valley City State College. He is the founder, majority shareholder, president and CEO of Valley Realty, Inc., a real estate development company, which now includes rental management services, real estate sales, land development and construction. Mr. Gaukler has developed and constructed numerous multi-family apartments, and commercial properties throughout North Dakota. The Property Management Division of Valley Realty, Inc. currently manages 2,500 apartment units and commercial property in North Dakota. Mr. Gaukler is the majority stockholder, president and CEO of Hi-Line Construction, Inc. which was organized to build housing and commercial construction in the bonded and bidding market. Mr. Gaukler organized the Trust in 1997 as a sponsor and is currently the President of the Trust. Mr. Gaukler is a registered real estate broker in North Dakota.

Jim Knutson   -   Vice President/Secretary

Mr. Knutson graduated from Valley City State University in 1970 with a BS in Business Education. Mr. Knutson has been with Valley Realty, Inc., since 1975 and currently serves as Vice President. His real estate experience encompasses leasing, property management, finance, development and construction of multi-family apartments and commercial properties. As the Vice President of Valley Realty, Inc. he manages 2,500 rental units and supervises investments for 150 investors. He has coordinated Valley Realty Inc.'s development and construction of 3,000 multi-family units and 200,000 square feet of commercial real estate throughout North Dakota. He also prepares due diligence financial reviews of prospective investment properties for the Trust. Mr. Knutson is a licensed real estate broker in North Dakota and personally invests in multi-family housing.

Ryan Davis, CPA   -   Chief Financial Officer

Mr. Davis graduated from Minnesota State University Moorhead in 1991. He joined Valley Realty, Inc. in 1995 and currently serves as Controller for Valley Realty and Valley Rental Service, Inc. He also serves as the Chief Financial Officer for Dakota REIT Management, Inc., the advisor to the trust. Mr. Davis is a Certified Public Accountant and holds Series 27 and 28 Securities Licenses. Mr. Davis has been actively involved in the development, construction and management of commercial properties. He personally invests in multi-family housing.

Peter Gugisberg   -   Securities Sales and General Manager
of Bison Capital, Inc.

Mr. Gugisberg graduated from Augustana College in 1968. In 1973, he became an active owner of Baker Insurance in Fargo, ND, specializing in property insurance and property risk management. Mr. Gugisberg holds Series 7 and Series 24 Securities Licenses and is the registered principal of Bison Capital, Inc. He is the General Manager of Dakota REIT Management, Inc.; is a Chartered Property and Casualty Underwriter; and is a licensed insurance agent in North Dakota. He has personal investments in the Trust and real estate limited partnerships.

Advisor Duties and Compensation

Duties: Provide office space and staff

Conduct daily operations
Maintain Trust records
Prepare annual reports
Disburse dividends
Prepare Trustee reports as needed
Advise Trustees as to investment decisions

Compensation: .8 of 1% (eight-tenths of one percent) of net invested assets for management of the Trust. Net invested assets are defined as total assets at cost less cash and less total liabilities.

The Board of Trustees has set the following terms for future acquisition and disposition fees payable to the Advisor or its Affiliates. Any acquisition fee paid to the Advisor or its Affiliates will not exceed one-half of 1% of up to $2,500,000 of sales price of real estate involved ($12,500). Any disposition fee paid to the Advisor or its Affiliates will not exceed 3% of the gross selling price. Said fees will not exceed what is the prevailing market rate at the time of the acquisition or disposition and will be approved by a majority of independent trustees.

Property Management

Valley Rental Service, Inc., has been in operation since 1965. It is a full service company, providing all aspects of property care for the property's owners. Currently it manages approximately 2,000 apartments throughout North Dakota and South Dakota. Valley Rental Service, Inc. is headquartered in Valley City, North Dakota, with a property manager and support staff. The various properties are maintained with on-site management. Financial statements and operating reports are provided to the property owners.

Property Management Compensation

Management fee. The annual property management fee currently is 4% of rental revenue. This fee is capped at 4% on each property acquired by the Trust from George Gaukler for the first five years after the acquisition of that property by the Trust. Subsequent to five years, the Board of Trustees may approve an increase in the management fee based upon prevailing market rates, but not to exceed 5% of rental revenue. The management fee for other properties is negotiated between the Trust and the property manager, which in most cases is Valley Rental Service, Inc., an Affiliate of George Gaukler.

The Advisor, Dakota REIT Management, Inc., and Messrs. George Gaukler and James Knutson are considered sponsors and promoters of the Trust within the meaning of the Securities Act of 1933.

Specific Transactions With The Sponsor And Affiliates

A list of the Properties Acquired and Transactions with Affiliates is attached as an Exhibit to this Offering Circular. Each of the Transactions with Affiliates has been approved by the Independent Trustees and recorded in the minute book by form resolution of the Board of Trustees.

Compensation to Affiliates

Type of Fee	Purpose of Fee	Paid To	Amount of Fee
Selling Commissions and Administration Fees	Compensation to securities dealers for selling Trust shares (up to 8%).	There is no underwriter for this offering. However, an 8% commission will be paid to registered broker/dealers for sales of Shares. These broker/dealers will likely include Bison Capital, Inc., an entity controlled by George Gaukler, President of the Trust and Board of Trustee member, and managed by Peter Gugisberg, a Board of Trustee Member and licensed broker. Board of Trustee member Bradley C. Fay is a registered representative with Bison Capital.	Up to 8% of sales ($144,000) to be paid upon the Trust's receipt of sales proceeds.
Advisor's Management Fee	Compensation for carrying out the daily operations of the Trust which includes: Providing office space and staff, maintaining Trust Records, preparing annual reports, disbursing dividends, preparing Trustee reports as needed, and advising Trustees as to investment decisions.	Dakota REIT Management, Inc., an entity controlled by George Gaukler, President of the Trust and Board of Trustee Member	Based on .8 of 1% (eight-tenths of one percent) of net invested assets (total assets at cost less total liabilities currently). To be paid monthly.

Type of Fee	Purpose of Fee	Paid To	Amount of Fee
Property Management Fee	Compensation for property management which includes: collecting rent, processing payments, providing quarterly financial statements and overseeing the advertising, maintenance, cleaning and general operations of the building.	Valley Rental Service, Inc., an entity controlled by George Gaukler, President of the Trust and Board of Trustee Member.	Capped at 4% of rents. To be paid monthly. This fee is capped at 4% on each property acquired by the Trust from George Gaukler for the first five years after the acquisition of that property by the Trust. Subsequent to five years, the Board of Trustees may approve an increase in the management fee based upon prevailing market rates, but not to exceed 5% of rental revenue. The management fee for other properties is negotiated between the Trust and the property manager, which in most cases is Valley Rental Service, Inc., an Affiliate of George Gaukler.
Trustee Fees	Compensation for attending Board of Trustee meetings.	Board of Trustee Members in attendance, with exception of George Gaukler, who does not receive a Trustee Fee, because of his affiliation with the Trust.	$250 per Board of Trustee meeting. To be paid within 30 days after meeting.

Type of Fee	Purpose of Fee	Paid To	Amount of Fee
Acquisition and Disposition Fees	Compensation for due diligence review of acquired properties.	Undetermined.	Any acquisition fee paid to the Advisor or its Affiliates will not exceed one-half of 1% of up to $2,500,000 of sales price of real estate involved ($12,500). Any disposition fee paid to the Advisor or its Affiliates will not exceed 3% of the gross selling price. Said fees will not exceed what is the prevailing market rate at the time of the acquisition or disposition and will be approved by a majority of independent trustees. In 2001, the Trust paid $9,325 in acquisition fees to Dakota REIT Management, Inc., an Affiliate.

Remuneration of Directors and Management

The Trust has no employees but contracts with the Advisor, Dakota REIT Management, Inc. to provide management and acquisition investigation services.

In addition, the Trust is responsible for expenses, insurance, regulatory expenses and specific letterhead, forms, reports and postage. The Trust also pays a stipend to the Board of Directors, except for affiliated board members, for their attendance at the board meeting. The Board of Trustees meet quarterly and the stipend amounts to $250.00 per meeting.

Year Ended	2001	2000	1999
Advisor Management Fee	27,759	20,134	15,780
Advisor Investigation Fee	9,325	none	none
Trustee Compensation	8,000	8,750	6,000
Other Administration Costs	19,218	22,257	5,101
	64,302	51,141	26,881

CONFLICTS OF INTEREST

Some members of the Board of Trustees are subject to various conflicts of interest arising out of their relationships with the Advisor and its Affiliates, including conflicts relating to how and at what levels the Advisor will be compensated by the Trust, as well as possible conflicts involving Shareholders. Because the Trust was organized by and will be directed by the Board of Trustees but managed and operated day to day by the Advisor, these conflicts involving the Advisor will not always be resolved through arms'-length negotiations but through the exercise of the Board of Trustees' and Advisor's judgment, consistent with their fiduciary responsibility to the Shareholders and the Trust's investment objectives and policies. These conflicts include, but are not limited to, the following:

Transactions with Advisor and Affiliates. The Trust's Amended and Restated Declaration of Trust provides that the Independent Trustees approve or ratify all transactions with the Advisor and its Affiliates or any transaction with a Trustee, officer or employee of the Trust. Such transactions may not be deemed made at arms'-length. The Trust's annual report will include the material terms and circumstances of any such transactions. See "Summary of Amended and Restated Declaration of Trust—Transactions with Affiliates."

Interest in Other Entities. The Advisor and its Affiliates have organized and served as general partner of other entities, including limited partnerships, which may have investment objectives similar to those of UPREIT. The Advisor and its Affiliates have legal and financial obligations with respect to these limited partnerships which are similar to their obligations owed to the Trust. As Advisors, they have contingent liabilities for the obligations of such limited partnership as well as those of the Trust.

Adjacent Properties. Although it is not expected to occur, if Affiliates of the Advisor acquire properties that are adjacent to UPREIT properties, such properties may be enhanced by the interests of UPREIT; and it is possible that such properties could be in competition with UPREIT properties for prospective tenants. However, the Advisor and its Affiliates will not acquire properties which are adjacent to or in close proximity to properties owned by UPREIT unless UPREIT is first given the opportunity to purchase the properties and the opportunity has been rejected by a majority of the Independent Trustees.

Other Activities of the Advisor and Affiliates. As a result of their possible future interests in such limited partnerships or other entities, and the fact that they have also engaged and will continue to engage in other business activities, the Advisor and its Affiliates will have conflicts of interest in allocating their time between this Trust and other activities in which they are involved. However, the Advisor believes that it and its Affiliates have sufficient personnel to discharge fully their responsibilities to all of the ventures of which they are a part or in which they are involved.

Prior and Future Programs. The Advisor is affiliated with other real estate programs. In addition, various investor programs may in the future be formed by the Advisor and its Affiliates to engage in businesses and invest in properties which may be competitive with UPREIT. The Advisor will not form any future public program with investment objectives similar to UPREIT until this offering has been concluded, and the Advisor will not purchase property for any other public investor program with investment objectives similar to UPREIT until substantially all the funds of UPREIT have been fully invested or committed for investment. However, the Advisor may form future public or private investor programs that invest in similar properties on a leveraged, or mortgaged, basis; and such programs will not be deemed to have investment objectives similar to UPREIT.

In the event the Advisor or an Affiliate of the Advisor is presented with a potential investment which might be made by more than one investment entity which it advises or manages, the decision as to the suitability of the property for investment by a particular entity will be based upon a review of the investment portfolio of each entity and upon factors such as cash flow, the effect of the acquisition on diversification of each entity's portfolio, the estimated income tax effects of the purchase on each entity, the policies of each entity relating to leverage, the funds of each entity available for investment and the length of time such funds have been available for investment. To the extent that a particular property might be determined to be suitable for more than one public entity, priority will generally be given to the public entity having uninvested funds for the longest period of time. If a property is found to be inappropriate for any public entity, or if no such public entity has funds available for investment, then it may be considered for private placement. If after completing a review and consideration of the above factors, the Advisor or an Affiliate of the Advisor designates a particular property(ies) for private placement, then such private placement may proceed to consummation irrespective of whether a public entity thereafter raises equity funds that could be available for such investment. Nothing herein shall be deemed to diminish the Advisor's overriding fiduciary obligation to the Trust or as a waiver of any right or remedy the Trust may have in the event of a breach by the Advisor of such obligation.

Inconsistent Interests. The interests of the Shareholders may be inconsistent in some respects with the interests of the Advisor. The Advisor and certain of its Affiliates, by reasons of their interests in the Trust, their receipt of fees from the Trust, and, in some instances, their ongoing business relationship(s) with each other or with one or more members of the Board of Trustees, have and will produce conflicts of interest in conjunction with their performance of certain activities, including, particularly, payment and negotiation of the purchase price and interest thereon of the various investment opportunities presented for consideration by UPREIT.

An Affiliate of the Advisor, Valley Rental Service, Inc., is expected to be engaged as the property manager on behalf of the Trust. Such engagement will provide for a payment of a property management fee. Conflicts may arise between the interests of the Advisor on the one hand and the interests of the Trust on the other when, for example, the termination of the manager and engagement of a non-affiliated manager would appear to result in a profit or savings to the Trust through increased or more cost-efficient property services. It will be the responsibility of the Board of Trustees, particularly the Independent Trustees, to monitor each transaction and make sure each is based on fair and reasonable terms.

In addition, a transaction such as a sale of a given property may produce profits for the Advisor and/or its Affiliates at a time when it otherwise produces adverse tax consequences for the Shareholders. A continuation of business by the Trust may be advantageous to the Advisor and/or its Affiliates even though it may be disadvantageous to the Shareholders.

Transactions with Affiliates. Each transaction between the Trust and an Affiliate has been approved by a majority of Trustees who did not have an involvement in the transaction. Nevertheless, these transactions should not be viewed as arm's-length transactions between disinterested parties. The Trust has and may enter into transactions with Affiliates, such as purchasing property or services from Affiliates. Each of these transaction will be reviewed by – and must be approved by – a majority of Trustees who do not have an involvement in the transaction. However, these transactions should not be deemed to have been made between disinterested parties. Additionally, contractual arrangements with affiliated suppliers, contractors or management companies may make it more difficult to terminate the relationship with the affiliated supplier than it would be with an unrelated third party. The Properties Acquired and Transactions with Affiliates are set forth on an Exhibit to this Offering Circular.

Use of Affiliated Contractors and Suppliers. Many of the investments made by the Trust and UPREIT have been made in properties which were built wholly or in part by contractors, subcontractors and suppliers which are affiliated with the Trust's Advisor or other members of the Board of Trustees. Investors should not consider that the contracts entered into with such contractors, subcontractors and suppliers were arm's length transaction between disinterested parties. Additionally, contractual arrangements with affiliated suppliers, contractors or management companies may make it more difficult to terminate the relationship with the affiliated supplier than it would be with an unrelated third party.

Affiliated Securities Dealer. Bison Capital, Inc., a registered and licensed NASD securities dealer, is an Affiliate of the Advisor. It was formed to serve, and substantially all its business consists of serving as a registered securities dealer of real estate programs sponsored by the Advisor or its Affiliates. This registered securities dealer may experience conflicts of interest in performing its obligations to exercise due diligence with respect to the disclosures and information contained in this Offering Circular; however, Bison Capital, Inc., believes that such due diligence has in fact been exercised.

Lack of Separate Professional Representation. The Trust, its Advisor and Affiliates are not represented by separate professional representation. The lawyers, accountants, and other experts who have been or will be called upon to perform services for the Trust may also perform services for the Advisor and/or its Affiliates. It is important to point out that such separate professional advisors do not represent the interests of Shareholders. In the event litigation is commenced against the Trust and the Advisor, potential conflicts of interest may arise, and the Shareholders will have to retain their own separate counsel in and under such circumstances. Additionally, should any conflicts arise between or among the Trust and its Advisor or Affiliates, each involved entity would be required to retain separate professional representation in that matter.

Prior Relationships with Contractors and Vendors. The Trust intends to utilize the services of certain parties, such as builders, contractors, vendors, and other suppliers of goods and services, that have previously provided, or are in the process of providing, services or goods to the Advisor or its Affiliates in connection with prior entities organized by the Advisor and/or its Affiliates. In this regard, they have previously sold and/or developed, and are in the process of developing, projects for Affiliates of the Advisor. Some of these contractors and suppliers are – or have been -- Affiliates of the Advisor or of members of the Board of Trustees. While other such providers are unaffiliated with the Advisor, the existence of pre-existing business relationships may affect the ability of the Advisor to independently represent the interests of the Trust with respect to such providers in light of their other business relationship. While the Advisor believes that it has and will continue to represent the interests of the Trust and believes that there are benefits to utilizing the services of parties with whom the Advisor has experience, investors who are concerned about such potential conflict should request further information from the Advisor and should independently evaluate the relationship of the Advisor with such providers of goods and services.

Fiduciary Duty of the Board of Trustees and the Advisor. The Board of Trustees and the Advisor are both accountable to the Trust and UPREIT, as fiduciaries and, consequently, are required to exercise good faith and integrity in all of their dealings with respect to the Trust's and UPREIT's business and other affairs.

Provisions have been made in the Amended and Restated Declaration of Trust that the Board of Trustees and the Advisor shall have no liability to the Trust for loss arising out of any act or omission by either the Board of Trustees or the Advisor, provided that they have determined in good faith that their conduct was in the best interests of the Trust and, provided further, that their conduct did not constitute fraud or negligence. As a result, the potential Shareholders may have a more limited right of action in certain circumstances than they would in the absence of such a provision in the Amended and Restated Declaration of Trust.

Specific Disclosures. The relationships among UPREIT, the Trust, the Advisor, Dakota REIT Management, Inc., and its Affiliates will likely result in potential or actual conflicts of interest. When any such conflicts arise, the individual or entity involved will be required to disclose that conflict to the Board of Trustees, and the Trustees who are for that specific purpose deemed to be Independent Trustees not involved in the conflict of interest will determine the appropriate disposition thereof.

None of the agreements, including those relating to compensation, between the Trust and the Advisor and its Affiliates are the result of arms'-length negotiations. As a result, the Independent Trustees will review annually the reasonableness of the compensation being paid to the Advisor and its Affiliates and report thereon to the Shareholders in the Trust's annual report.

Among others, the following persons may be deemed to have a conflict which will require separate resolutions by the Board of Trustees because of their relationship in providing goods, services, and legal and accounting advice to the Trust and Trust properties:

George Gaukler is the principal owner of Valley Realty, Inc., and Valley Rental Service, Inc., which are deemed Affiliates of Dakota REIT Management, Inc., the Trust's Advisor, as well as deemed to be Affiliates of Mr. Gaukler. He continues to be actively involved in land development, construction, real estate sales, and property management. In addition, Mr. Gaukler is President and CEO of Tri W-G, Inc., a manufacturing company supplying the medical, chiropractic and physical therapy fields with mechanized tables and equipment. Mr. Gaukler is the principal owner of Valley Electric, Valley Lumber, JSM Cabinet and Bison Capital.

Stan Ryan is a mechanical contractor and owner of Frostad Plumbing & Heating. Some of the properties the Trust will likely acquire will be properties where Mr. Ryan or his companies did the mechanical construction. In addition, Mr. Ryan is a part owner of unimproved real estate that will be considered as an investment for the Trust. He is also in partnership with George A. Gaukler in various real estate developments.

Ray Braun is a principal of Ludvigson, Braun & Co., accounting firm. His firm has George Gaukler and some of the other Affiliates of the Advisor as clients, but does not anticipate providing services to the Trust. He may also provide services to other members of the Board of Trustees, such as Mr. Ryan or his company. Mr. Braun is also a member of the Board of Directors of Tri W-G, Inc.

Peter Gugisberg is manager of Bison Capital, Inc. and Bradley C. Fay is a registered representative of Bison Capital. They are eligible to receive an 8% selling commission on sales of Trust shares and UPREIT Units procured by them.

The Advisor's property management Affiliate, Valley Rental Service, Inc., receives an annual property management fee for management of properties acquired by the Trust. The annual property management fee currently is 4% of rental revenue. This fee is capped at 4% on each property acquired by the Trust from George Gaukler for the first five years after the acquisition of that property by the Trust. Subsequent to five years, the Board of Trustees may approve an increase in the management fee based upon prevailing market rates, but not to exceed 5% of rental revenue. The management fee for other properties is negotiated between the Trust and the property manager.

Two construction companies affiliated with George Gaukler, Valley Realty Inc. and Hi-Line Construction Inc., have been awarded construction contracts on many of the projects which have been acquired by the Trust.

Certain subcontractors and suppliers which are affiliated with the Advisor or other members of the Board of Trustees have been awarded contracts in connection with the construction of many of the projects acquired by the Trust. These include:

Valley Electric: An electrical contractor affiliated with George Gaukler.

Valley Lumber: A lumber and materials supplier affiliated with George Gaukler.

JSM Cabinet: A materials supplier affiliated with George Gaukler.

Frostad Plumbing and Heating: A plumbing and heating contractor affiliated with Stan Ryan.

Bison Capital: A registered securities broker/dealer affiliated with George Gaukler, which has been authorized to sell these Shares and be paid a commission of 8 percent for those sales.

Paces Lodging Corporation: A contractor affiliated with Kevin Christianson.

PROPERTIES ACQUIRED AND TRANSACTIONS WITH AFFILIATES

Date Purchased	Property Investment	Description	Purchase Price	Affiliate
09/30/97	Wheatland Place Apartments 1	24 Unit Residential Apartment Fargo, North Dakota	$1,115,000	Valley Realty, Inc. (1)
04/01/98	Wheatland Place Apartments 2	24 Unit Residential Apartment Fargo, North Dakota	$1,115,000	Valley Realty, Inc. (1)
07/01/98	Wheatland Place Apartments 3	24 Unit Residential Apartment Fargo, North Dakota	$1,115,000	Valley Realty, Inc. (1)
07/01/98	Wheatland Townhomes 1	10 Unit Residential Townhome Fargo, North Dakota	$740,000	Ryan Gaukler LLP (2)
07/01/98	Westlake Townhomes	12 Unit Residential Townhome Fargo, North Dakota	$840,000	Ryan Gaukler LLP (2)
10/01/98	Wheatland Place Apartments 4	24 Unit Residential Apartment Fargo, North Dakota	$1,165,000	Valley Realty, Inc. (1)

07/01/99	Wheatland Townhomes 2	18 Unit Residential Townhome Fargo, North Dakota	$1,135,000	Valley Realty, Inc. (1)
04/01/00	Wheatland Place Apartments 5	24 Unit Residential Apartment Fargo, North Dakota	$1,210,000	George Gaukler
04/01/00	Wheatland Place Apartments 6	24 Unit Residential Apartment Fargo, North Dakota	$1,210,000	George Gaukler
01/08/01	Limited Partner Interest in South Washington Real Estate Investment Limited Partnership (SWREILP)	SWREILP owns an interest in the Richard P. Stadter Psychiatric Hospital in Grand Forks, North Dakota	$270,000	SWREILP (3)
01/19/01	PRE Limited Liability Limited Partnership (Pre LLLP)	PRE LLLP is the owner of a pharmaceutical research facility being leased to PRACS Institute, Ltd. in Fargo, ND	$200,000	Pre LLLP (4)
07/01/01	Wheatland Place Apartments 8	24 Unit Residential Apartment Fargo, North Dakota	$1,250,000	George Gaukler
08/01/01	Wheatland Place Apartments 7	24 Unit Residential Apartment Fargo, North Dakota	$1,250,000	Wheatland Apartments VII (5)

(1)	Valley Realty, Inc.	George Gaukler, President of the Trust and Trustee, is President and substantial owner
(2)	Ryan Gaukler Partnership	Is owned by George Gaukler and Stan Ryan, Trustees
(3)	SWREILP	Kevin Christianson, Trustee, is President of the General Partner, Grand Forks Land Co.
(4)	PRE LLLP	George Gaukler, President of the Trust and Trustee, is a General Partner
(5)	Wheatland Apt. VII	George Gaukler, President of the Trust and Trustee, is an owner

INVESTMENT OBJECTIVES AND POLICIES

The investment objectives of the Trust are to provide to its Shareholders (i) preservation, protection and eventual return of the Shareholder's investment; (ii) annual cash distributions of cash from operations, a portion of which (due to depreciation) may be a return of capital for tax purposes rather than taxable income; (iii) realization of long-term appreciation in value of the properties acquired by the Trust; and (iv) a hedge against inflation. *There can be no assurance that these investment objectives will be attained.*

EXPECTED NATURE OF OPERATIONS AND ORGANIZATION

Dakota Real Estate Investment Trust is an unincorporated registered business trust under the laws of North Dakota and is set up to meet the requirements under Internal Revenue Code Section 856 as a real estate investment trust. Internal Revenue Code Section 856 requires that 75% of the assets of a real estate investment trust, either directly or indirectly, must consist of real estate assets and that 75% of its gross income must be derived from real estate. The net income of the Trust will be allocated in accordance with the Share ownership in the same manner as a for-profit business corporation.

CRITERIA FOR SELECTING UPREIT PROPERTIES

In selecting properties for acquisition, the Trustees will consider the following:

1) Income producing capacity.
2) Potential for appreciation.
3) Demographic data.
4) Condition of the property, if pre-owned.
5) Vacancy rates, housing starts, building permits.
6) Diversity as to size and location of properties.
7) Availability of a discount on the purchase price for an all-cash purchase.
8) Availability of a discount for paying off mortgages.
9) Potential for possible increase in value by, for example: sub-metering of utilities, increasing rents, adding spaces and condominiumization.

After properties have been acquired, the Trust is permitted to mortgage its properties. A list of UPREIT's current investments is available from the Advisor.

UPREIT is authorized to purchase properties from Affiliates in certain circumstances (see "Summary of Operating Partnership Agreement-Conflicts of Interest and Investment Restrictions"). However, UPREIT does not intend to purchase existing rental properties from Affiliates.

UPREIT presently expects to sell its properties; however, the sale of the properties will depend on national, regional and local business and economic conditions, availability of mortgage financing, interest rates and similar factors. It is possible that a prospective purchaser of UPREIT's properties may wish to acquire UPREIT's properties with the intention of reselling them.

SOURCES OF FUNDS

This offering of 14,400 Shares will constitute a $1,800,000 public offering, providing all Shares offered are actually sold. This public offering includes a selling commission of up to 8%, in addition to costs and expenses of the offering, which will not exceed two percent (2%).

USE OF PROCEEDS

The net proceeds of this Offering will be invested by the TRUST in UPREIT. These funds, in turn, will be invested by UPREIT in unidentified real estate properties. Properties for acquisition by UPREIT will be identified, analyzed, and selected by the Board of Trustees of The Trust, the general partner of UPREIT, according to the investment criteria set forth above. (*See* Criteria for Selecting UPREIT properties). All proceeds of this Offering will be used to increase the Trust's investment in UPREIT. UPREIT will utilize its investment proceeds as follows:

	(1) If Minimum Sold 0%	If Portion Sold 10%		If Portion Sold 50%		Projected If Maximum Sold	
Total Proceeds	$0	$180,000	100.0%	$900,000	100.0%	$1,800,000	100.0%
Uses of Proceeds							
Offering Costs							
Commissions and Finders Fees	$0	$14,400	8.0%	$72,000	8.0%	$144,000	8.0%
Legal/Filing	$26,000	$26,000	14.4%	$26,000	2.9%	$26,000	1.4%
Copying and Advertising	$8,000	$8000	4.4%	$9,000	1.0%	$10,000	0.6%
Total Offering Costs	$34,000	$48,400	26.9%	$107,000	11.9%	$180,000	10.0%
Investments							
(2) Real Estate Projects	$0	$131,600	73.1%	$793,000	88.1%	$1,620,000	90.0%
Net Investments	$0	$131,600	73.1%	$793,000	88.1%	$1,620,000	90.0%
Total uses of Proceeds	$34,000	$180,000	100.0%	$900,000	100.0%	$1,800,000	100.0%

(1)   There is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering

(2)   The proceeds raised will be invested by the Trust into UPREIT.
The Board of Trustees, the general partner of UPREIT, will in turn use the proceeds to first pay offering costs and then acquire unidentified real estate properties in the normal course of business.

Although these properties have not yet been identified, it is management's expectation that additional investments will have cash flow of at least 10% and Internal Rate of Return ranging from 12 % to 15% on average.

The proceeds will not be used to discharge current indebtedness with the exception of the related offering costs as summarized above.

DESCRIPTION OF SHARES

The Trust's Amended and Restated Declaration of Trust provides that the Trust may issue up to fifty thousand (50,000) Shares. The Trustees have authorized the issuance of the Shares offered by this Offering

Circular. The Board of Trustees is considering a proposal to recommend that the shareholders approve an amendment to the Amended and Restated Declaration of Trust to increase the number of authorized shares, and to declare a split of Trust shares. If approved by the Trustees, those resolutions will be presented to the shareholders at the 2002 annual meeting in June.

All issued and outstanding Shares are, and the Shares being offered hereby (when sold, paid for and issued as provided in this Offering Circular), will be validly issued, fully paid and nonassessable. Said Shares are equal in every and all respects except that those Shares sold and issued to the initial organizing Board of Trustees and also to those Stage Two investors who invest $100,000 or more carry with them rights consisting of a right, warrant and option allowing the then owners or holders thereof to purchase up to an equal number of additional Shares at ninety percent (90%) of the price being paid at the time of exercise by new subscribers during a period of ten (10) years from the commencement of business by the issuer (May 20, 1997).

There is little likelihood – and no guarantee – that a public market will ever develop for these shares. Additionally, investors who wish to resell these shares will be unable to sell to investors who do not meet the following investment criteria for investment in a Real Estate Investment Trust. For a North Dakota purchaser, either (i) a minimum annual gross income of at least $45,000 and a minimum net worth (exclusive of home, home furnishings and automobiles) of $45,000; or (ii) a net worth (determined with the foregoing exclusions) of at least $150,000. This suitability standard shall not apply to purchases of less than $25,000 of Units of Beneficial Interest in cases where such subscription does not exceed ten percent (10%) of the Subscriber's net worth, which in all cases shall be calculated exclusive of home, furnishings, and personal automobiles. For a Minnesota purchaser, either (i) a minimum annual gross income of at least $60,000 and a minimum net worth (exclusive of home, home furnishings and automobiles) of $60,000; or (ii) a net worth (determined with the foregoing exclusions) of at least $225,000. Assets included in the computation of net worth may be valued at fair market value. Gross annual income is based upon actual income an investor had during the last tax year, or is estimated to have during the current tax year.

Voting Rights. Each Share will be entitled to one (1) vote thereon all matters submitted to the Shareholders for such vote. Cumulative voting is allowed for the election of members to the Board of Trustees.

Life of Trust. The Trust was organized as an unincorporated, but registered, trust under North Dakota law. The Amended and Restated Declaration of Trust provides that unless earlier terminated by at least a majority vote of the Shareholders, it will continue until the expiration of twenty-one (21) years after the death of the last survivor of the original Board of Trustees. The existence of the Trust may be extended indefinitely by action of the Trustees, providing that the same is approved by the Shareholders holding at least fifty percent (50%) or more of the outstanding Shares.

Shareholder Meetings. The governing provisions of the Trust require the holding of annual meeting. The first of such meetings took place on June 25, 1998. It is the policy of the Board of Trustees that an annual meeting will be held at a time, date and location to be announced sometime during the month of June immediately preceding the close of business on December 31 of each given year. All shareholders shall be given not less than fifteen (15) nor more than thirty (30) days' prior written notice thereof, at which time they will also be provided with financial statements, appropriate portions of tax returns, and a report from the Board of Trustees and the Advisor as to all of the activities of the Trust during the immediate calendar year.

Transfer. The Shares are tradeable and freely transferable without restriction upon the books and records of the Trust provided that the Board of Trustees has the right to limit transfers so as not to violate the

previously established policies of the Trust regarding maximum ownership of Shares, which have been set at not to exceed 9.8% of all Shares issued and outstanding at any given time.

Provision for Limited Repurchase. The Trust, Dakota REIT Management, Inc., the advisor to The Trust, and George Gaukler, personally, hereinafter all three collectively, the "repurchasers," have committed to make available a fund of money not to exceed $500,000 to establish and maintain a revolving account to enable investors who purchase Shares, and within the limitations set forth below, to liquidate up to $25,000 of their initial investment purchase at any time.* The revolving fund will be operated by the repurchasers, with administrative assistance provided by Dakota REIT Management, Inc., under parameters and as concurred in by the Board of Trustees of The Trust, subject to the following limitations:

1. $500,000 is made available by the repurchasers for repurchase of any Shares subject to the limitations set forth in (2) and (4) below. These funds have not been placed in a bank or escrow account, but will be provided by the repurchasers as called for. The repurchasers expect that they will have current liquid funds available to honor any repurchase demands that arise. In addition, they have established a bank line of credit to cover the repurchase obligations. However, in the event a repurchaser fails to have available resources to repurchase the Shares, the Shareholder may lose the benefit of this provision.

2. All reacquired Shares will be subject to discount by 8% of the then existing offering price, which equals the selling commissions. Said discount is to be deducted from the amount paid based upon the then current public offering price, or if there is no public offering currently in effect, then as established by resolution of the Board of Trustees on no less frequent a basis than quarterly.

3. All repurchased Shares immediately become available for resale as the first Shares to be sold and resold utilizing the FIFO ("first-in, first-out") method of inventorying by the repurchasers.

4. The maximum dollar amount of Shares of the public offering to be repurchased shall be limited to not exceed $25,000 from any individual or other entity who is determined to have been a bona fide investor as a result of purchasing Shares as part of a public offering(s) made after July 15, 1999.

The repurchase provision is to continue on an indefinite revolving basis until modified or revoked by the repurchasers, with the concurrence of a majority vote of independent members of the Board of Trustees.

The Trust is responsible for $250,000 of the repurchase. George Gaukler and Dakota REIT Management, Inc., are to be responsible for the first $100,000 of any repurchase, The Trust is to be responsible for the second $100,000 of any repurchase, and the repurchasers would split any remaining repurchase obligation.

*Repurchasers reserve right of up to seven (7) days to clear any reacquisition transaction, within which time the repurchase will be completed and paid.

PLAN OF DISTRIBUTION

The Shares offered by this Offering Circular shall be offered with a 10% total Offering cost, which includes a selling commission of up to 8%. The Trust has entered into dealer sales agreements with five registered broker/dealers for sale of shares. Bison Capital, Inc., an Affiliate of the Advisor, is among the registered broker/dealers who will be authorized to sell these shares. None of these broker/dealers will purchase shares for their own account or for resale. None of these broker/dealers participated in establishing the offering price of the shares.

All Shares offered and sold will be made on what is referred to in the securities industry as a "best efforts" basis, which means there is no requirement or any guarantee that any of the Shares offered will in fact be sold. All offers and sales are subject to minimum share purchase requirements. Shares will be sold by authorized registered broker/dealers who have entered into dealer sales agreements with The Trust.

The minimum investment amount is $2,000. In addition, an investor may purchase Shares with a pre-determined plan that automatically makes payments for those Shares.

The relationship between the issuer, which is the Trust, and any licensed registered securities dealer may be terminated by any of the entities at any time for any reason with or without cause.

Shares may also be issued to current shareholders pursuant to the Dividend Reinvestment Plan. The Dividend Reinvestment Plan gives current shareholders the opportunity to receive additional shares in the Trust in lieu of a cash distribution. Shares issued pursuant to the Dividend Reinvestment Plan are sold at a 10 percent discount off the Offering Price. (See Dividend Reinvestment Plan) The Dividend Reinvestment Plan is set forth in an Exhibit to this Offering Circular.

SUMMARY OF AMENDED AND RESTATED DECLARATION OF TRUST

The Trust's Amended and Restated Declaration of Trust governs its operations, and it has been reviewed and unanimously approved by the Trustees. The following is a summary of certain provisions of the Amended and Restated Declaration of Trust not described elsewhere in this Offering Circular and this summary is qualified by reference to the Amended and Restated Declaration of Trust itself which is attached as an Exhibit to this Offering Circular.

Shareholder Meetings. Annual meetings will be held by June 30 in each year immediately following the close of the last calendar year beginning in 1998. The Trust may provide a proxy statement in connection with the annual meeting. Special meetings of the Shareholders may be called by the Chairman of the Trustees, by a majority of the Trustees or by a majority of the Independent Trustees, and shall be called by an officer of the Trust upon written request of Shareholders holding in the aggregate not less than 10% of the outstanding Shares of the Trust entitled to vote at such meeting. Upon receipt of a written request, either in person or by mail, stating the purpose(s) of the meeting, the Sponsor shall provide all Shareholders within ten days after receipt of said request, written notice, either in person or by mail, of a meeting and the purpose of such meeting to be held on a date not less than fifteen nor more than sixty days after the distribution of such notice, at a time and place specified in the request, or if none is specified, at a time and place convenient to Shareholders. At any meeting, a Shareholder is entitled to one vote for each Share owned upon all matters submitted to the Shareholders for a vote.

Reports to Shareholders. The Trust shall cause to be prepared and mailed or delivered to each Shareholder as of a record date after the end of the fiscal year and each holder of other publicly held securities of the Trust within 120 days after the end of the fiscal year to which it relates an annual report for each fiscal year ending after the initial public offering of its securities which shall include: (a) financial statements prepared in accordance with generally accepted accounting principles which are audited and reported on by independent certified public accountants; (b) the ratio of the costs of raising capital during the period to the capital raised; (c) the aggregate amount of advisory fees and the aggregate amount of other fees paid to the Advisor and any Affiliate of the Advisor by the Trust and including fees or charges paid to the Advisor and any Affiliate of the Advisor by third parties doing business with the Trust; (d) the total operating expenses of the Trust, stated as a percentage of average invested assets and as a percentage of its net income; (e) a report from the independent trustees that the policies being followed by the Trust are in the best interests of its Shareholders and the basis for such determination; and (f) separately stated, full disclosure of all material terms, factors, and circumstances surrounding any and all transactions involving the Trust, Trustees, Advisors, Sponsors and any Affiliates thereof occurring in the year for which the annual report is made. Independent Trustees shall be specifically charged with a duty to examine and comment in the report on the fairness of such transactions.

Transactions with Affiliates. The Trustees occupy a fiduciary relationship with respect to transactions entered into with the Trust. The Trust will not engage in transactions with any Trustee, officer, sponsor, or any Affiliates of such persons, except to the extent that each such transaction has, after disclosure of such affiliation, been approved by the affirmative vote of a majority of the Independent Trustees not affiliated with a person who is a party to the transaction, and: (1) The transaction is fair and reasonable to the Trust and its Shareholders; (2) The terms of such transaction are at least as favorable as the terms of any comparable transactions made on an arms'-length basis; (3) The total consideration is not in excess of the value of the property being acquired, if an acquisition is involved, as determined by the Board of Trustees; (4) Payments to Dakota REIT Management, Inc., or Affiliates and Trustees of the Trust for services rendered in a capacity other than for contracted management services or as a Trustee may only be made upon a determination by the Independent Trustees that: (a) The compensation is not in excess of their compensation paid for any comparable services; and (b) The compensation is not greater than the charges for comparable services available from others who are competent and not affiliated with any of the parties involved. In addition, the following limitations shall apply:

A.   The Trust shall not purchase property from the Sponsor, Dakota REIT Management, Inc., any Trustee or Affiliates thereof unless a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Trust and at a price to the Trust no greater than the purchase price or development cost of the asset to such Sponsor, Trustee or Affiliate thereof, or if the price to the Trust is in excess of such value as determined by the Board of Trustees, that substantial justification for such excess exists and such excess is reasonable.

B.   The Trust shall not sell property to a Sponsor, or any Trustee or Affiliates thereof, without the approval of a majority of the Trustees (including a majority of the Independent Trustees).

C.   The Trust may obtain loans from a Sponsor, or any Trustee or Affiliates thereof, with the approval of a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction as long as they approve the transaction as being fair, competitive, and commercially reasonable and no less favorable to the Trust than loans between unaffiliated lenders and borrowers under the same circumstances.

D.   The Trust will not invest in joint ventures with a Sponsor, or any Trustee, or Affiliates thereof, unless a majority of Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Trust and as being on substantially the same terms and conditions as those received by the other joint venturers.

E.   When a Sponsor, or any Trustee or Affiliates thereof have sponsored other investment programs with similar investment objectives which have investment funds available at the same time as the Trust, the Trust's Prospectus shall describe a reasonable method by which properties are allocated to the competing investment entities. It shall be the duty of the Trustees (including the Independent Trustees) to assure such method is applied fairly to the Trust.

F.   All other transactions between the Trust and a Sponsor, or any Trustee or Affiliates thereof, shall require approval by a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction as being fair and reasonable to the Trust and on the terms and conditions not less favorable to the Trust than those available from unaffiliated third parties.

Investment and Other Restrictions. The Trust will not engage in any of the following investment practices or activities: (1) invest in commodities or commodity future contracts; (2) invest more than ten percent (10%) of its total assets in unimproved real property or indebtedness secured by a real estate mortgage loan on unimproved real property; "unimproved property" means property which has the following characteristics (i) an equity interest in property which was not acquired for the purpose of producing rental or other operating income, (ii) has no development or construction in process on such land, and (iii) no development or construction on such land is planned in good faith to commence within one year; (3) engage in any short sale; (4) borrow on an unsecured basis if such borrowings will result in an asset coverage of less than three hundred percent (300%); "asset coverage," means the ratio which the value of the total assets of the Trust, less all liabilities and indebtedness except indebtedness for unsecured borrowings, reserve for depreciation and amortization, bears to the aggregate amount of all unsecured borrowings of the Trust; (5) engage in trading as compared with investment activities; (6) acquire securities in any company holding investments or engaging in activities prohibited by these restrictions; (7) engage in underwriting or the agency distribution of securities issued by others; (8) issue equity securities redeemable at the option of the holder; or (9) issue debt securities unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is sufficient to properly service the higher level of debt. In addition, the Trust may not incur any indebtedness which would result in an aggregate amount of indebtedness in excess of three hundred percent (300%) of the Trust's adjusted net worth. Any excess in borrowing over such 300% level shall be approved by a majority of the Independent Trustees and disclosed to Shareholders in the next quarterly report of the Trust, along with justification for such excess. 'Adjusted net worth,' means the amount obtained by subtracting the Trust's total liabilities from its total assets as adjusted, but not to include its reserve for depreciation and amortization, and based on figures shown on the Trust's books in accordance with generally accepted accounting principles. The aggregate borrowings, if any, of the Trust, secured and unsecured, shall be reasonable in relation to the net assets of the Trust and shall be reviewed by the Trustees at least annually.

Limited Liability of Trustees. The Amended and Restated Declaration of Trust provides that Trustees and Affiliates shall have no liability for any loss suffered by the Trust which arises from the action or inaction of them, if they, in good faith determined that their conduct was in the best interest of the Trust and such conduct did not constitute negligence or misconduct.

Indemnification of Trustees and Affiliates. The Amended and Restated Declaration of Trust provides that the Trust shall indemnify the Trustee and Affiliates with respect to actions, suits or proceedings or against whom a claim or liability is asserted by reason that he was or is a Trustee or Affiliate. However,

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indemnification by the Trust will be provided only if all of the following are met: (1) The Trustee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Trust; (2) such liability or loss was not the result of negligence or misconduct by the Trustee or <u>Affiliate</u>; and (3) such identification or agreement to hold harmless is recoverable only out of the assets of the Trust and not from the Shareholders. Indemnification will not be allowed for any liability imposed by judgment, and costs associated therewith, including attorney's fees, arising from or out of a violation of state or federal securities laws associated with the offer and sale of Shares. Indemnification will be allowed for settlements and related expenses of lawsuits alleging securities law violations, and for expenses incurred in successfully defending such lawsuits, provided that a court either: (1) approves the settlement and finds that indemnification of the settlement and related costs should be made; or (2) approves indemnification of litigation costs if a successful defense is made. Any agreement of the Trust providing indemnification of a Trustee or Affiliate must be approved by a majority of the Trustees (including a majority of Independent Trustees) not otherwise interested therein as being fair and reasonable to the Trust. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising out of the Securities Act of 1933 is against public policy and therefore unenforceable.

        Possible Shareholder Liability. The Trust is an unincorporated business trust organized and registered under North Dakota law. No individual Shareholder is to be personally liable as such for any liabilities, debts or obligations of, or claim against, the "real estate investment trust," wherever arising, and whether arising before or after such Shareowner became the owner or holder of shares thereof. No Shareholder shall be held to any personal liability whatsoever in connection with the affairs of the Trust, and all persons shall look solely to the Trust for satisfaction of claims of any nature and the Trust shall be solely liable therefore and resort shall be had solely to the Trust for the payment. In respect to tort claims, contract claims where Shareholder liability is not negated, claims for taxes and certain statutory liabilities, it is possible that Shareholders may, in jurisdictions other than North Dakota, be held personally liable to the extent that such claims are not satisfied by the Trust. This is because some other jurisdictions (where the Trust may acquire property) have not, by specific legislation or case law, granted limited liability to Shareholders (beneficiaries) of a business trust. In any such event, however, the Shareholder would be entitled to reimbursement (and indemnity) from the general assets of the Trust. Under the terms of the Amended and Restated Declaration of Trust, the Shares being offered hereby will not be subject to further calls or assessments by the Trust. All agreements of the Trust expressly will include a provision that Shareholders have no personal liability thereunder. The Trust does not believe that Shareholders are exposed to any significant risk, however because (i) the Trust's assets are expected to be adequate to meet its obligations, (ii) all contract claims will be negated as described in the preceding sentence, (iii) Trust mortgages, if any, will be non-recourse; and (iv) the Trust will carry insurance which the Trust considers adequate to cover probable tort claims. In addition, if the Trust or its counsel believe there is a question of liability in any state where the Trust may acquire property, the Trust will likely acquire such property through a wholly-owned real estate investment trust subsidiary corporation or limited liability company, and this would further limit or eliminate any such possible Shareholder liability.

        Limit on the Amount of Shares Owned. The Amended and Restated Declaration of Trust provides that one Shareholder may not, after the initial public offering of Shares, own in excess of 9.8% of the outstanding Shares. The Trustees may prohibit transfer of any Shares that would violate this provision, and/or redeem offending Shares following the redemption provisions next described. The Trustees may in their discretion issue Shares and other securities for cash, property or other consideration on such terms as they may deem advisable. The Trustees are not authorized to issue more than one class of equity securities, which are herewith designated Shares.

Certain Transfer Restrictions-Redemptions. For the Trust to qualify as a real estate investment trust under the Internal Revenue Code in any taxable year, not more than fifty percent (50%) of its outstanding Shares may be owned directly or indirectly by five or fewer individuals (determined with the application of certain attribution rules) at any time during the last half of any taxable year. In order that the Trust will meet these requirements and to preserve the Trust's tax status as a real estate investment trust, the Trustees have the power under the Trust's Amended and Restated Declaration of Trust to prohibit the transfer of and/or redeem a sufficient number of Shares, selected in a manner deemed appropriate by the Trustees to maintain or bring the ownership of Shares into conformity with such requirements. The redemption price will be the fair market value as reflected in the latest market quotations, or, if no quotations are available, as determined in good faith by the Trustees. The holder of Shares called for redemption shall cease to be entitled to distributions, voting rights and other benefits with respect such Shares except the right to the payment of the purchase price for the Shares. The effect of these requirements is to limit ownership of the Shares by each of the five largest Shareholders to no more than 9.8% of the outstanding Shares per holder including certain family members and other persons under applicable Code attribution provisions. To prevent the establishment and maintenance of small Shareholder accounts that would be uneconomical for the Trust to service and maintain, the Trustees may restrict transfers into (following the transfer prohibition and redemption provisions above described) or redeem the Shares held in small lot (initially four Shares or less) and fractional share accounts.

Duration of Trust. The Amended and Restated Declaration of Trust provides for the termination of the Trust on the expiration of twenty-one (21) years after the death of the last survivor of the original members of the Board of Trustees who have signed the Declaration of Trust. However, the Trustees expect that they will begin an orderly process to sell the Trust's properties and distribute the sale proceeds (after provision for payment of the Trust's liabilities) to Shareholders on a time schedule and in a manner that, in the Trustee's business judgment will provide the best return to the Shareholders. In all events, the Trust shall terminate when and if required in accordance with North Dakota law and shall be unaffected by any rule against perpetuities. The Trust shall not extend beyond the period permitted by law, but shall terminate at the expiration of such period.

Shareholders may, at any time, by a vote of Shareholders holding at least a majority of the outstanding Shares elect to terminate the Trust and direct the Trustees to wind up and settle the Trust's affairs, liquidate the Trust's assets and distribute the net proceeds to the Shareholders of record.

Amendments. The Amended and Restated Declaration of Trust may be amended by an affirmative vote of Shareholders holding a majority of the outstanding Shares. In addition, a majority of the Trustees (including a majority of the Independent Trustees) may, without the approval of the Shareholders, adopt an amendment to the Amended and Restated Declaration of Trust which the Trustees determine in good faith to be necessary to conform to the requirements of the federal tax law provisions for real estate investment trusts, or any requirements imposed by any state securities regulator and any other applicable laws or regulations.

Limitation on Total Operating Expenses. The Amended and Restated Declaration of Trust provides that, subject to the conditions described in the following paragraph, the Total Operating Expenses of the Trust shall not exceed in any fiscal year the greater of two percent (2%) of the Average Invested Assets of the Trust during such fiscal year or twenty-five percent (25%) of the Trust's Net Income during such fiscal year.

The Independent Trustees may determine that a higher level of Total Operating Expenses is justified for such period. Within sixty (60) days after the end of any fiscal quarter of the Trust for which Total Operating Expenses (for twelve (12) months then ended) exceed both two percent (2%) of Average Invested Assets and twenty-five percent (25%) of Net Income as described above, the Amended and Restated Declaration of Trust hereby provides that there shall be sent to the Shareholders a written disclosure of such

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fact including an explanation of the conclusions of the Board of Trustees. In the event the Total Operating Expenses exceed the limitations described above and if the Trustees are unable to conclude that such excess was justified then, within sixty (60) days after the end of the Trust's fiscal year, Dakota REIT Management, Inc., shall reimburse the Trust the amount by which the Total Operating Expenses paid or incurred by the Trust exceed the limitation.

Access to Records. Any Shareholder and any designated representative thereof shall be permitted access to all records of the Trust at all reasonable times, and may inspect and copy any of them. Inspection of the Trust books and records-by the administrator shall be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses, and telephone numbers of the Shareholders of the Trust along with the number of Shares held by each of them (the "Shareholder List") shall be maintained as part of the books and records of the Trust and shall be available for inspection by any Shareholder or the Shareholder's designated agent at the home office of the Trust upon the request of the Shareholder. The Shareholder List shall be updated at least quarterly to reflect changes in the information contained therein. A copy of the Shareholder List shall be mailed to any Shareholder requesting the Shareholder List within ten days of the request. The copy of the Shareholder List shall be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than 10-point type). A reasonable charge for copy work may be charged by the Trust.

Voting of Shares Owned by Trustees and Dakota REIT Management, Inc. Dakota REIT Management, Inc., the Trustees and their Affiliates may not vote or comment on matters submitted to Shareholders regarding removal of Dakota REIT Management, Inc., the Trustees or their Affiliates, or regarding any transaction between the Trust and any of them.

SUMMARY OF UPREIT OPERATING PARTNERSHIP AGREEMENT

The following is a summary of the material terms of the Operating Partnership Agreement. Any descriptions are qualified in their entirety by reference to the Operating Partnership Agreement. A copy of the Operating Partnership Agreement can be made available by contacting the General Partner during normal business hours at 701/239-6879.

Management

The Dakota UPREIT Limited Partnership has been organized as a North Dakota limited partnership pursuant to the Limited Partnership Agreement of UPREIT ("the Operating Partnership Agreement"). The general partner is the Trust. As the sole general partner of the limited partnership, the Trust has the full, complete and exclusive discretion to manage and control the business of the limited partnership, and the limited partners have no authority in their capacity as limited partners to transact business for, or participate in the management of, the limited partnership.

Capital Contributions and Accounts

Capital Contributions. The Trust, as General Partner, shall contribute to the capital of the Partnership all of its assets subject to all of its liabilities. The Limited Partners shall contribute to the capital of the Partnership the personal or real property in such amounts and under the terms and conditions as set forth in a subscription agreement signed by the Limited Partner.

Additional Capital Contributions and Issuances of Additional Partnership Interests. Except as provided in Section 4.2 or in Section 4.3 of the Operating Partnership Agreement, the Partners shall have no

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right or obligation to make any additional Capital Contributions or loans to the Partnership. The General Partner may contribute additional capital to the Partnership, from time to time, and receive additional Partnership Interests in respect thereof, in the manner contemplated in Section 4.2 of the Operating Partnership Agreement.

Issuance of Additional Partnership Interests. The General Partner is authorized to cause the Partnership to issue such additional Partnership Interests in the form of Partnership Units for any Partnership purpose at any time or from time to time, to the Partners (including the General Partner) or to other Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole and absolute discretion, all without the approval of any Limited Partners. Any additional Partnership Interests issued thereby may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to Limited Partnership Interests, all as shall be determined by the General Partner in its sole and absolute discretion and without the approval of any Limited Partner, subject to North Dakota law, including without limitation, (i) the allocations of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Interests; (ii) the right of each such class or series of Partnership Interests to share in Partnership distributions; and (iii) the rights of each such class or series of Partnership Interests upon dissolution and liquidation of the Partnership; provided, however, that no additional Partnership Interests shall be issued to the General Partner unless either:

a)   the additional Partnership Interests are issued in connection with an issuance of Trust Shares or other interests in the Trust, which shares or interests have designations, preferences and other rights, all such that the economic interests are substantially similar to the designations, preferences and other rights of the additional Partnership Interests issued to the General Partner by the Partnership in accordance with Section 4.2 of the Operating Partnership Agreement and the General Partner shall make a Capital Contribution to the Partnership in an amount equal to the proceeds raised in connection with the issuance of such shares or other interests in the Trust; or

b)   the additional Partnership Interests are issued to all Partners in proportion to their respective Percentage Interests. Without limiting the foregoing, the General Partner is expressly authorized to cause the Partnership to issue Partnership Units for less than fair market value, so long as the General Partner concludes in good faith that such issuance is in the best interests of the General Partner and the Partnership.

In connection with any and all issuances of Trust Shares, the Trust shall make Capital Contributions to the Partnership of the proceeds therefrom, provided that if the proceeds actually received and contributed by the Trust are less than the gross proceeds of such issuance as a result of any underwriter's discount or other expenses paid or incurred in connection with such issuance, then the Trust shall be deemed to have made a Capital Contribution to the Partnership in the aggregate amount of the gross proceeds of such issuance and the Partnership shall be deemed simultaneously to have paid such offering expenses in accordance with Section 6.5 of the Operating Partnership Agreement of UPREIT, and in connection with the required issuance of additional Partnership Units to the Trust for such Capital Contributions pursuant to Section 4.2(a) of the Operating Partnership Agreement.

Additional Funding. If the General Partner determines that it is in the best interests of the Partnership to provide for additional Partnership funds ("Additional Funds") for any Partnership purpose, the General Partner may (i) cause the Partnership to obtain such funds from outside borrowings, or (ii) elect to have the Trust provide such Additional Funds to the Partnership through loans or otherwise.

Capital Accounts. A separate capital account (a "Capital Account") shall be established and maintained for each Partner in accordance with Regulation Section 1.704-1(b)(2)(iv) of the Internal Revenue Code.

No Interest on Contributions. No Partner shall be entitled to interest on its Capital Contribution.

Return of Capital Contributions. No Partner shall be entitled to withdraw any part of its Capital Contribution or its Capital Account or to receive any distribution from the Partnership, except as specifically provided in this Agreement. Except as otherwise provided herein, there shall be no obligation to return to any Partner or withdrawn Partner any part of such Partner's Capital Contribution for so long as the Partnership continues in existence.

Profits, Losses and Distributions

Allocation of Profit and Loss. Profit and Loss of the Partnership for each fiscal year of the Partnership shall be allocated among the Partners in accordance with their respective Percentage Interests.

Capital Account Deficits. Loss shall not be allocated to a Limited Partner to the extent that such allocation would cause a deficit in such Partner's Capital Account.

Allocations Between Transferor and Transferee. If a Partner transfers any part or all of its Partnership Interest, the distributive shares of the various items of Profit and Loss allocable among the Partners during such fiscal year of the Partnership shall be allocated between the transferor and the transferee Partner either (i) as if the Partnership's fiscal year had ended on the date of the transfer, or (ii) based on the number of days of such fiscal year that each was a Partner without regard to the results of Partnership activities in the respective portions of such fiscal year in which the transferor and the transferee were Partners. The General Partner, in its sole discretion, shall determine which method shall be used to allocate the distributive shares of the various items of Profit and Loss between the transferor and the transferee Partner.

Definition of Profit and Loss. "Profit" and "Loss" and any items of income, gain, expense, or loss referred to in this Agreement shall be determined in accordance with federal income tax accounting principles, as modified by Regulations Section 1.704-1(b)(2)(iv), except that Profit and Loss shall not include items of income, gain and expense that are specially allocated pursuant to Section 5 of the Operating Partnership Agreement.

Distribution of Cash. The Partnership shall distribute cash on a quarterly (or, at the election of the General Partner, more frequent) basis, in an amount determined by the General Partner in its sole discretion, to the Partners who are Partners on the Partnership Record Date with respect to such quarter (or other distribution period) in accordance with their respective Percentage Interests on the Partnership Record Date; provided, however, that if a new or existing Partner acquires an additional Partnership Interest in exchange for a Capital Contribution on any date other than a Partnership Record Date, the cash distribution attributable to such additional Partnership Interest relating to the Partnership Record Date next following the issuance of such additional Partnership Interest shall be reduced in the proportion that the number of days that such additional Partnership Interest is held by such Partner bears to the number of days between such Partnership Record Date and the immediately preceding Partnership Record Date.

Trust Distribution Requirements. The General Partner shall use its reasonable efforts to cause the Partnership to distribute amounts sufficient to enable it to pay shareholder dividends that will allow it to (i)

meet its distribution requirement for qualification as a REIT as set forth in Section 857(a)(1) of the Internal Revenue Code; and (ii) avoid any federal income or excise tax liability imposed by the Code.

Limitations on Return of Capital Contributions. Notwithstanding any of the provisions of Article V of the Operating Partnership Agreement, no Partner shall have the right to receive and the General Partner shall not have the right to make, a distribution that includes a return of all or part of a Partner's Capital Contribution, unless after giving effect to the return of a Capital Contribution, the sum of all Partnership liabilities, other than the liabilities to a Partner for the return of his Capital Contribution, does not exceed the fair market value of the Partnership's assets.

Distributions Upon Liquidation. Upon liquidation of the Partnership, after payment of, or adequate provision for, debts and obligations of the Partnership, including any Partner loans, any remaining assets of the Partnership shall be distributed to all Partners with positive Capital Accounts in accordance with their respective positive Capital Account balances. For purposes of the preceding sentence, the Capital Account of each Partner shall be determined after all adjustments made in accordance with Sections 5.1 and 5.2 of the Operating Partnership Agreement resulting from Partnership operations and from all sales and dispositions of all or any part of the Partnership's assets. To the extent deemed advisable by the General Partner, appropriate arrangements (including the use of a liquidating trust) may be made to assure that adequate funds are available to pay any contingent debts or obligations.

If the General Partner has a negative balance in its Capital Account following a liquidation of the Partnership, as determined after taking into account all Capital Account adjustments in accordance with Sections 5.1 and 5.2 of the Operating Partnership Agreement resulting from Partnership operations and from all sales and dispositions of all or any part of the Partnership's assets, the General Partner shall contribute to the Partnership an amount of cash equal to the negative balance in its Capital Account and such cash shall be paid or distributed by the Partnership to creditors, if any, and then to the Limited Partners in accordance with Section 5.6(a) of the Operating Partnership Agreement. Such contribution by the General Partner shall be made by the end of the Partnerships taxable year in which the liquidation occurs (or, if later, within 90 days after the date of the liquidation).

Rights, Obligations and Powers of the General Partner

Conflicts of Interest and Investment Restrictions. The Partnership shall not purchase any property, sell or lease any property, borrow or loan any money nor invest in any joint ventures with any trustee, director, employee, Advisor or Affiliate of the Trust, except in connection with a transaction approved by a majority of the Independent Trustees of the Trust who are not themselves in any way involved in the transaction, as being a fair, competitive and commercially reasonable transaction which is no less favorable to the Partnership than a similar transaction between unaffiliated parties under the same circumstances.

General Partner Participation. The General Partner agrees that all business activities of the General Partner, including activities pertaining to the acquisition, development or ownership of office or industrial property or other property, shall be conducted through the Partnership or one or more Subsidiary Partnerships; provided, however, that the Trust is allowed to make a direct acquisition, but if and only if, such acquisition is made in connection with the issuance of Additional Securities, which direct acquisition and issuance have been approved and determined to be in the best interests of the Trust and the Partnership by a majority of the Independent Trustees.

Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner,

individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, the Trust, or one or more nominees, as the General Partner may determine, including Affiliates of the General Partner. The General Partner hereby declares and warrants that any Partnership assets for which legal title is held in the name of the General Partner or any nominee or Affiliate of the General Partner shall be held by the General Partner for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use its best efforts to cause beneficial and record title to such assets to be vested in the Partnership as soon as reasonably practicable. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which legal title to such Partnership assets is held.

Miscellaneous. In the event the Trust redeems any Trust Shares, then the General Partner shall cause the Partnership to purchase from the Trust a number of Partnership Units as determined based on the application of the Conversion Factor on the same terms that the Trust exchanged such Trust Shares. Moreover, if the Trust makes a cash tender offer or other offer to acquire Trust Shares, then the General Partner shall cause the Partnership to make a corresponding offer to the Trust to acquire an equal number of Partnership Units held by the Trust. In the event any Trust Shares are exchanged by the Trust pursuant to such offer, the Partnership shall redeem an equivalent number of Partnership Units for an equivalent purchase price based on the application of the Conversion Factor.

Changes in General Partner

Transfer of the General Partner's Partnership Interest. The General Partner shall not transfer its General Partnership Interest except in connection with a transaction described in Section 7.1(c) or Section 7.1(d) of the Operating Partnership Agreement.

- The General Partner agrees that it will at all times own in the aggregate at least 20% of the Partnership.

Admission of a Substitute or Additional General Partner. A Person shall be admitted as a substitute or additional General Partner of the Partnership only if the following terms and conditions are satisfied:

a)   a majority in interest of the Limited Partners (other than the Trust) shall have consented in writing to the admission of the substitute or additional General Partner, which consent may be withheld in the sole discretion of such Limited Partners;

b)   the Person to be admitted as a substitute or additional General Partner shall have accepted and agreed to be bound by all the terms and provisions of this Agreement by executing a counterpart thereof and such other documents or instruments as may be required or appropriate in order to effect the admission of such Person as a General Partner, and a certificate evidencing the admission of such Person as a General Partner shall have been filed for recordation and all other actions required by Section 2.5 of the Operating Partnership Agreement in connection with such admission shall have been performed;

c)   If the Person to be admitted as a substitute or additional General Partner is a corporation or a partnership it shall have provided the Partnership with evidence satisfactory to counsel for the Partnership of such Person's authority to become a General Partner and to be bound by the terms and provisions of this Agreement; and

d)   counsel for the Partnership shall have rendered an opinion (relying on such opinions, from other counsel and the state or any other jurisdiction as may be necessary) that the admission of the Person to be admitted as a substitute or additional General Partner is in conformity with the Act, that none of the actions taken in connection with the admission of such Person as a substitute or additional General Partner will cause (i) the Partnership to be classified other than as a partnership for federal income tax purposes, or (ii) the loss of any Limited Partner's limited liability.

Rights and Obligations of Limited Partners

Limitation on Liability of Limited Partners. No Limited Partner shall be liable for any debts, liabilities, contracts or obligations of the Partnership. A Limited Partner shall be liable to the Partnership only to make payments of its Capital Contribution, if any, as and when due hereunder. After its Capital Contribution is fully paid, no Limited Partner shall, except as otherwise required by the Act, be required to make any further Capital Contributions or other payments or lend any funds to the Partnership.

Exchange Right.

a)   Subject to Sections 8.4(b), 8.4(c), 8.4(d), 8.4(e) and 8.4(f) of the Operating Partnership Agreement, on or after the date which is one year after the acquisition of such units, each Limited Partner, other than the Trust, shall have the right (the "Exchange Right") to require the Partnership to redeem on a Specified Exchange Date all or a portion of the Partnership Units held by such Limited Partner at an exchange price equal to and in the form of the Cash Amount to be paid by the Partnership. The Exchange Right shall be exercised pursuant to a Notice of Exchange delivered to the General Partner by the Limited Partner who is exercising the Exchange Right (the "Exchanging Partner"); provided, however, that the Partnership shall not be obligated to satisfy such Exchange Right if the Trust elects to purchase the Partnership Units subject to the Notice of Exchange pursuant to Section 8.4(b); and provided, further, that no Limited Partner may deliver more than two Notices of Exchange during each calendar year. A Limited Partner may not exercise the Exchange Right for less than one hundred (100) Partnership Units or, if such Limited Partner holds less than one hundred (100) Partnership Units, all of the Partnership Units held by such Partner. The Exchanging Partner shall have no right, with respect to any Partnership Units so exchanged, to receive any distribution paid with respect to Partnership Units if the record date for such distribution is on or after the Specified Exchange Date.

b)   Notwithstanding the provisions of Section 8.4(a) of the Operating Partnership Agreement, a Limited Partner that exercises the Exchange Right shall be deemed to have offered to sell the Partnership Units described in the Notice of Exchange to the General Partner which may, in its sole and absolute discretion, elect to purchase directly and acquire such Partnership Units by paying to the Exchanging Partner either the Cash Amount or the Trust Shares Amount, as elected by the General Partner (in its sole and absolute discretion), on the Specified Exchange Date, whereupon the General Partner shall acquire the Partnership Units offered for exchange by the Exchanging Partner and shall be treated for all purposes of this Agreement as the owner of such Partnership Units. If the General Partner shall elect to exercise its right to purchase Partnership Units under this Section 8.4(b) with respect to a Notice of Exchange, it shall so notify the Exchanging Partner within five business days after the receipt of such Notice of Exchange. Unless the General Partner (in its sole and absolute discretion) shall exercise its right to purchase Partnership Units from the Exchanging

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Partner pursuant to this Section 8.4(b), the General Partner shall not have any obligation to the Exchanging Partner or the Partnership with respect to the Exchanging Partner's exercise of the Exchange Right. In the event the General Partner exercises its right to purchase Partnership Units with respect to the exercise of an Exchange Right in the manner described in the first sentence of this Section 8.4(b), the Partnership shall have no obligation to pay any amount to the Exchanging Partner with respect to such Exchanging Partner's exercise of such Exchange Right, and the Exchanging Partner, the Partnership, and the General Partner, as the case may be, shall treat the transaction between the General Partner and the Exchanging Partner for federal income tax purposes as a sale of the Exchanging Partner's Partnership Units to the General Partner. Each Exchanging Partner agrees to execute such documents as the General Partner may reasonably require in connection with the issuance of Trust Shares upon exercise of the Exchange Right.

c)   Notwithstanding the provisions of Section 8.4(a) and 8.4(b), a Limited Partner shall not be entitled to exercise the Exchange Right if the delivery of Trust Shares to such Partner on the Specified Exchange Date by the General Partner pursuant to Section 8.4(b) (regardless of whether or not the General Partner would in fact exercise its rights under Section 8.4(b)) would (i) result in such Partner or any other person owning, directly or indirectly, Trust Shares in excess of the ownership Limitation (as defined in the Trust's Amended and Restated Declaration of Trust) and calculated in accordance therewith, except as provided in the Trust's Amended and Restated Declaration of Trust, (ii) result in Trust Shares being owned by fewer than 100 persons (determined without reference to any rules of attribution), except as provided in the Trust's Amended and Restated Declaration of Trust, (iii) result in the Trust being "closely held" within the meaning of Section 856(h) of the Code, (iv) cause the Trust to own, directly or constructively, 10% or more of the ownership interests in a tenant of the General Partner's, the Partnership's, or a Subsidiary Partnership's, real property, within the meaning of Section 856(d)(2)(D) of the Code, (v) cause the acquisition of Trust Shares by such Partner to be "integrated" with any other distribution of Trust Shares for purposes of complying with the registration provisions of the Securities Act of 1933, as amended (the "Securities Act"), or (vi) cause the acquisition of the Trust Shares to be made in violation of any of the provisions relating to exemption from registration or registration of the Securities Act. The General Partner, in its sole discretion, may waive the restriction on exchange set forth in this Section 8.4(c) provided, however, that in the event such restriction is waived, the Exchanging Partner shall be paid the Cash Amount.

Any Cash Amount to be paid to an Exchanging Partner pursuant to Section 8.4 of the Operating Partnership shall be paid on the Specified Exchange Date provided, however, the General Partner may elect to cause the Specified Exchange Date to be delayed for up to an additional 180 days to the extent required for the Trust to cause additional Trust Shares to be issued to provide financing to be used to make such payment of the Cash Amount. Notwithstanding the foregoing, the General Partner agrees to use its best efforts to cause the closing of the acquisition of exchanged Partnership Units hereunder to occur as quickly as reasonably possible.

Any Trust Shares acquired pursuant to said Section 8.4 shall be "restricted shares" issued pursuant to an exemption from registration under the Securities Act and will be subject to significant limitations on resale and transfer. The Trust Shares have not been, and will not be registered under the Securities Act or the Securities Exchange Act of 1934.

Notwithstanding any other provision of this Agreement, the General Partner shall place appropriate restrictions on the ability of the Limited Partners to exercise their Exchange Rights as and if deemed necessary to ensure that the Partnership does not constitute a "publicly traded partnership" under section 7704 of the Code. If and when the General Partner determines that imposing such restrictions is necessary, the General Partner shall give prompt written notice thereof (a "Restriction Notice") to each of the Limited Partners, which notice shall be accompanied by a copy of an opinion of counsel to the Partnership which states that, in the opinion of such counsel, restrictions are necessary in order to avoid the Partnership being treated as a "publicly traded partnership" under section 7704 of the Code.

Transfers of Limited Partnership Interests

Purchase for Investment. Each Limited Partner hereby represents and warrants to the General Partner and to the Partnership that the acquisition of the Partnership Interest is made solely for its own account for investment purposes only and not with a view to the resale or distribution of such Partnership Interest.

Each Limited Partner agrees that he or she will not sell, assign or otherwise transfer his or her Partnership Interest or any fraction thereof, whether voluntarily or by operation of law or at judicial sale or otherwise, to any Person who does not make the representations and warranties to the General Partner set forth in Section 9.1(a) of the Operating Partnership Agreement and similarly agrees not to sell, assign or transfer such Partnership Interest or fraction thereof to any Person who does not similarly represent, warrant and agree.

Restrictions on Transfer of Limited Partnership Interests. Subject to the provisions of Sections 9.2(b), (c) and (d) of the Operating Partnership Agreement, a Limited Partner may offer, sell, assign, hypothecate, pledge or otherwise transfer all or any portion of his or her Limited Partnership Interest, or any of such Limited Partner's economic rights as a Limited Partner, whether voluntarily or by operation of law or at judicial sale or otherwise (collectively, a "Transfer") with or without the consent of the General Partner. The General Partner may require, as a condition of any Transfer, that the transferor assume all costs incurred by the Partnership in connection therewith.

- No Limited Partner may effect a Transfer of its Limited Partnership Interest, in whole or in part, if, in the opinion of legal counsel for the Partnership, such proposed Transfer would require the registration of the Limited Partnership Interest under the Securities Act of 1933, as amended, or would otherwise violate any applicable federal or state securities or blue sky law (including investment suitability standards).

- No transfer by a Limited Partner of his or her Partnership Units, in whole or in part may be made to any Person if (i) in the opinion of legal counsel for the Partnership, the transfer would result in the Partnership's being treated as an association taxable as a corporation (other than a qualified REIT subsidiary within the meaning of Section 856(i) of the Code), (ii) in the opinion of legal counsel for the Partnership, it would adversely affect the ability of the Trust to qualify as a REIT or subject the Trust to any additional taxes under Section 857 or section 4981 of the Code, or (iii) such transfer is effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Code.

- No transfer of any Partnership Units may be made to a lender to the Partnership or any Person who is related (within the meaning of Regulations Section 1.752-4(b)) to any lender to the Partnership whose loan constitutes a nonrecourse liability (within the meaning of Regulations Section 1.752-1(a)(2)), without the consent of the General Partner, which may

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be withheld in its sole and absolute discretion, provided that as a condition to such consent the lender will be required to enter into an arrangement with the Partnership and the General Partner to exchange or redeem for the Cash Amount any Partnership Units in which a security interest is held simultaneously with the time at which such lender would be deemed to be a partner in the Partnership for purposes of allocating liabilities to such lender under Section 752 of the Code.

- Any Transfer in contravention of any of the provisions of Article IX of the Operating Partnership Agreement shall be void and ineffectual and shall not be binding upon, or recognized by, the Partnership.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following discussion describes the material U.S. federal income tax consequences relating to:

- the taxation of the Trust as a Real Estate Invesment Trust ("REIT"); and

- the ownership and disposition of Trust shares.

Because this is a summary that is intended to address only federal income tax consequences relating to the ownership and disposition of shares that will apply generally to all holders, it may not contain all the information that may be important to your specific circumstances. As you review this discussion, you should keep in mind that:

- the tax consequences to you may vary depending on your particular tax situation;

- special rules may apply to you that are not discussed below if, for example, you are:

  - a tax-exempt organization;
  - a broker-dealer;
  - a non-U. S. person;
  - a trust;
  - an estate;
  - a regulated investment company;
  - a bank;
  - a pension fund;
  - a person that has a functional currency other than the U.S. dollar;
  - an insurance company; or
  - otherwise subject to special tax treatment under the Internal Revenue Code;

- this summary does not address state, local or foreign tax considerations;

Table of Contents

- this summary deals only with the beneficial owner of Trust shares that will hold their shares as "capital assets," within the meaning of Section 1221 of the Internal Revenue Code;

- this summary does not address all aspects of taxation that may be relevant to persons who are not citizens or residents of the United States; and

- this discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of Trust shares on your individual tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury Regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Neither UPREIT nor the Trust has requested any rulings from the Internal Revenue Service concerning the tax treatment of the matters discussed below.

Thus, it is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

As used in this discussion, the term "U.S. shareholder" means a beneficial owner of a Trust share that is for United States federal income tax purposes:

- a citizen or resident, as defined in Section 7701 (b) of the Internal Revenue Code, of the United States;

- a corporation or partnership, or other entity treated as a corporation or partnership for federal income tax purposes, created or organized under the laws of the United States, any state or the District of Columbia;

- an estate, the income of which is subject to United States federal income taxation regardless of its source; or

- in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

Generally, in the case of a partnership that holds Trust shares, any partner that would be a U.S. shareholder if it held Trust shares directly is also a U.S. shareholder. A "non-U.S. shareholder" is a holder, including any partner in a partnership that holds Trust shares, that is not a U.S. shareholder.

REIT Qualification

Beginning with its tax year ending December 31, 2000, the Trust has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. A REIT generally is not subject to federal income tax on the income that it distributes to shareholders if it meets the applicable REIT distribution requirements and other requirements for qualification.

Beginning with its tax year ending December 31, 2000, the Trust believes that it is organized and has operated, and the Trust intends to continue to operate, in a manner to qualify as a REIT, but there can be no assurance that the Trust will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon the Trust's ability to meet, through actual annual operating results, requirements relating to asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Internal Revenue Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the Trust, the Trust cannot provide any assurance that its actual operating results for any particular taxable year will satisfy the requirements for taxation as a REIT under the Internal Revenue Code.

Taxation of the Trust as a REIT

General. So long as the Trust qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. This treatment substantially eliminates double taxation at both the corporate and shareholder levels that generally results from an investment in a regular corporation. However, the Trust will be subject to federal income tax as follows:

- The Trust will be taxed at regular corporate rates on any undistributed "REIT taxable income." REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid;

- Under some circumstances, the Trust may be subject to the "alternative minimum tax" on its items of tax preference;

- If the Trust has net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on this income;

- The Trust's net income from "prohibited transactions" will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property;

- If the Trust fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a tax equal to the gross income attributable to the greater of the amount by which The Trust fails either the 75% or 95% test, multiplied by a fraction intended to reflect its profitability; and

- The Trust will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if the Trust fails to distribute during each calendar year at least the sum of:

  - 85% of its REIT ordinary income for the year;
  - 95% of its REIT capital gain net income for the year; and
  - any undistributed taxable income from prior taxable years.

In addition, if the Trust acquires any asset from a taxable "C" corporation in a carry-over basis transaction, it could be liable for specified tax liabilities inherited from that "C" corporation. To its knowledge, the Trust has not acquired any assets from a "C" corporation in a carry-over basis transaction.

Requirements for Qualification as a REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)   that is managed by one or more trustees or directors;

(2)   the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)   that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code, which provide the rules applicable to REITs;

(4)   that is neither a financial institution nor an insurance company subject to applicable provisions of the Internal Revenue Code;

(5)   the beneficial ownership of which is held by 100 or more persons;

(6)   during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer individuals, as defined in the Internal Revenue Code to include specified entities;

(7)   that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8)   that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Internal Revenue Code and regulations promulgated thereunder; and

(9)   that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Internal Revenue Code Section 401 (a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

Beginning with its tax year ending December 31, 2000, the Trust believes that it has issued sufficient shares of beneficial interest with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6) above. The Trust, which was established on October 1, 1997, initially filed it federal income tax returns as a REIT for its tax years ending December 31, 1997 and December 31, 1998. Subsequently, the Trust, upon realizing that it

had not met condition (5) above requiring that the beneficial interests of the Trust are to be held by one hundred (100) or more persons, filed amended federal income tax returns for its tax years ending December 31, 1997 and December 31, 1998 on which it elected to be taxed as a C corporation for those tax years. The Trust also filed its federal income tax return for its tax year ending December 31, 1999 as a C corporation.

It is the Trust's position that following the amendment of its 1997 and 1998 federal income tax returns, that it had not made an election to be taxed as a REIT on such tax returns. The Internal Revenue Service could disagree with the Trust's position and assert that the Trust had made a REIT tax election on its originally filed tax return for its tax year ending December 31, 1997, and such election was thereafter terminated or revoked. If this were the case, Code Section 856(g)(3) provides that once an entity makes a REIT tax election and it is thereafter terminated or revoked, the entity cannot make another REIT tax election for any taxable year prior to the fifth taxable year which begins after the first taxable year for which such termination or revocation is effective, unless a good faith exception set forth in Code Section 856(g)(4) applies.

The Trust believes that, if necessary, it would qualify under the good faith exception set forth in Code Section 856(g)(4) which provides that an entity can re-elect to be taxed as a REIT prior to the end of the five (5) year period if (i) the entity has not willfully failed to file a timely income tax return for the taxable year with respect to which the termination of the election occurred, (ii) the inclusion of any incorrect information on such return was not due to fraud with intent to evade tax, and (iii) the entity establishes to the satisfaction of the Internal Revenue Service that its failure to qualify as a REIT was due to reasonable cause and not willful neglect. The Trust believes that all of its income tax returns have been filed timely and any incorrect information on such returns was included in good faith and not with an intent to evade tax; that no tax liability was due either on the originally filed returns or on the amended returns for 1997 and 1998; and that it reasonably believed that it had three (3) years in order to satisfy the one hundred (100) person beneficial ownership requirement set forth in Code Section 856(a)(5), as opposed to the actual one (1) year waiver of this condition provided in Code Section 856(h)(2). Therefore, the Trust believes it would, if necessary, meet the requirements set forth in Code Section 856(g)(4) and its election to be taxed as a REIT beginning January 1, 2001 is effective as of that date.

The Internal Revenue Service has not ruled on any issues regarding the timing or effectiveness of the Trust's election to be taxed as a REIT. In the event that it was determined that Code Section 856(g)(3) applied to the Trust, and that the exception provided in Code Section 856(g)(4) was not applicable to the Trust, the Trust would not be eligible to re-elect to be taxed as a REIT until its tax year beginning January 1, 2003, and would be taxed as a C corporation for its tax years ending prior to January 1, 2003. However, the Trust believes that taxation of the Trust as a C Corporation for the years through December 31, 2001, would not affect the amount of the Trust's taxes for those years.

The Trust's declaration of trust contains restrictions regarding the transfer of shares of beneficial interest that are intended to assist the Trust in continuing to satisfy the share ownership requirements described in condition (6) above. These restrictions, however, may not ensure that the Trust will be able to satisfy such share ownership requirements. If the Trust fails to satisfy such share ownership requirements, it will fail to qualify as a REIT. To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its shareholders requesting information regarding the actual ownership of its shares. If the Trust complies with the annual letters requirement and it does not know or, exercising reasonable diligence, would not have known of its failure to meet condition (6) above, then it will be treated as having met condition (6) above.

To qualify as a REIT, the Trust cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. The Trust does not have any undistributed non-REIT earnings and profits.

Ownership of Partnership Interests by a REIT. A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to a REIT as described below. Thus, the Trust's proportionate share of the assets and items of income of UPREIT are treated as assets and items of income of the Trust for purposes of applying the asset and income tests. The Trust has control over UPREIT and intends to operate it in a manner that is consistent with the requirements for qualification of the Trust as a REIT.

Income Tests Applicable to REITs. To qualify as a REIT, the Trust must satisfy two gross income tests. First, at least 75% of the Trust's gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property," gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Second, at least 95% of the Trust's gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, some payments under hedging instruments and gain from the sale or disposition of stock or securities and some hedging instruments.

Rents received by the Trust will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a "related party tenant" will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary and certain applicable conditions are met. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, the Trust is only allowed to provide services that are "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant." Accordingly, the Trust may not provide "impermissible services" to the tenants except through an independent contractor that bears the expenses of providing the services and from whom the Trust derives no revenue. The Trust, however, may provide some impermissible services directly if the "impermissible tenant service income" at any particular property for any taxable year does not exceed 1% of the Trust's total income from that property. Impermissible tenant service income is deemed to be at least 150% of the Trust's direct cost of providing the service. If the total amount of impermissible tenant service income from a property does not exceed 1% of the Trust's total income from the property, the services will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income will not qualify as rents from real property. If the impermissible tenant service income exceeds 1% of the Trust's total income from a property, then all of the income from that property will fail to qualify as rents from real property.

The Trust does not and does not intend to do any of the following:

- charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above, unless the Trust determines that the rent received from a particular tenant under this type of arrangement is not material and will not jeopardize the Trust's status as a REIT;

- rent any property to a related party tenant, unless the Trust determines that the rent received from the related party tenant that results in non-qualifying income is not material and will not jeopardize the Trust's status as a REIT;

- derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease, unless the rental income is not material and will not jeopardize the Trust's status as a REIT; or

- perform services considered to be noncustomary or rendered to the occupant of the property, other than through an independent contractor from whom the Trust derives no revenue, except where the impermissible tenant service income would not exceed the 1% limit described above.

The Trust provides services and access to third-party service providers at some or all of its properties. However, based upon the Trust's experience in the office rental markets where the properties are located, the Trust believes that all access to service providers and services provided to tenants by the Trust either are usually or customarily rendered in connection with the rental of real property and not otherwise considered rendered to the occupant, or, if considered impermissible services, will not result in impermissible tenant service income with respect to any property in excess of the 1% limit. However, the Trust cannot provide any assurance that the Internal Revenue Service will agree with these positions. The Trust monitors the activities at its properties and believes that the 1% limit has not been exceeded at any property and intends to continue to monitor the application of the 1% limit at each of its properties.

If the Trust fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if the Trust's failure to meet the tests is due to reasonable cause and not due to willful neglect. It is not possible to state whether the Trust would be entitled to the benefit of these relief provisions. For example, if the Trust fails to satisfy the gross income tests because nonqualifying income that the Trust intentionally incurs exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving the Trust, the Trust will fail to qualify as a REIT.

Any gain realized by the Trust on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including the Trust's share of this type of gain realized by UPREIT, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. UPREIT intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make occasional sales of its properties as are consistent with UPREIT's investment objectives. The Trust cannot provide any

assurance, however, that the Internal Revenue Service might not contend that one or more of these sales is subject to the 100% penalty tax.

Asset Tests Applicable to REITs. At the close of each quarter of its taxable year, the Trust must satisfy six tests relating to the nature of its assets:

(1)   at least 75% of the value of the Trust's total assets must be represented by real estate assets. The Trust's real estate assets include, for this purpose, its allocable share of real estate assets held by UPREIT, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares of the Trust, cash, cash items and government securities;

(2)   not more than 25% of the Trust's total assets may be represented by securities, other than those securities includable under the 75% asset class;

(3)   not more than 20% of the Trust's total assets may be represented by securities of one or more taxable REIT subsidiaries;

(4)   not more than 5% of the Trust's total assets may consist of securities of any one issuer (other than those of a taxable REIT subsidiary and securities includable under the 75% asset test);

(5)   the Trust may not own more than 10% of the total voting power of the outstanding securities of any one issuer (other than those of a taxable REIT subsidiary and securities includable under the 75% asset test); and

(6)   the Trust may not own more than 10% of the total value of the outstanding securities of any one issuer (other than those of a taxable REIT subsidiary and securities includable under the 75% asset test).

After initially meeting the asset tests at the close of any quarter, the Trust will not lose its status as a REIT if it fails to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of its assets. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. An acquisition of securities could include the Trust increasing its interest in UPREIT as a result of a merger, the exercise by limited partners of their redemption right relating to units in UPREIT, or an additional capital contribution of proceeds of an offering of shares of beneficial interest by the Trust. The Trust intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. If the Trust were to fail to cure noncompliance with the asset tests within this time period, the Trust would cease to qualify as a REIT.

Annual Distribution Requirements Applicable to REITs. To qualify as a REIT, the Trust is required to distribute dividends, other than capital gain dividends, to its shareholders in an amount at least equal to (1) the sum of (a) 90% of the Trust's REIT taxable income, computed without regard to the dividends paid deduction and its net capital gain, and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income.

In addition, if the Trust recognizes any built-in gain, the Trust will be required, under Treasury Regulations, to distribute at least 90% of the built-in gain, after tax, recognized on the disposition of the applicable asset. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year

if declared before the Trust timely files its tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

The Trust intends to make timely distributions sufficient to satisfy its annual distribution requirements. In this regard, the partnership agreement of UPREIT authorizes the Trust, as general partner, to take steps as may be necessary to cause UPREIT to distribute to its partners an amount sufficient to permit the Trust to meet these distribution requirements. It is expected that the Trust's REIT taxable income generally will be less than its cash flow due to the allowance of depreciation and other noncash charges in computing REIT taxable income. Accordingly, the Trust anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Trust, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements. In this event, the Trust may find it necessary to arrange for short-term, or possibly long-term, borrowings to fund required distributions or to pay dividends in the form of taxable stock dividends.

Under some circumstances, the Trust may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to shareholders in a later year, which may be included in the Trust's deduction for dividends paid for the earlier year. Thus, the Trust may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Trust will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

To the extent that the Trust does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it is subject to tax on these amounts at regular corporate tax rates.

The Trust will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if the Trust fails to distribute during each calendar year at least the sum of:

- 85% of its REIT ordinary income for the year;

- 95% of its REIT capital gain net income for the year; and

- any undistributed taxable income from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

Recordkeeping Requirements. Under applicable Treasury Regulations, the Trust must comply with applicable recordkeeping requirements to qualify for taxation as a REIT.

Failure of The Trust to Quality as a REIT. If the Trust fails to qualify for taxation as a REIT in any taxable year, and if relief provisions do not apply, the Trust will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. If the Trust fails to qualify as a REIT, the Trust will not be required to make any distributions to shareholders and any distributions that are made to shareholders will not be deductible by the Trust. As a result, the Trust's failure to qualify as a REIT would significantly reduce the cash available for distributions by the Trust to its shareholders. In addition, if the

Trust fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of the Trust's current and accumulated earnings and profits, whether or not attributable to capital gains of the Trust, and corporate shareholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Trust also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. There can be no assurance that the Trust would be entitled to any statutory relief.

Taxation of U.S. Shareholders

Distributions by the Trust. So long as the Trust qualifies as a REIT, distributions to U.S. shareholders out of its current or accumulated earnings and profits, that are not designated as capital gain dividends, will be taxable as ordinary income and will not be eligible for the dividends received deduction generally available for corporations. Distributions in excess of its current and accumulated earnings and profits will reduce the adjusted tax basis of the shareholder's shares. Distributions that exceed the U.S. shareholder's adjusted basis in its shares will be taxable as capital gains if the shares are held as a capital asset. If the Trust declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 30 of the following year, the Trust will be treated as having paid the dividend, and the shareholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

The Trust may elect to designate distributions of its net capital gain as "capital gain dividends." Capital gain dividends are taxed to shareholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. shareholder has held its shares. If the Trust designates any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, the Trust may designate all or part of its net capital gain as "undistributed capital gain." The Trust will be subject to tax at regular corporate rates on any undistributed capital gain. A U.S. shareholder will be required to include its share of this gain in income as long-term capital gain. However, the U.S. shareholder will also be treated as having paid its share of the tax paid by the Trust with respect to the gain. Accordingly, U.S. shareholders will be able to claim a refund or a credit to the extent that the tax paid by the Trust exceeds the shareholders' tax liability on the undistributed capital gain. The U.S. shareholder's basis in its shares would be increased by its share of this gain and decreased by its share of applicable tax.

The Trust will classify portions of any designated capital gain dividend as either:

- a 20% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 20%; or

- an "unrecaptured Section 1250 gain" distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%.

The Trust must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Designations made by the Trust only will be effective to the extent that they comply with Revenue Ruling 89-91, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

Distributions made by the Trust and gain arising from the sale or exchange by a U.S. shareholder of shares will not be treated as passive activity income, and as a result, U.S. shareholders generally will not be able to apply any "passive losses" against this income or gain. In addition, taxable distributions from the Trust generally will be treated as investment income for purposes of the investment interest limitations. A U.S. shareholder may elect to treat capital gain dividends and capital gains from the disposition of shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. The Trust will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain. U.S. shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Trust. The Trust's operating or capital losses would be carried over by the Trust for potential offset against future income, subject to applicable limitations.

Sales of Shares. Upon any taxable sale or other disposition of shares, a U.S. shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between:

- the amount of cash and the fair market value of any property received on the sale or other disposition; and

- the holder's adjusted basis in the shares for tax purposes.

This gain or loss will be a capital gain or loss if the shares have been held by the U.S. shareholder as a capital asset. Generally, a non-corporate U.S. shareholder who has held Trust shares for more than one year will be taxable on capital gain at a maximum rate of 20%. However, a maximum rate of 25% will apply to capital gain that is treated as "unrecaptured Section 1250 gain" for individuals, trusts and estates. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations on how the capital gain rates will apply to sales of shares in REITs. Shareholders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of Trust shares held for more than 12 months. In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of shares that have been held for six months or more, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. shareholder from the Trust that were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Shareholders

Provided that a tax-exempt shareholder has not held its common shares as "debt financed property" within the meaning of the Internal Revenue Code, the dividend income from the Trust will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless the tax-exempt shareholder has held its shares as debt financed property within the meaning of the Internal Revenue Code or has used the shares in a trade or business.

However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501 (c)(7), (c)(9), (c)(1 7) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in the Trust will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for applicable purposes to offset the income generated by its investment in the Trust. These tax-exempt shareholders should consult their own tax advisors concerning these "set aside" and reserve requirements.

Tax Aspects of the Trust's Ownership of Interests in UPREIT

General. All of the Trust's investments are held indirectly through UPREIT. In general, partnerships are "pass-through" entities that are not subject to federal income tax at the partnership level. However, a partner is allocated its proportionate share of the items of income, gain, loss, deduction and credit of a partnership, and is required to include these items in calculating its tax liability, without regard to whether it receives a distribution from the partnership. The Trust includes its proportionate share of these partnership items in its income for purposes of the various REIT income tests and the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Trust includes its proportionate share of assets held through UPREIT.

Entity Classification. The Trust believes that UPREIT will be treated as a partnership for federal income tax purposes and will not be taxable as a corporation. If UPREIT were treated as a corporation, it would be subject to an entity level tax on its income and the Trust could fail to meet the REIT income and asset tests.

A partnership is a "publicly traded partnership" under Section 7704 of the Internal Revenue Code if:

- interests in the partnership are traded on an established securities market; or

- interests in the partnership are readily tradeable on a "secondary market" or the "substantial equivalent" of a secondary market.

Under the relevant Treasury Regulations, interests in a partnership will not be considered readily tradeable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified "safe harbors," which are based on the specific facts and circumstances relating to the partnership.

UPREIT currently takes the reporting position for federal income tax purposes that it is not a publicly traded partnership. There is a significant risk, however, that the right of a holder of UPREIT units to redeem the UPREIT units for the Trust shares could cause UPREIT units to be considered readily tradeable on the substantial equivalent of a secondary market. Moreover, if UPREIT units were considered to be tradeable on the substantial equivalent of a secondary market, either now or in the future, UPREIT cannot provide any assurance that it would qualify for any of the safe harbors mentioned above, or that, if it currently qualifies for a safe harbor, UPREIT will continue to qualify for any of the safe harbors in the future.

If UPREIT is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income consists of "qualifying income" under Section 7704 of the Internal Revenue Code. Qualifying income is generally real property rents and, other types of passive income. The Trust believes that UPREIT will have sufficient qualifying income so that it will be taxed as a partnership, even if it were a publicly traded partnership. The income requirements applicable to the Trust in order for it to qualify as a REIT under the Internal Revenue Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although a difference exists between these two income tests regarding whether rent is considered from a related tenant, the Trust does not believe that this difference would cause UPREIT not to satisfy the 90% gross income test applicable to publicly traded partnerships.

Allocations of Partnership Income, Gain, Loss, Deduction and Credit. A partnership agreement will generally determine the allocation of income and loss among partners. However, those allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the applicable Treasury Regulations, which generally require that partnership allocations respect the economic arrangement of the partners.

If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to the item. The allocations of taxable income and loss provided for in the partnership agreement of UPREIT are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder.

Tax Allocations with Respect to the Properties. Under Section 704(c) of the Internal Revenue Code, income, gain, loss, deduction and credit attributable to a property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, as applicable, the difference between the adjusted tax basis and the fair market value of property at the time of contribution. The difference is known as a book-tax difference. Section 704(c) allocations are for federal income tax purposes only and do not affect the book capital accounts or other economic or legal arrangements among the partners. Under Treasury Regulations promulgated under Section 704(c) of the Internal Revenue Code, similar rules apply when a partnership elects to "revalue" its assets in limited situations, such as when a contribution of property is made to a partnership by a new partner.

The partnership agreement of UPREIT requires that these allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code. Treasury Regulations under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences, including retention of the "traditional method" or the election of alternative methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. UPREIT and the Trust have determined to use the traditional method of accounting for book-tax differences with respect to the properties initially contributed to UPREIT on its formation or subsequently acquired by merger or contribution.

In general, if any asset contributed to or revalued by UPREIT is determined to have a fair market value that is greater than its adjusted tax basis, partners who have contributed those assets, including possibly the Trust, will be allocated lower amounts of depreciation deductions as to specific properties for tax purposes by UPREIT and increased taxable income and gain on sale. Thus, the Trust, as a partner of UPREIT, may be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of contributed assets. These amounts may be in excess of the economic or book income allocated to it as a result of the sale and, as a result, the allocation might cause the Trust, as a partner of UPREIT, to recognize taxable income in excess of the cash distribution received. This excess taxable income is sometimes referred to as "phantom income." Because the Trust relies on cash distributions from UPREIT to meet its REIT distribution requirements, which are specified percentages of its REIT taxable income, the recognition of this phantom income might adversely affect the Trust's ability to comply with those requirements. In this regard, it should be noted that as the general partner of UPREIT, the Trust will determine, taking into account the tax consequences to it, when and whether to sell any given property.

Other Tax Consequences for the Trust and Its Shareholders

The Trust and its shareholders are subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Trust and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders of the Trust should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Trust shares.

LEGAL MATTERS

The validity and legality of the Shares offered hereby will be passed upon for the Trust by the law firm of Vogel, Weir, Hunke & McCormick, Ltd., 502 First Avenue North, Fargo, North Dakota. Tax matters have been passed upon for the Trust by the law firm of Larkin, Hoffman, Daly & Lindgren, Ltd.

EXPERTS

The audited financial statement included in this Offering Circular have been audited by Eide Bailly LLP, independent certified public accountants.

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. Relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

> **See audited financial statements of Dakota Real Estate Investment Trust, to include Balance Sheets dated December 31, 2000, and unaudited financial statements for the twelve-month period ended December 31, 2001. (Attached)**

(1) **Balance Sheet** – as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

    (Attached)

(2) **Statements of income, cash flows, and other stockholders equity** – for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years an the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

    (Attached)

    Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3)   **Financial Statements of Businesses Acquired or to be Acquired.**

Not applicable.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(a)   Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

      1.   Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

      2.   Consummation of a significant business combination to be accounted for as a pooling is probable.

(b)   A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c)   1.   The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

      2.   These financial statements need not be audited.

      3.   The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

      4.   If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d)   If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e)   This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4)   **Pro Forma Financial Information.**

None.

(a)   Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase: encompasses the purchase of an interest in a business accounted for by the equity method):

1. During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

2. After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b)   The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c)   Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

1. If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

2. If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

DAKOTA REAL ESTATE INVESTMENT TRUST

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

DAKOTA REAL ESTATE INVESTMENT TRUST

Table of Contents



Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Trustees
Dakota Real Estate Investment Trust
Fargo, North Dakota

We have audited the accompanying consolidated balance sheets of **Dakota Real Estate Investment Trust** as of December 31, 2000 and 1999, and the related consolidated statements of operations, beneficial interest and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the financial position of **Dakota Real Estate Investment Trust** as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Fargo, North Dakota
March 9, 2001

406 Main Avenue • Suite 3000 • PO Box 2545 • Fargo, North Dakota 58108-2545 • 701.239.8500 • Fax 701.239.8600
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

1

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS		
CASH	$ 256,014	$ 165,035
DUE FROM RELATED PARTY	10,710	17,241
ACCOUNTS RECEIVABLE	5,862	5,158
PREPAID EXPENSES	13,606	13,326
RESTRICTED FUNDS	304,472	204,103
OTHER ASSETS	-	3,287
PROPERTY AND EQUIPMENT, less accumulated depreciation	9,278,325	7,128,745
	$ 9,868,989	$ 7,536,895
LIABILITIES		
ACCOUNTS PAYABLE	$ 37,463	$ 20,085
ACCRUED EXPENSES		
Real estate taxes	186,546	141,804
Interest	40,334	32,419
DIVIDENDS PAYABLE	-	4,760
TENANT SECURITY DEPOSITS PAYABLE	59,791	46,234
MINORITY INTEREST IN SUBSIDIARY	97	-
LONG-TERM DEBT	7,265,196	5,282,078
Total Liabilities	7,589,427	5,527,380
BENEFICIAL INTEREST		
SHARES OF BENEFICIAL INTEREST		
Authorized, 100,000 shares		
Issued, 2000 27,192; 1999 22,905 shares	2,781,951	2,290,578
ACCUMULATED DEFICIT	(352,484)	(194,331)
SYNDICATION COSTS	(149,905)	(86,732)
	2,279,562	2,009,515
	$ 9,868,989	$ 7,536,895

See Notes to Financial Statements

2

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
INCOME		
Income from rental operations	$ **1,388,210**	$ 1,007,300
Interest income	**14,216**	6,604
Other income	**4,276**	2,646
	1,406,702	1,016,550
EXPENSES		
Expenses from rental operations		
Interest expense	**502,701**	367,377
Real estate taxes	**175,546**	128,310
Utilities	**128,249**	86,440
Maintenance and payroll	**99,162**	69,872
Property management fees	**55,329**	40,196
Administrative	**41,043**	28,749
Insurance	**15,998**	11,288
	1,018,028	732,232
Administration of REIT		
Advisory management fees	**20,134**	15,780
Directors fees	**8,750**	6,000
Administration	**8,101**	1,148
Insurance	**7,653**	1,610
Professional fees	**6,503**	2,343
	51,141	26,881
Other expenses		
Interest expense	**12,000**	-
Start up costs of UPREIT	**10,772**	-
	22,772	-
Depreciation and amortization	**276,787**	214,001
Total expenses	**1,368,728**	973,114
NET INCOME	$ **37,974**	$ 43,436

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENTS OF BENEFICIAL INTEREST
YEARS ENDED DECEMBER 31, 2000 AND 1999

	Shares of Beneficial Interest		Accumulated	Syndication	
	Shares	Amount	(Deficit)	Costs	Total
BALANCE, DECEMBER 31, 1998	18,622	$ 1,854,931	$ (91,585)	$ (49,905)	$ 1,713,441
Shares of beneficial interest issued	2,932	301,800	-	-	301,800
Dividends	-	-	(146,182)	-	(146,182)
Dividends reinvested	1,351	133,847	-	-	133,847
Syndication costs	-	-	-	(36,827)	(36,827)
Net income	-	-	43,436	-	43,436
BALANCE, DECEMBER 31, 1999	22,905	2,290,578	(194,331)	(86,732)	2,009,515
Shares of beneficial interest isssued	2,655	315,141	-	-	315,141
Dividends	-	-	(196,127)	-	(196,127)
Dividends reinvested	1,632	176,232	-	-	176,232
Syndication costs	-	-	-	(63,173)	(63,173)
Net income	-	-	37,974	-	37,974
BALANCE, DECEMBER 31, 2000	27,192	$ 2,781,951	$ (352,484)	$ (149,905)	$ 2,279,562

See Notes to Financial Statements

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
OPERATING ACTIVITIES		
Net income	$ 37,974	$ 43,436
Charges and credits to net income not affecting cash		
Depreciation and amortization	276,787	214,001
Minority interest	97	-
Changes in assets and liabilities		
Due from related party	6,531	28,799
Accounts receivable	(704)	(1,408)
Prepaid expenses	(280)	(8,379)
Tenant security deposits	(12,646)	(18,776)
Real estate tax escrow	(62,085)	(51,859)
Accounts payable	17,378	(8,559)
Accrued expenses	52,657	91,080
Tenant security deposits payable	13,557	17,065
NET CASH FROM OPERATING ACTIVITIES	329,266	305,400
INVESTING ACTIVITIES		
Purchase of property and equipment	(256,647)	(350,429)
Net deposits to replacement reserve	(25,638)	(23,313)
Sale of other asset	3,287	-
NET CASH USED FOR INVESTING ACTIVITIES	(278,998)	(373,742)
FINANCING ACTIVITIES		
Withdrawls from financing escrow	-	129,750
Principal payments on short-term debt	(100,000)	(150,000)
Proceeds from long-term debt borrowing	-	4,325,000
Principal payments on long-term debt	(86,602)	(4,367,922)
Proceeds from issuance of common stock	315,141	301,800
Dividends paid	(24,655)	(9,825)
Payment of syndication costs	(63,173)	(36,827)
NET CASH FROM FINANCING ACTIVITIES	40,711	191,976
NET CHANGE IN CASH	90,979	123,634
CASH AT BEGINNING OF PERIOD	165,035	41,401
CASH AT END OF PERIOD	$ 256,014	$ 165,035

(continued on next page)

	2000	1999
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash payments for interest	$ 507,876	$ 350,976
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES		
Purchase of assets in exchange for assumption of long-term debt and issuance of $250,000 note payable in 2000	$ 2,169,720	$ 1,000,000
Dividends declared	$ 196,127	$ 146,182
Dividends reinvested	(176,232)	(133,847)
Dividends payable	-	(4,760)
Current year dividends paid	19,895	7,575
Prior year dividends paid	4,760	2,250
Dividends paid	$ 24,655	$ 9,825

NOTE 1 - ORGANIZATION

Dakota Real Estate Investment Trust is organized as a real estate investment trust (REIT) incorporated under the laws of North Dakota. Prior to 2000, Dakota REIT was treated as a 'C' Corporation under Subchapter C of the Internal Revenue Code. In 2000, Dakota REIT qualifies under Section 856 of the Internal Revenue Code as a real estate investment trust (REIT). Internal Revenue Code Section 856 requires that 75 percent of the assets of a real estate investment trust must consist of real estate assets and that 75 percent of its gross income must be derived from real estate. The net income of the REIT is allocated in accordance with the stock ownership in the same fashion as a regular corporation.

NOTE 2 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidation financial statements include the accounts of Dakota REIT and its 99.99 percent-owned subsidiary, Dakota UPREIT. All significant intercompany transactions and balances have been eliminated in consolidation.

Principal Business Activity

During 2000, Dakota Real Estate Investment Trust (REIT), which began operations on October 1, 1997, transferred substantially all of the assets of the Company to Dakota UPREIT in exchange for partnership units in the UPREIT. Dakota UPREIT owns and operates housing units located in Fargo. The units were purchased and placed in service as follows:

        One 24-plex housing unit on October 1, 1997
        One 24-plex housing unit on April 1, 1998
        One 24-plex housing unit, two 6-plex townhomes and one 10-plex townhome on July 1, 1998
        One 24-plex housing unit on October 1, 1998
        One 18-plex housing unit on July 1, 1999
        Two 24-plex housing units on April 1, 2000

As general partner of Dakota UPREIT, Dakota REIT has full and exclusive management responsibility for the properties held by the UPREIT.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(continued on next page)   7

NOTES TO FINANCIAL STATEMENTS

Revenue recognition

Housing units are rented under short-term lease agreements. Rent income from tenants is recognized in the month in which it is earned rather then received.

Advertising

Costs for producing and distributing advertising are expensed as incurred. Advertising expense amounted to $27,975 and $22,084 at December 31, 2000 and 1999, respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line and declining-balance methods over the following estimated useful lives:

Buildings	20-40 years
Furniture and fixtures	9-12 years

Income Taxes

Dakota REIT is organized as a real estate investment trust (REIT), which calculates taxable income similar to other domestic corporations, with the major difference being that a REIT is entitled to a deduction for dividends paid. A REIT is generally required to distribute each year at least 95 percent of its taxable income. If it chooses to retain additional 5 percent of taxable income, it may do so, but it will be subject to a corporate tax on such income. REIT shareholders are taxed on REIT distributions of ordinary income in the same manner as they are taxed on other corporate distributions.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Reclassifications

Certain reclassifications have been made to the 1999 balance sheet with no effect on net income or beneficial interest to be consistent with the classifications used in the 2000 balance sheet.

(continued on next page)

NOTE 3 - RESTRICTED DEPOSITS

	2000	1999
Tenant security deposits	$ 60,822	$ 48,176
Real estate tax escrow	181,069	118,984
Replacement reserves	62,581	36,943
	$ 304,472	$ 204,103

Real estate tax escrow

Pursuant to the terms of the mortgage with Towle Financial Services and Board policy, the Company established and maintains a real estate tax escrow account to pay real estate taxes. The monthly payment is adjusted annually.

NOTE 4 - PROPERTY AND EQUIPMENT

	2000	1999
Land	$ 817,500	$ 637,500
Building	8,047,500	6,067,500
Furniture and fixtures	1,002,389	736,022
	9,867,389	7,441,022
Less accumulated depreciation	(589,064)	(312,277)
	$ 9,278,325	$ 7,128,745

(continued on next page)

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - LONG-TERM DEBT

Long-term debt consists of:

	2000	1999
7.1% Mortgage note payable, due in monthly installments of $30,845, unpaid principal balance and interest due April 2024, secured by a mortgage on property and equipment and personal limited guaranty of George Gaukler	$ 4,213,776	$ 4,282,078
8.5% contract for deed to related party, interest due in monthly installments of $7,083, principal balance due when permanent financing obtained, secured by buildings	1,000,000	1,000,000
7.875% Mortgage note payable, due in monthly installments of $7,420, unpaid principal balance and interest due December 2024, secured by a mortgage on property and equipment, an assignment of rents, and personal guaranty of George Gaukler	950,717	-
7.875% Mortgage note payable, due in monthly installments of $7,420, unpaid principal balance and interest due December 2024, secured by a mortgage on property and equipment, an assignment of rents, and personal guaranty of George Gaukler	950,703	-
8% note payable to related party, interest due in monthly installments of $1,000, unpaid principal balance and interest due April 2002,	150,000	-
	$ 7,265,196	$ 5,282,078

Long-term debt maturities are as follows:

Years ending December 31,	Amount
2001	$ 102,702
2002	260,480
2003	118,848
2004	127,852
2005	137,539
Thereafter	6,517,775
	$ 7,265,196

During 2000, Dakota REIT established an operating line of credit in the amount of $250,000. The Company has not borrowed against the line of credit as of December 31, 2000.

The Company has loan agreements containing certain covenants related to, among other matters, the maintenance of debt coverage ratios.

(continued on next page)

NOTE 6 - RELATED PARTY TRANSACTIONS

Due from Related Party

At December 31, 2000 and 1999, Dakota REIT has operating cash surpluses of $10,710 and $17,241, respectively, that is being held by Valley Rental Service, an entity controlled by George Gaukler, one of the owners and a member of the Board of Directors.

Apartment Buildings

During 2000, the Company purchased 2 apartment buildings for a total of $2,420,000 from George Gaukler. The Company paid $250,000 in cash, signed a note payable of $250,000 (Note 5), and assumed the two mortgages on the apartment buildings (Note 5).

Property Management Fee

During 2000 and 1999, Dakota REIT incurred a property management fee of 4 percent of rents to Valley Rental Service. For the years ended December 31, 2000 and 1999, Dakota REIT paid management fees of $55,329 and $40,196, respectively.

Advisory Management Fee

Dakota REIT incurred advisory management fees of $20,134 and $15,780 in 2000 and 1999, respectively, to Dakota REIT Management, Inc., an entity controlled by George Gaukler. At December 31, 2000, Dakota REIT owed the related party $1,214 for this fee.

Interest

Dakota REIT has accrued interest of $7,083 at December 31, 2000 and 1999 payable to Valley Realty, Inc. an entity, which is controlled by George Gaukler. Interest relates to contract for deed agreements resulting from the purchase of property and equipment of $1,000,000 in 1999. In addition, interest expense of $97,000 and $118,353, respectively, was incurred to related parties for the years ended December 31, 2000 and 1999.

Commissions

During 2000 and 1999, Dakota REIT paid commissions on the sale of shares of beneficial interest to Bison Capital, Inc., an entity controlled by George Gaukler. For the years ended December 31, 2000 and 1999, Dakota REIT paid commissions of $9,260 and $7,470, respectively.

(continued on next page)   11

NOTE 7 - INCOME TAXES

Net deferred tax assets consist of the following components as of December 31:

	2000	1999
Deferred tax assets		
Operating loss carryforwards	$ 39,400	$ 20,400
	39,400	20,400
Less valuation allowance	(39,400)	(20,400)
	$ -	$ -

During the years ended December 31, 2000 and 1999, the Company recorded valuation allowances of $39,400 and $20,400, respectively, on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. There was no other activity in the valuation allowance accounts during 2000 and 1999.

Operating loss carryforwards for tax purposes as of December 31, 2000 have the following expiration dates: 2018 $135,742 and 2019 $126,918.

NOTE 8 - SUBSEQUENT EVENTS

In January 2001, Dakota REIT purchased 13.5 units of a limited partnership interest, which owns an interest in the Richard P. Stadler Psychiatric Hospital in Grand Forks, North Dakota for $270,000. Dakota REIT paid cash of $170,000 and signed a note payable for $100,000. The general partner of the limited partnership is Grand Forks Land Company, of which Kevin Christianson, a board member of Dakota REIT, is President.

In January 2001, Dakota REIT paid $200,000 for 4 units of a limited partnership interest, which is developing, owning, and leasing a company headquarters and pharmaceutical research facility in Fargo, North Dakota for PRACS Institute, Ltd. One of the general partners of the limited partnership is George Gaukler.

DAKOTA REAL ESTATE INVESTMENT TRUST

SUPPLEMENTARY INFORMATION

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED SCHEDULES OF FUNDS FROM OPERATIONS
AND FUNDS AVAILABLE FOR DISTRIBUTION
YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
FUNDS FROM OPERATIONS		
Net income	$ 37,974	$ 43,436
Plus depreciation and amortization	276,787	214,001
Plus start up costs of UPREIT	10,772	-
FUNDS FROM OPERATIONS (FFO)	$ 325,533	$ 257,437
FFO per share (on annual basis)	$ 13.14	$ 12.20
Price ($120) / FFO Ratio (on annual basis)	9.13	9.83
FUNDS AVAILABLE FOR DISTRIBUTION		
FUNDS FROM OPERATIONS (FFO)	$ 325,533	$ 257,437
Less current year replacement reserve payments	(30,120)	(23,313)
Less principal paydown on mortgages	(86,602)	(42,922)
FUNDS AVAILABLE FOR DISTRIBUTION (FAD)	$ 208,811	$ 191,202
FAD per share (on annual basis)	$ 8.43	$ 9.06

DAKOTA REAL ESTATE INVESTMENT TRUST

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
DECEMBER 31, 2001 AND 2000

DAKOTA REAL ESTATE INVESTMENT TRUST

Table of Contents

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED BALANCE SHEET (UNAUDITED)
December 31, 2001 AND 2000

	2001	2000
ASSETS		
Real Estate Investments		
Property and Equipmel less accumulated depreciation	$ 13,323,123	$ 9,278,325
Minority Interest in Real Estate Partnerships	442,460	-
Unamortized Loan Costs	89,828	-
Total Real Estate Investments	13,855,411	9,278,325
Other Assets		
Cash	143,265	256,014
Due from Related Party	42,058	10,710
Accounts Receivable	11,411	5,861
Restricted Funds	417,230	304,473
Prepaid Expenses	25,190	13,606
Total Other Assets	639,155	590,664
	$ 14,494,566	$ 9,868,989
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Accounts Payable	$ 29,477	$ 37,463
Accrued Real Estate Taxes	240,234	186,546
Accrued Interest	58,309	40,334
Tenant Security Deposits Payable	85,717	59,791
Long Term Debt	10,376,914	7,265,196
Total Liabilities	10,790,651	7,589,330
Minority Interest of Unit Holders in Operating Partnership	790,112	97
SHAREHOLDERS' EQUITY:		
Shares of Beneficial Interest		
Authorized, 50,000 shares		
Issued, 2001 34,910; 2000 27,192	3,687,882	2,781,951
Accumulated Deficit	(546,007)	(352,484)
Syndication Costs	(228,072)	(149,905)
Toal Shareholder's Equity	2,913,803	2,279,562
	$ 14,494,566	$ 9,868,989

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
FOR YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCOME		
Income from Rental Operations	$ 1,694,079	1,392,486
Interest Income	28,522	14,216
Total Income	1,722,601	1,406,702
EXPENSES		
Operating Expenses from Rental Operations:		
Administrative	77,762	41,043
Utilities	169,167	128,249
Maintenance	101,972	99,162
Management Fees	66,071	55,329
Real Estate Taxes	215,528	175,546
Insurance	22,995	15,998
	653,493	515,327
Admininistration of REIT:		
Professional Fees	4,817	6,503
Administration	7,230	8,101
Directors Fees	8,000	8,750
Directors and Officers Insurance	7,913	7,653
Advisory Management Fees	27,759	20,134
	55,719	51,141
Other Expenses:		
Interest Expense	617,339	514,701
Prepayment Penalties	37,683	-
Startup Costs of UPREIT	-	10,772
Depreciation/Amortization	351,515	276,787
	1,006,537	802,260
Total Expenses	1,715,749	1,368,728
Net Income (Loss)	6,852	37,974

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENT OF BENEFICIAL INTEREST (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Shares of Beneficial Interest		Accumulated Income (Deficit)	Syndication Costs	Total
	Shares	Amount			
BALANCE DECEMBER 31, 1999	22,905	$2,290,578	($194,331)	($86,732)	$2,009,515
Shares of beneficial interest issued	2,655	315,141	-	-	315,141
Dividends	0	0	(196,127)	-	(196,127)
Dividends reinvested	1,632	176,232	0	-	176,232
Syndication costs	0	0	0	(63,173)	(63,173)
Net Income	0	0	37,974	-	37,974
BALANCE DECEMBER 31, 2000	27,192	$2,781,951	($352,484)	($149,905)	$2,279,562
Shares of beneficial interest issued	6,038	724,467	0	0	724,467
Dividends	0	0	(200,375)	0	(200,375)
Dividends reinvested	1,680	181,464	0	0	181,464
Syndication costs	0	0	0	(78,167)	(78,167)
Net Income	0	0	6,852	0	6,852
BALANCE DECEMBER 30, 2001	34,910	$3,687,882	($546,007)	($228,072)	$2,913,803

DAKOTA REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

	2001	2000
OPERATING ACTIVITIES		
Net Income (Loss)	6,852	37,975
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and Amortization	351,515	287,559
Prepayment fees	37,683	0
Changes in assets and liabilities:		
Cash held by Property Management	(21,638)	6,628
Tenant receivables	(5,549)	(704)
Other receivables	(9,710)	(97)
Security deposit savings	(26,766)	(12,646)
Real estate tax escrow	(48,705)	(62,086)
Prepaids	(11,584)	(281)
Payables	89,603	78,834
Net cash from operating activities	361,701	335,182
INVESTING ACTIVITIES		
Purchase of Property and Equipment	(4,392,370)	(2,426,367)
Organizational Costs	0	(7,485)
Purchase of Partnership Interests	(470,000)	0
Distributions from Partnership Interests	27,540	0
Increase in replacement reserve	(37,286)	(25,638)
Net cash used by investing activities	(4,872,116)	(2,459,490)
FINANCING ACTIVITIES		
Decrease in Notes Payable	(150,000)	150,000
Refinancing Costs	(131,454)	
Proceeds from long-term debt borrowing	7,592,290	1,919,720
Payments on long-term debt borrowing	(4,330,573)	(86,603)
Issuance of limited partnership units	793,551	97
Distributions to limited partners	(3,535)	0
Proceeds from sale of shares	724,466	315,141
Dividends declared	(200,376)	(196,127)
Dividends reinvested	181,464	176,232
Syndication costs	(78,167)	(63,173)
Net cash provided by financing activities	4,397,666	2,215,287
INCREASE (DECREASE) IN CASH	(112,749)	90,979
CASH AT BEGINNING OF THE YEAR	256,014	165,035
CASH AT END OF THE YEAR	143,265	256,014

DAKOTA REAL ESTATE INVESTMENT TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Dakota Real Estate Investment Trust is organized as a real estate investment trust (REIT) incorporated under the laws of North Dakota. Prior to 2000, Dakota REIT was treated as a 'C' Corporation under Subchapter C of the Internal Revenue Code. In 2000, Dakota REIT qualified under Section 856 of the Internal Revenue Code as a real estate investment trust (REIT). Internal Revenue Code Section 856 requires that 75 percent of the assets of a real estate investment trust must consist of real estate assets and that 75 percent of its gross income must be derived from real estate. The net income of the REIT is allocated in accordance with the stock ownership in the same fashion as a regular corporation.

NOTE 2 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Trusts consolidated financial statements include the accounts of Dakota REIT and its operating partnership, Dakota UPREIT. All significant intercompany transactions and balances have been eliminated in consolidation.

Principal Business Activity

During 2000, Dakota Real Estate Investment Trust (REIT), which began operations on October 1, 1997, transferred substantially all of the assets of Dakota REIT to Dakota UPREIT in exchange for general partnership units in Dakota UPREIT. The Trust owns and operates the following property located in Fargo, ND:

Residential Property
    Eight 24-plex apartments, two 6-plex townhomes, one 10-plex townhome, and one 18-plex townhome

Commercial Property
    A 12,240 square foot office/warehouse building placed in service on August 15, 2001.
    A 18,320 square foot office building placed in service on January 1, 2002.

In addition Dakota UPREIT owns the following limited partnership interests:

Thirteen and one half (13.5) limited partner units (approximately 58%) of South Washington Real Estate Investment Limited Partnership (SWREILP). SWREILP owns an interest in the Richard P. Stadter Psychiatric Hospital in Grand Forks, ND.

Four (4) limited partner units (approximately 18%) of Pre Limited Liability Limited Partnership (PRE). PRE is developing, owning, and leasing a company headquarters and pharmaceutical research facility in Fargo, ND for PRACS Institute, Ltd.

As general partner of Dakota UPREIT, Dakota REIT has full and exclusive management responsibility for the investments held by the UPREIT.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Residential units are rented under short-term lease agreements and commercial units are generally rented under long-term lease agreements. Rental income is recognized in the month in which it is earned rather then received.

Advertising

Costs for producing and distributing advertising are expensed as incurred.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line and declining-balance methods over the following estimated useful lives:

Buildings and Land Improvements	20-40 years
Furniture and fixtures	7-12 years

Income Taxes

Dakota REIT is organized as a real estate investment trust (REIT), which calculates taxable income similar to other domestic corporations, with the major difference being that a REIT is entitled to a deduction for dividends paid. A REIT is generally required to distribute each year at least 95 percent of its taxable income. If it chooses to retain additional 5 percent of taxable income, it may do so, but it will be subject to a corporate tax on such income. REIT shareholders are taxed on REIT distributions of ordinary income in the same manner as they are taxed on other corporate distributions.

NOTE 3 - RESTRICTED DEPOSITS

	2001	2000
Tenant Security Deposits	$ 87,588	$ 60,822
Real Estate Tax Escrow	229,775	181,069
Replacement Reserves	99,867	62,582
	$ 417,230	$ 304,473

Real estate tax escrow

Pursuant to the terms of the mortgagors and Board policy, the Trust established and maintains a real estate tax escrow account to pay real estate taxes. The monthly payment is adjusted annually.

Replacement reserves

Pursuant to the terms of certain mortgagors and Board policy, the Trust established and maintains a replacement reserve account to pay for major repairs and capital improvements and replacements.

NOTE 4 - PROPERTY AND EQUIPMENT

Residential Property	2001	2000
Land	$ 997,500	$ 817,500
Land Improvements	725,000	555,000
Buildings	9,372,500	7,492,500
Furniture and Fixtures	1,289,032	1,002,389
	12,384,032	9,867,389
Less accumulated depreciation	(932,973)	(589,064)
	$ 11,451,059	$ 9,278,325

Commercial Property	2001	2000
Land	$ 318,000	$ -
Land Improvements	118,539	-
Buildings	1,388,000	-
Furniture and Fixtures	51,188	-
	1,875,727	-
Less accumulated depreciation	(3,663)	-
	$ 1,872,064	$ -

NOTE 5 - LONG-TERM DEBT

Long-term debt consists of:	2001	2000
A) 7.1% fixed rate Mortgage note payable, due in monthly installments of $30,845, unpaid principal balance and interest due April 2024, secured by a mortgage on property and equipment and personal limited guaranty of George Gaukler	$ 4,140,464	$ 4,213,776
B) 7.25% fixed rate Mortgage note payable, due in monthly installments of $34,075, unpaid principal balance and interest due September 2011, secured by a mortgage on property and equipment and personal limited guaranty of George Gaukler	4,984,250	-
C) 7.5% fixed rate Mortgage note payable, due in monthly installments of $2,653, unpaid principal balance and interest due August 2006, secured by a mortgage on property and equipment and personal limited guaranty of George Gaukler	327,200	-
D) 5.25% variable rate adjustable daily(with an 8% cap) Mortgage note payable, due in monthly installments of $6,284 adjustable annually, unpaid principal balance and interest due January 2007	925,000	-
E) 8.5% fixed rate Contract for deed to related party, secured by the property	-	1,000,000
F) 7.875% fixed rate Mortgage notes payable secured by mortgages on two properties and equipment and personal guaranty of George Gaukler	-	1,901,420
G) 8% note payable to related party	-	150,000
	$ 10,376,914	$ 7,265,196

Long-term debt maturities are as follows:

2002	$ 153,607
2003	168,732
2004	179,669
2005	193,465
2006	490,158
Thereafter	9,191,283
	$ 10,376,914

During 2001 and 2000 the Trust had an operating line of credit in the amount of $250,000. The balance due on this line is $0 as of December 31, 2001 and 2000.

The Trust has loan agreements containing certain covenants related to, among other matters, the maintenance of debt coverage ratios.

NOTE 6 - RELATED PARTY TRANSACTIONS

Due from Related Party

At December 31, 2001 and 2000, the Trust has operating cash surpluses of $32,251 and $10,710, being held by the property management company Valley Rental Service, Inc. an entity controlled by George Gaukler, Advisor to and a member of the Board of Directors of Dakota REIT

Investments

In January 2001, for $270,000 the Trust purchased 13.5 units of a limited partnership, which owns an interest in the Richard P. Stadter Psychiatric Hospital in Grand Forks, ND. The Trust paid cash of $170,000 and signed a note payable for $100,000. The note payable with interest of $1,136 was paid off during 2001. The general partner of the limited partnership is Grand Forks Land Company, of which Kevin Christianson, a member of the Board of Directors of Dakota REIT, is President.

In January/February 2001, the Trust paid $200,000 for 4 units of a limited partnership, which is developing, owning, and leasing a company headquarters and pharmaceutical research facility in Fargo, ND for PRACS Institute, Ltd. One of the general partners of the limited partnership is George Gaukler, Advisor to and member of the Board of Directors of Dakota REIT.

In July 2001, the Trust purchased an apartment building from George Gaukler for $1,250,000. The Trust paid $250,000 in cash, and entered into a contract for deed for $1,000,000. The contract for deed was subsequently paid off as part of the mortgage package in note 5B.

In August 2001, the Trust purchased an apartment building for $1,250,000 in which George Gaukler was a partner. The Trust paid $61,388 in cash to Gaukler, issued 2,405 Dakota UPREIT Limited Partnership units (valued at $288,612) to the other unrelated parties, and assumed the mortgage on the apartment building. The building was subsequently refinanced as part of the mortgage package in note 5B.

Property Management Fee

The Trust incurred a property management fee of 4 percent of rents on residential properties to Valley Rental Service, Inc. For the years ended December 31, 2001 and 2000, the Trust paid property management fees of $66,071 and $40,196, respectively.

DAKOTA REAL ESTATE INVESTMENT TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advisory Management

Under the advisory agreement the Trust incurred advisory management fees of $27.759 and $20.134 in 2001 and 2000, respectively, to Dakota REIT Management, Inc., an entity controlled by George Gaukler. This fee is for providing office space and staff to conduct daily operations, including: maintaining shareholder records and relations, book and record keeping, preparing financial reports, preparing the annual report, and providing information to the Board of Directors. At December 31. 2001 and 2000, the Trust owed the related party $3,373 and $1,214, respectively, for this fee.

Acquisition Fees

Under the advisory agreement the Trust paid Dakota REIT Management, Inc $9,325 in acquisition fees during 2001, no acquisition fees were incurred during 2000. This percentage fee is for identifying and completing due diligence on acquired properties, other than affiliated properties.

Interest

During 2001 and 2000 the Trust paid interest of $60,208 and $85,000, respectively, to Valley Realty, Inc. an entity, which is controlled by George Gaukler. Interest related to a $1,000,000 contract for deed (see note 5E) resulting from the purchase of an 18-plex townhome in 1999. This contract for deed was paid off in August 2001 as part of the mortgage package in note 5B.

During 2001 and 2000 interest of $16,160 and $12,000, respectively, was paid to George Gaukler. This interest was for a contract for deed and a note payable relating to the purchase of two 24-plex apartment buildings. The note payable was paid off in cash during 2001 and the contract for deed was paid off in August 2001 as part of the mortgage package in note 5B.

Commissions

During the years ended December 31. 2001 and 2000, the Trust paid commissions of $1,442 and $9,260, respectively, to Bison Capital, Inc., an entity controlled by George Gaukler. These commissions are based on a percentage of sales of Dakota REIT shares.

SIGNATURE PAGE

The issuer, Dakota Real Estate Investment Trust, has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the dates set forth below.

(Issuer):   DAKOTA REAL ESTATE INVESTMENT TRUST

Dated: _3-7-02_   By:_____
                            George Gaukler, President and
                            Member of the Board of Trustees

Dated: _____   By:_____
                            Gorman H. King, Jr., Chairman of the Board of Trustees

Dated: _3-8-02_   By:_____
                            Brion Henderson, Vice Chairman of the Board of Trustees

Dated: _3-5-02_   By:_____
                            Bradley C. Fay, Secretary and
                            Member of the Board of Trustees

Dated: _3-7-02_   By:_____
                            Ray J. Braun, Treasurer and
                            Member of the Board of Trustees

Dated: _3-7-02_   By:_____
                            Stan Ryan, Member of the Board of Trustees

Dated: _3-11-02_   By:_____
                            Peter Gugisberg, Member of the Board of Trustees

4

SIGNATURE PAGE

The issuer, Dakota Real Estate Investment Trust, has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the dates set forth below.

(Issuer):   DAKOTA REAL ESTATE INVESTMENT TRUST

Dated: _____   By:_____
                                   George Gaukler, President and
                                   Member of the Board of Trustees

Dated: _____   By:_____
                                   Gorman H. King, Jr., Chairman of the Board of Trustees

Dated: _____   By:_____
                                   Brion Henderson, Vice Chairman of the Board of Trustees

Dated: _____   By:_____
                                   Bradley C. Fay, Secretary and
                                   Member of the Board of Trustees

Dated: _____   By:_____
                                   Ray J. Braun, Treasurer and
                                   Member of the Board of Trustees

Dated: _____   By:_____
                                   Stan Ryan, Member of the Board of Trustees

Dated: _____   By:_____
                                   Peter Gugisberg, Member of the Board of Trustees

4

PART III – EXHIBITS

INDEX TO EXHIBITS

Dakota REIT
DEALER SALES AGREEMENT

Dakota Real Estate Investment, Trust, the issuer and principal underwriter of the Units of Beneficial Interest (the "Units") to be offered and sold by _Bison Capital, Inc._, on a non-exclusive basis, understands that _Bison Capital, Inc._, is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD"), and that you and any individuals who represent you are properly qualified and registered, if required, with the Securities and Exchange Commission and with the state securities administrators of the various states in which Units of Beneficial Interest are to be offered for sale or sold by you. In consideration of the mutual promises stated below, you and we hereby agree as follows:

1. Compliance with Offering Circular. Offers and sales of Units by you will comply in all respects with the terms and conditions contained in the then-current Offering Circular of the Trust, and will be limited to bona fide residents of states in which these securities are qualified for offer and sale.

2. Purchase Restrictions. You agree to acquire Units solely through us and only for the purpose of covering purchase orders already received from customers or for your own bona fide investment. You agree not to purchase for any other securities dealer unless you have an agreement with such other dealer or broker to handle clearing arrangements and then only, in the ordinary course of business for such purpose and only if such dealer has executed a Dealer Sales Agreement with you and us.

3. Processing Orders. The procedures relating to the handling of orders shall be subject to instructions which we will forward from time to time to all dealers with whom we have entered into a Dealer Sales Agreement. The minimum initial and subsequent purchase order shall be specified in the Trust's then-current Offering Circular. All purchase orders are subject to receipt of Units from the Trust and to acceptance of such orders by the Trust. We reserve the right in our sole discretion to reject any order.

4. Purchase Orders. We shall accept orders only on the basis of the then-current offering price. You agree to place orders in respect of Units immediately upon the receipt of orders from your customers for the same number of Units. Orders that you receive from your customers shall be deemed to be placed with us when received by us. We will not accept a conditional order from you on any basis. All orders shall be subject to confirmation by us.

5. Settlement. Unless otherwise agreed, settlement shall be made at the office of the Trust within five (5) business days after our acceptance of the order. If payment is not so received or made within ten (10) business days of our acceptance of the order, we reserve the right to cancel the sale or, at our option, to sell the Units to the Trust at the then offering price. In this event, or in the event that you cancel the conditional sale for any reason, you agree to be responsible for any loss resulting to the Trust or to us from your failure to make payments as aforesaid. You shall not be entitled to any gains generated thereby.

6. Dealer Commissions. You shall be entitled to receive a selling commission of eight percent (8%) of the actual cash collected for the sale of Units of Beneficial Interest of this Trust either by the direct efforts of your sales representatives or as a result of your sub-dealers effecting sales for which you will compensate them directly.

Exhibit 1(a)

7. **Dealer's Expenses, Including Advertising and Promotion.** All expenses, including advertising and promotion of these Units, and all such related expenses attendant thereto, incurred in connection with your activities under this Agreement shall be borne by you.

8. **Redemptions.** Redemptions of Units by the Trust will be effected in the manner and upon the terms described in the then-current Offering Circular. We will, upon request, assist you in processing orders for redemptions.

9. **Suspension of Sales and Amendment to Agreement.** We reserve the right in our discretion without notice to you, to suspend sales or withdraw and offering of these Units entirely, to change the offering price as provided in the Offering Circular, or, upon notice to you, to amend or cancel this Agreement. You agree that any order to purchase Units placed by you after notice of any amendment to the Agreement has been sent to you shall constitute your agreement to any such amendment.

10. **Dealer Status.** In every transaction, you and any of your contracted sub-dealers shall act as an independent contractor. You agree that neither the Trust, the Trust's transfer agent, any other dealer, nor shall we be deemed an agent of you. Nothing herein shall constitute you as a trustee of the Trust, the Trust's transfer agent, or any other dealer, or us to render any of us liable for your obligations.

11. **Representations Concerning the Trust.** No person is authorized to make any representations concerning Units of the Trust except those contained in the then-current Offering Circular. You shall not sell Units of the Trust pursuant to this Agreement unless the then-current Offering Circular is furnished to the purchaser prior to or at the time of purchase. You shall not use any supplemental sales literature of any kind without our prior written approval unless we furnish it for such purpose. In offering and selling Units of the Trust, you will rely solely on the representations contained in the then-current Offering Circular.

12. **Dealer's Representations and Agreements.** By accepting this Agreement, you represent that you: (i) are registered as a broker-dealer under the Securities Exchange Act of 1934, as amended; (ii) are qualified to act as a dealer in the states in which the Units of Beneficial Interest are offered for sale or sold by you; (iii) are a member in good standing of the NASD; and (iv) will maintain such registrations, qualifications, and memberships throughout the term of this Agreement. You agree to abide by the Rules of Fair Practice of the NASD and all federal and state laws and rules and regulations that are now or may be applicable to the transactions hereunder. You also agree to abide by the Conduct Rules 2420, 2730, 2740, and 2750 as specified by the Rules of the NASD for Securities Transactions. Your expulsion from the NASD will automatically terminate this Agreement without notice. Your suspension from the NASD or violation of applicable state and federal laws and rules and regulations will terminate this Agreement effective upon our notice to you. You shall not be entitled to any compensation during any period in which you have been suspended or expelled from membership in the NASD.

13. **Indemnification.** You hereby agree to indemnify and to hold harmless the Trust, its Trustees, and us and each person, if any, who controls the Trust or us within the meaning of Section 15 of the Securities Act of 1933, as amended (the "Act"), from and against any and all losses, claims, demands, or liabilities to which the Trust or we may become subject under the Act, or otherwise, insofar as such losses, claims, demands, or liabilities (or actions in respect thereof) arise out of or based upon any unauthorized use of sales materials by you or your salesperson or upon alleged misrepresentations or omission to state material facts in connection with statements made by you or your salesperson orally or by other means or upon sales of Units in any state or jurisdiction in which the Units are not registered or qualified for sale; and you will reimburse the Trust and us for any legal or other expenses reasonably incurred in connection with the investigation or defense of any such action or claim. We shall, after receiving the first summons or other legal process disclosing the nature of the action being served upon the Trust or us, in any proceeding in respect of which indemnity may be sought by the Trust or us hereunder, notify you in writing of the commencement thereof within a reasonable time. In case any such litigation be brought against the Trust or us, we shall notify you of the

commencement thereof, and you shall be entitled to participate in (and to the extent you shall wish, to direct) the defense thereof at your expense, but such defense shall be conducted by counsel in good standing satisfactory to the Trust and us. If you shall fail to provide such defense, the Trust or we, may defend such action at your cost and expense. Your obligation under this Section 12 shall survive the termination of this Agreement.

14. _Supervisory Responsibility_. By accepting this Agreement, you assume full responsibility for the registration, qualification, and training of your representatives in connection with the offer and sale of the Units of Beneficial Interest.

15. _Offering Circular and Statements of Additional Information_. We will supply you with copies of the Offering Circular and Statement of Additional Information of the Trust (including any amendments thereto) in reasonable quantities upon request. You will provide all customers with an Offering Circular prior to, or at the time such customer purchases Units. You will provide any customer who so requests a copy of the statement of additional information on file with any federal or state securities regulator.

16. _Assignment_. You may not assign this Agreement without our consent.

17. _Waiver_. No failure, neglect, or forbearance on our part to require strict performance of this Agreement shall be construed as a waiver of our rights or remedies hereunder.

18. _Termination_. Either party may terminate this Agreement at any time upon giving written notice to the other party.

19. _Governing Law_. This Agreement shall be construed in accordance with the laws of the State of North Dakota.

20. _Entire Agreement_. This Agreement constitutes the entire agreement between the undersigned and supercedes all prior oral or written agreements between the parties' hereto.

Bison Cap. Fd, Inc.

Dated: 10-2-00

By _____
Authorized Representative

Dakota REIT

Dated: 10-10-01

By _____
Authorized Representative

Dakota REIT
DEALER SALES AGREEMENT

Gentlemen:

Dakota Real Estate Investment, Trust, the issuer and principal underwriter of the Units of *Services* Beneficial Interest (the "Units") to be offered and sold by *Garry Pierce Financial* on a non-exclusive basis, understands that *GPFS*_____, is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD"), and that you and any individuals who represent you are properly qualified and registered, if required, with the Securities and Exchange Commission and with the state securities administrators of the various states in which Units of Beneficial Interest are to be offered for sale or sold by you. In consideration of the mutual promises stated below, you and we hereby agree as follows:

1. **Compliance with Offering Circular.** Offers and sales of Units by you will comply in all respects with the terms and conditions contained in the then-current Offering Circular of the Trust, and will be limited to bona fide residents of states in which these securities are qualified for offer and sale.

2. **Purchase Restrictions.** You agree to acquire Units solely through us and only for the purpose of covering purchase orders already received from customers or for your own bona fide investment. You agree not to purchase for any other securities dealer unless you have an agreement with such other dealer or broker to handle clearing arrangements and then only in the ordinary course of business for such purpose and only if such dealer has executed a Dealer Sales Agreement with you and us.

3. **Processing Orders.** The procedures relating to the handling of orders shall be subject to instructions which we will forward from time to time to all dealers with whom we have entered into a Dealer Sales Agreement. The minimum initial and subsequent purchase order shall be specified in the Trust's then-current Offering Circular. All purchase orders are subject to receipt of Units from the Trust and to acceptance of such orders by the Trust. We reserve the right in our sole discretion to reject any order.

4. **Purchase Orders.** We shall accept orders only on the basis of the then-current offering price. You agree to place orders in respect of Units immediately upon the receipt of orders from your customers for the same number of Units. Orders that you receive from your customers shall be deemed to be placed with us when received by us. We will not accept a conditional order from you on any basis. All orders shall be subject to confirmation by us.

5. **Settlement.** Unless otherwise agreed, settlement shall be made at the office of the Trust within five (5) business days after our acceptance of the order. If payment is not so received or made within ten (10) business days of our acceptance of the order, we reserve the right to cancel the sale or, at our option, to sell the Units to the Trust at the then offering price. In this event, or in the event that you cancel the conditional sale for any reason, you agree to be responsible for any loss resulting to the Trust or to us from your failure to make payments as aforesaid. You shall not be entitled to any gains generated thereby.

6. **Dealer Commissions.** You shall be entitled to receive a selling commission of eight percent (8%) of the actual cash collected for the sale of Units of Beneficial Interest of this Trust either by the direct efforts of your sales representatives or as a result of your sub-dealers effecting sales for which you will compensate them directly.

Exhibit 1(b)

7. Dealer's Expenses, Including Advertising and Promotion. All expenses, including advertising and promotion of these Units, and all such related expenses attendant thereto, incurred in connection with your activities under this Agreement shall be borne by you.

8. Redemptions. Redemptions of Units by the Trust will be effected in the manner and upon the terms described in the then-current Offering Circular. We will, upon request, assist you in processing orders for redemptions.

9. Suspension of Sales and Amendment to Agreement. We reserve the right in our discretion without notice to you, to suspend sales or withdraw and offering of these Units entirely, to change the offering price as provided in the Offering Circular, or, upon notice to you, to amend or cancel this Agreement. You agree that any order to purchase Units placed by you after notice of any amendment to the Agreement has been sent to you shall constitute your agreement to any such amendment.

10. Dealer Status. In every transaction, you and any of your contracted sub-dealers shall act as an independent contractor. You agree that neither the Trust, the Trust's transfer agent, any other dealer, nor shall we be deemed an agent of you. Nothing herein shall constitute you as a trustee of the Trust, the Trust's transfer agent, or any other dealer, or us to render any of us liable for your obligations.

11. Representations Concerning the Trust. No person is authorized to make any representations concerning Units of the Trust except those contained in the then-current Offering Circular. You shall not sell Units of the Trust pursuant to this Agreement unless the then-current Offering Circular is furnished to the purchaser prior to or at the time of purchase. You shall not use any supplemental sales literature of any kind without our prior written approval unless we furnish it for such purpose. In offering and selling Units of the Trust, you will rely solely on the representations contained in the then-current Offering Circular.

12. Dealer's Representations and Agreements. By accepting this Agreement, you represent that you: (i) are registered as a broker-dealer under the Securities Exchange Act of 1934, as amended; (ii) are qualified to act as a dealer in the states in which the Units of Beneficial Interest are offered for sale or sold by you; (iii) are a member in good standing of the NASD; and (iv) will maintain such registrations, qualifications, and memberships throughout the term of this Agreement. You agree to abide by the Rules of Fair Practice of the NASD and all federal and state laws and rules and regulations that are now or may be applicable to the transactions hereunder. Your expulsion from the NASD will automatically terminate this Agreement without notice. Your suspension from the NASD or violation of applicable state and federal laws and rules and regulations will terminate this Agreement effective upon our notice to you. You shall not be entitled to any compensation during any period in which you have been suspended or expelled from membership in the NASD.

13. Indemnification. You hereby agree to indemnify and to hold harmless the Trust, its Trustees, and us and each person, if any, who controls the Trust or us within the meaning of Section 15 of the Securities Act of 1933, as amended (the "Act"), from and against any and all losses, claims, demands, or liabilities to which the Trust or we may become subject under the Act, or otherwise, insofar as such losses, claims, demands, or liabilities (or actions in respect thereof) arise out of or based upon any unauthorized use of sales materials by you or your salesperson or upon alleged misrepresentations or omission to state material facts in connection with statements made by you or your salesperson orally or by other means or upon sales of Units in any state or jurisdiction in which the Units are not registered or qualified for sale; and you will reimburse the Trust and us for any legal or other expenses reasonably incurred in connection with the investigation or defense of any such action or claim. We shall, after receiving the first summons or other legal process disclosing the nature of the action being served upon the Trust or us, in any proceeding in respect of which indemnity may be sought by the Trust or us hereunder, notify you in writing of the commencement thereof within a reasonable time. In case any such litigation be brought against the Trust or us, we shall notify you of the

commencement thereof, and you shall be entitled to participate in (and to the extent you shall wish, to direct) the defense thereof at your expense, but such defense shall be conducted by counsel in good standing satisfactory tot he Trust and us. If you shall fail to provide such defense, the Trust or we, may defend such action at your cost and expense. Your obligation under this Section 12 shall survive the termination of this Agreement.

14. Supervisory Responsibility. By accepting this Agreement, you assume full responsibility for the registration, qualification, and training of your representatives in connection with the offer and sale of the Units of Beneficial Interest.

15. Offering Circular and Statements of Additional Information. We will supply you with copies of the Offering Circular and Statement of Additional Information of the Trust (including any amendments thereto) in reasonable quantities upon request. You will provide all customers with an Offering Circular prior to, or at the time such customer purchases Units. You will provide any customer who so requests a copy of the statement of additional information on file with any federal or state securities regulator.

16. Assignment. You may not assign this Agreement without our consent.

17. Waiver. No failure, neglect, or forbearance on our part to require strict performance of this Agreement shall be construed as a waiver of our rights or remedies hereunder.

18. Termination. Either party may terminate this Agreement at any time upon giving written notice to the other party.

19. Governing Law. This Agreement shall be construed in accordance with the laws of the State of North Dakota.

20. Entire Agreement. This Agreement constitutes the entire agreement between the undersigned and supercedes all prior oral or written agreements between the parties' hereto.

Garry Pierce Financial Services, LLP

Dated: 7-31-'00

By _____
Authorized Representative
General Partner

Dakota REIT

Dated: 8-2-00

By _____
Authorized Representative

Dakota REIT
DEALER SALES AGREEMENT

Dakota Real Estate Investment, Trust, the issuer and principal underwriter of the Units of Beneficial Interest (the "Units") to be offered and sold by *Associated Financial Services, Inc* , on a non-exclusive basis, understands that *Associated Financial Services, Inc*, is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD"), and that you and any individuals who represent you are properly qualified and registered, if required, with the Securities and Exchange Commission and with the state securities administrators of the various states in which Units of Beneficial Interest are to be offered for sale or sold by you. In consideration of the mutual promises stated below, you and we hereby agree as follows:

1. Compliance with Offering Circular. Offers and sales of Units by you will comply in all respects with the terms and conditions contained in the then-current Offering Circular of the Trust, and will be limited to bona fide residents of states in which these securities are qualified for offer and sale.

2. Purchase Restrictions. You agree to acquire Units solely through us and only for the purpose of covering purchase orders already received from customers or for your own bona fide investment. You agree not to purchase for any other securities dealer unless you have an agreement with such other dealer or broker to handle clearing arrangements and then only in the ordinary course of business for such purpose and only if such dealer has executed a Dealer Sales Agreement with you and us.

3. Processing Orders. The procedures relating to the handling of orders shall be subject to instructions which we will forward from time to time to all dealers with whom we have entered into a Dealer Sales Agreement. The minimum initial and subsequent purchase order shall be specified in the Trust's then-current Offering Circular. All purchase orders are subject to receipt of Units from the Trust and to acceptance of such orders by the Trust. We reserve the right in our sole discretion to reject any order.

4. Purchase Orders. We shall accept orders only on the basis of the then-current offering price. You agree to place orders in respect of Units immediately upon the receipt of orders from your customers for the same number of Units. Orders that you receive from your customers shall be deemed to be placed with us when received by us. We will not accept a conditional order from you on any basis. All orders shall be subject to confirmation by us.

5. Settlement. Unless otherwise agreed, settlement shall be made at the office of the Trust within five (5) business days after our acceptance of the order. If payment is not so received or made within ten (10) business days of our acceptance of the order, we reserve the right to cancel the sale or, at our option, to sell the Units to the Trust at the then offering price. In this event, or in the event that you cancel the conditional sale for any reason, you agree to be responsible for any loss resulting to the Trust or to us from your failure to make payments as aforesaid. You shall not be entitled to any gains generated thereby.

6. Dealer Commissions. You shall be entitled to receive a selling commission of eight percent (8%) of the actual cash collected for the sale of Units of Beneficial Interest of this Trust either by the direct efforts of your sales representatives or as a result of your sub-dealers effecting sales for which you will compensate them directly.

Exhibit 1(c)

7. <u>Dealer's Expenses, Including Advertising and Promotion</u>. All expenses, including advertising and promotion of these Units, and all such related expenses attendant thereto, incurred in connection with your activities under this Agreement shall be borne by you.

8. <u>Redemptions</u>. Redemptions of Units by the Trust will be effected in the manner and upon the terms described in the then-current Offering Circular. We will, upon request, assist you in processing orders for redemptions.

9. <u>Suspension of Sales and Amendment to Agreement</u>. We reserve the right in our discretion without notice to you, to suspend sales or withdraw and offering of these Units entirely, to change the offering price as provided in the Offering Circular, or, upon notice to you, to amend or cancel this Agreement. You agree that any order to purchase Units placed by you after notice of any amendment to the Agreement has been sent to you shall constitute your agreement to any such amendment.

10. <u>Dealer Status</u>. In every transaction, you and any of your contracted sub-dealers shall act as an independent contractor. You agree that neither the Trust, the Trust's transfer agent, any other dealer, nor shall we be deemed an agent of you. Nothing herein shall constitute you as a trustee of the Trust, the Trust's transfer agent, or any other dealer, or us to render any of us liable for your obligations.

11. <u>Representations Concerning the Trust</u>. No person is authorized to make any representations concerning Units of the Trust except those contained in the then-current Offering Circular. You shall not sell Units of the Trust pursuant to this Agreement unless the then-current Offering Circular is furnished to the purchaser prior to or at the time of purchase. You shall not use any supplemental sales literature of any kind without our prior written approval unless we furnish it for such purpose. In offering and selling Units of the Trust, you will rely solely on the representations contained in the then-current Offering Circular.

12. <u>Dealer's Representations and Agreements</u>. By accepting this Agreement, you represent that you: (i) are registered as a broker-dealer under the Securities Exchange Act of 1934, as amended; (ii) are qualified to act as a dealer in the states in which the Units of Beneficial Interest are offered for sale or sold by you; (iii) are a member in good standing of the NASD; and (iv) will maintain such registrations, qualifications, and memberships throughout the term of this Agreement. You agree to abide by the Rules of Fair Practice of the NASD and all federal and state laws and rules and regulations that are now or may be applicable to the transactions hereunder. You also agree to abide by the Conduct Rules 2420, 2730, 2740, and 2750 as specified by the Rules of the NASD for Securities Transactions. Your expulsion from the NASD will automatically terminate this Agreement without notice. Your suspension from the NASD or violation of applicable state and federal laws and rules and regulations will terminate this Agreement effective upon our notice to you. You shall not be entitled to any compensation during any period in which you have been suspended or expelled from membership in the NASD.

13. <u>Indemnification</u>. You hereby agree to indemnify and to hold harmless the Trust, its Trustees, and us and each person, if any, who controls the Trust or us within the meaning of Section 15 of the Securities Act of 1933, as amended (the "Act"), from and against any and all losses, claims, demands, or liabilities to which the Trust or we may become subject under the Act, or otherwise, insofar as such losses, claims, demands, or liabilities (or actions in respect thereof) arise out of or based upon any unauthorized use of sales materials by you or your salesperson or upon alleged misrepresentations or omission to state material facts in connection with statements made by you or your salesperson orally or by other means or upon sales of Units in any state or jurisdiction in which the Units are not registered or qualified for sale; and you will reimburse the Trust and us for any legal or other expenses reasonably incurred in connection with the investigation or defense of any such action or claim. We shall, after receiving the first summons or other legal process disclosing the nature of the action being served upon the Trust or us, in any proceeding in respect of which indemnity may be sought by the Trust or us hereunder, notify you in writing of the commencement thereof within a reasonable time. In case any such litigation be brought against the Trust or us, we shall notify you of the

commencement thereof, and you shall be entitled to participate in (and to the extent you shall wish, to direct) the defense thereof at your expense, but such defense shall be conducted by counsel in good standing satisfactory tot he Trust and us. If you shall fail to provide such defense, the Trust or we, may defend such action at your cost and expense. Your obligation under this Section 12 shall survive the termination of this Agreement.

14. <u>Supervisory Responsibility</u>. By accepting this Agreement, you assume full responsibility for the registration, qualification, and training of your representatives in connection with the offer and sale of the Units of Beneficial Interest.

15. <u>Offering Circular and Statements of Additional Information</u>. We will supply you with copies of the Offering Circular and Statement of Additional Information of the Trust (including any amendments thereto) in reasonable quantities upon request. You will provide all customers with an Offering Circular prior to, or at the time such customer purchases Units. You will provide any customer who so requests a copy of the statement of additional information on file with any federal or state securities regulator.

16. <u>Assignment</u>. You may not assign this Agreement without our consent.

17. <u>Waiver</u>. No failure, neglect, or forbearance on our part to require strict performance of this Agreement shall be construed as a waiver of our rights or remedies hereunder.

18. <u>Termination</u>. Either party may terminate this Agreement at any time upon giving written notice to the other party.

19. <u>Governing Law</u>. This Agreement shall be construed in accordance with the laws of the State of North Dakota.

20. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the undersigned and supercedes all prior oral or written agreements between the parties' hereto.

Dated: _10-09-00_

By _____
Authorized Representative

Dakota REIT

Dated: _10-11-00_

By _____
Authorized Representative

Dakota REIT
DEALER SALES AGREEMENT

Gentlemen:

Dakota Real Estate Investment, Trust, the issuer and principal underwriter of the Units of Beneficial Interest (the "Units") to be offered and sold by _ND Capital, Inc._, on a non-exclusive basis, understands that _ND Capital Inc._, is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD"), and that you and any individuals who represent you are properly qualified and registered, if required, with the Securities and Exchange Commission and with the state securities administrators of the various states in which Units of Beneficial Interest are to be offered for sale or sold by you. In consideration of the mutual promises stated below, you and we hereby agree as follows:

1. Compliance with Offering Circular. Offers and sales of Units by you will comply in all respects with the terms and conditions contained in the then-current Offering Circular of the Trust, and will be limited to bona fide residents of states in which these securities are qualified for offer and sale.

2. Purchase Restrictions. You agree to acquire Units solely through us and only for the purpose of covering purchase orders already received from customers or for your own bona fide investment. You agree not to purchase for any other securities dealer unless you have an agreement with such other dealer or broker to handle clearing arrangements and then only in the ordinary course of business for such purpose and only if such dealer has executed a Dealer Sales Agreement with you and us.

3. Processing Orders. The procedures relating to the handling of orders shall be subject to instructions which we will forward from time to time to all dealers with whom we have entered into a Dealer Sales Agreement. The minimum initial and subsequent purchase order shall be specified in the Trust's then-current Offering Circular. All purchase orders are subject to receipt of Units from the Trust and to acceptance of such orders by the Trust. We reserve the right in our sole discretion to reject any order.

4. Purchase Orders. We shall accept orders only on the basis of the then-current offering price. You agree to place orders in respect of Units immediately upon the receipt of orders from your customers for the same number of Units. Orders that you receive from your customers shall be deemed to be placed with us when received by us. We will not accept a conditional order from you on any basis. All orders shall be subject to confirmation by us.

5. Settlement. Unless otherwise agreed, settlement shall be made at the office of the Trust within five (5) business days after our acceptance of the order. If payment is not so received or made within ten (10) business days of our acceptance of the order, we reserve the right to cancel the sale or, at our option, to sell the Units to the Trust at the then offering price. In this event, or in the event that you cancel the conditional sale for any reason, you agree to be responsible for any loss resulting to the Trust or to us from your failure to make payments as aforesaid. You shall not be entitled to any gains generated thereby.

6. Dealer Commissions. You shall be entitled to receive a selling commission of eight percent (8%) of the actual cash collected for the sale of Units of Beneficial Interest of this Trust either by the direct efforts of your sales representatives or as a result of your sub-dealers effecting sales for which you will compensate them directly.

Exhibit 1(d)

7. **Dealer's Expenses, Including Advertising and Promotion.** All expenses, including advertising and promotion of these Units, and all such related expenses attendant thereto, incurred in connection with your activities under this Agreement shall be borne by you.

8. **Redemptions.** Redemptions of Units by the Trust will be effected in the manner and upon the terms described in the then-current Offering Circular. We will, upon request, assist you in processing orders for redemptions.

9. **Suspension of Sales and Amendment to Agreement.** We reserve the right in our discretion without notice to you, to suspend sales or withdraw and offering of these Units entirely, to change the offering price as provided in the Offering Circular, or, upon notice to you, to amend or cancel this Agreement. You agree that any order to purchase Units placed by you after notice of any amendment to the Agreement has been sent to you shall constitute your agreement to any such amendment.

10. **Dealer Status.** In every transaction, you and any of your contracted sub-dealers shall act as an independent contractor. You agree that neither the Trust, the Trust's transfer agent, any other dealer, nor shall we be deemed an agent of you. Nothing herein shall constitute you as a trustee of the Trust, the Trust's transfer agent, or any other dealer, or us to render any of us liable for your obligations.

11. **Representations Concerning the Trust.** No person is authorized to make any representations concerning Units of the Trust except those contained in the then-current Offering Circular. You shall not sell Units of the Trust pursuant to this Agreement unless the then-current Offering Circular is furnished to the purchaser prior to or at the time of purchase. You shall not use any supplemental sales literature of any kind without our prior written approval unless we furnish it for such purpose. In offering and selling Units of the Trust, you will rely solely on the representations contained in the then-current Offering Circular.

12. **Dealer's Representations and Agreements.** By accepting this Agreement, you represent that you: (i) are registered as a broker-dealer under the Securities Exchange Act of 1934, as amended; (ii) are qualified to act as a dealer in the states in which the Units of Beneficial Interest are offered for sale or sold by you; (iii) are a member in good standing of the NASD; and (iv) will maintain such registrations, qualifications, and memberships throughout the term of this Agreement. You agree to abide by the Rules of Fair Practice of the NASD and all federal and state laws and rules and regulations that are now or may be applicable to the transactions hereunder. Your expulsion from the NASD will automatically terminate this Agreement without notice. Your suspension from the NASD or violation of applicable state and federal laws and rules and regulations will terminate this Agreement effective upon our notice to you. You shall not be entitled to any compensation during any period in which you have been suspended or expelled from membership in the NASD.

13. **Indemnification.** You hereby agree to indemnify and to hold harmless the Trust, its Trustees, and us and each person, if any, who controls the Trust or us within the meaning of Section 15 of the Securities Act of 1933, as amended (the "Act"), from and against any and all losses, claims, demands, or liabilities to which the Trust or we may become subject under the Act, or otherwise, insofar as such losses, claims, demands, or liabilities (or actions in respect thereof) arise out of or based upon any unauthorized use of sales materials by you or your salesperson or upon alleged misrepresentations or omission to state material facts in connection with statements made by you or your salesperson orally or by other means or upon sales of Units in any state or jurisdiction in which the Units are not registered or qualified for sale; and you will reimburse the Trust and us for any legal or other expenses reasonably incurred in connection with the investigation or defense of any such action or claim. We shall, after receiving the first summons or other legal process disclosing the nature of the action being served upon the Trust or us, in any proceeding in respect of which indemnity may be sought by the Trust or us hereunder, notify you in writing of the commencement thereof within a reasonable time. In case any such litigation be brought against the Trust or us, we shall notify you of the

commencement thereof, and you shall be entitled to participate in (and to the extent you shall wish, to direct) the defense thereof at your expense, but such defense shall be conducted by counsel in good standing satisfactory tot he Trust and us. If you shall fail to provide such defense, the Trust or we, may defend such action at your cost and expense. Your obligation under this Section 12 shall survive the termination of this Agreement.

14. <u>Supervisory Responsibility</u>. By accepting this Agreement, you assume full responsibility for the registration, qualification, and training of your representatives in connection with the offer and sale of the Units of Beneficial Interest.

15. <u>Offering Circular and Statements of Additional Information</u>. We will supply you with copies of the Offering Circular and Statement of Additional Information of the Trust (including any amendments thereto) in reasonable quantities upon request. You will provide all customers with an Offering Circular prior to, or at the time such customer purchases Units. You will provide any customer who so requests a copy of the statement of additional information on file with any federal or state securities regulator.

16. <u>Assignment</u>. You may not assign this Agreement without our consent.

17. <u>Waiver</u>. No failure, neglect, or forbearance on our part to require strict performance of this Agreement shall be construed as a waiver of our rights or remedies hereunder.

18. <u>Termination</u>. Either party may terminate this Agreement at any time upon giving written notice to the other party.

19. <u>Governing Law</u>. This Agreement shall be construed in accordance with the laws of the State of North Dakota.

20. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the undersigned and supercedes all prior oral or written agreements between the parties' hereto.

Richard D. Olson

Dated: _6/29/01_

By_____
Authorized Representative

Dakota REIT

Dated: _2/9/01_

By_____
Authorized Representative

INVESTMENT ADVISOR AGREEMENT

Dakota REIT the issuer of the Dakota Real Estate Investment Trust Units of Beneficial Interest (the "Units") to be offered and sold on a best efforts basis by _Investment Advisory Services_ on a non-exclusive basis, understands that _Investment Advisory Services_ is a Registered Investment Advisor in the state of North Dakota, and that you and any individuals who represent you are properly qualified and registered. In consideration of the mutual promises stated below, you and we hereby agree as follows:

1. <u>Compliance with Offering Circular</u>. Offers and sales of Units by you will comply in all respects with the terms and conditions contained in the then-current Offering Circular of the Trust, and will be limited to bona fide residents of states in which these securities are qualified for offer and sale.

2. <u>Purchase Restrictions</u>. You agree to acquire Units solely through us and only for the purpose of covering purchase orders already received from customers or for your own bona fide investment. You agree not to purchase for any other securities dealer unless you have an agreement with such other dealer or broker to handle clearing arrangements and then only in the ordinary course of business for such purpose and only if such dealer has executed an Investment Advisor Agreement with you and us.

3. <u>Processing Orders</u>. The procedures relating to the handling of orders shall be subject to instructions, which we will forward from time to time to all dealers with whom we have entered into an Investment Advisor Agreement. The minimum initial and subsequent purchase order shall be specified in the Trust's then-current Offering Circular. All purchase orders are subject to receipt of Units from the Trust and to acceptance of such orders by the Trust. We reserve the right in our sole discretion to reject any order.

4. <u>Purchase Orders</u>. We shall accept orders only on the basis of the then-current offering price. You agree to place orders in respect of Units immediately upon the receipt of orders from your customers for the same number of Units. Orders that you receive from your customers shall be deemed to be placed with us when received by us. We will not accept a conditional order from you on any basis. All orders shall be subject to confirmation by us.

5. <u>Settlement</u>. Unless otherwise agreed, settlement shall be made at the office of the Trust within five (5) business days after our acceptance of the order. If payment is not so received or made within ten (10) business days of our acceptance of the order, we reserve the right to cancel the sale or, at our option, to sell the Units to the Trust at the then offering price. In this event, or in the event that you cancel the conditional sale for any reason, you agree to be responsible for any loss resulting to the Trust or to us from your failure to make payments as aforesaid. You shall not be entitled to any gains generated thereby.

6. <u>Compensation</u>. You shall be entitled to receive no commission of zero percent (0%) of the actual cash collected for the sale of Units of Beneficial Interest of this Trust either by the direct efforts of your sales representatives or as a result of your sub-dealers effecting sales for which you will compensate them directly. As a Registered Investment Advisor, your compensation is solely based on the contractual relationship with your client. The Units of Beneficial Interest will be offered to your client(s) at an eight percent (8%) discount off the offering price.

7. <u>Expenses, Including Advertising and Promotion</u>. All other expenses, including advertising and promotion of these Units, and all such related expenses attendant thereto, incurred in connection with your activities under this Agreement shall be borne by you.

8. <u>Redemption</u>. Redemption of Units by the Trust will be effected in the manner and upon the terms described in the then-current Offering Circular. We will, upon request, assist you in processing orders for redemption. (see Addendum A)

Exhibit 1(e)

9. <u>Suspension of Sales and Amendment to Agreement.</u> We reserve the right in our discretion without notice to you, to suspend sales or withdraw and offering of these Units entirely, to change the offering price as provided in the Offering Circular, or, upon notice to you, to amend or cancel this Agreement. You agree that any order to purchase Units placed by you after notice of any amendment to the Agreement has been sent to you shall constitute your agreement to any such amendment.

10. <u>Investment Advisor Status.</u> In every transaction, you and any of your contracted sub-dealers shall act as an independent contractor. You agree that neither the Trust, the Trust's transfer agent, any other dealer, nor shall we be deemed an agent of you. Nothing herein shall constitute you as a trustee of the Trust, the Trust's transfer agent, or any other dealer, or us to render any of us liable for your obligations.

11. <u>Representations Concerning the Trust.</u> No person is authorized to make any representations concerning Units of the Trust except those contained in the then-current Offering Circular. You shall not sell Units of the Trust pursuant to this Agreement unless the then-current Offering Circular is furnished to the purchaser prior to or at the time of purchase. You shall not use any supplemental sales literature of any kind without our prior written approval unless we furnish it for such purpose. In offering and selling Units of the Trust, you will rely solely on the representations contained in the then-current Offering Circular.

12. <u>Investment Advisor Representations and Agreements.</u> By accepting this Agreement, you represent that you: (i) are a registered investment advisor in the state of North Dakota (ii) are qualified to act as a registered investment buyer in the states in which the Units of Beneficial Interest are offered for sale or sold by you; and (iii) will maintain such registrations, qualifications, and memberships throughout the term of this Agreement.

13. <u>Indemnification.</u> You hereby agree to indemnify and to hold harmless the Trust, its Trustees, and us and each person, if any, who controls the Trust or us within the meaning of Section 15 of the Securities Act of 1933, as amended (the "Act"), from and against any and all losses, claims, demands, or liabilities to which the Trust or we may become subject under the Act, or otherwise, insofar as such losses, claims, demands, or liabilities (or actions in respect thereof) arise out of or based upon any unauthorized use of sales materials by you or your salesperson or upon alleged misrepresentations or omission to state material facts in connection with statements made by you or your salesperson orally or by other means or upon sales of Units in any state or jurisdiction in which the Units are not registered or qualified for sale; and you will reimburse the Trust and us for any legal or other expenses reasonably incurred in connection with the investigation or defense of any such action or claim. We shall, after receiving the first summons or other legal process disclosing the nature of the action being served upon the Trust or us, in any proceeding in respect of which indemnity may be sought by the Trust or us hereunder, notify you in writing of the commencement thereof within a reasonable time. In case any such litigation be brought against the Trust or us, we shall notify you of the commencement thereof, and you shall be entitled to participate in (and to the extent you shall wish, to direct) the defense thereof at your expense, but such defense shall be conducted by counsel in good standing satisfactory tot he Trust and us. If you shall fail to provide such defense, the Trust or we, may defend such action at your cost and expense. Your obligation under this Section 12 shall survive the termination of this Agreement.

14. <u>Offering Circular and Statements of Additional Information.</u> We will supply you with copies of the Offering Circular and Statement of Additional Information of the Trust (including any amendments thereto) in reasonable quantities upon request. You will provide all customers with an Offering Circular prior to, or at the time such customer purchases Units. You will provide any customer who so requests a copy of the statement of additional information on file with any federal or state securities regulator.

15. <u>Assignment.</u> You may not assign this Agreement without our consent.

16. <u>Waiver</u>. No failure, neglect, or forbearance on our part to require strict performance of this Agreement shall be construed as a waiver of our rights or remedies hereunder.

17. <u>Termination</u>. Either party may terminate this Agreement at any time upon giving written notice to the other party.

18. <u>Governing Law</u>. This Agreement shall be construed in accordance with the laws of the State of North Dakota.

19. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the undersigned and supercedes all prior oral or written agreements between the parties' hereto.

Dated: _5-10-01_

By _Thomas H Marsden_
Authorized Representative

Dakota REIT

By _____
Authorized Representative

Dated: _5-10-01_

S/01.dr

DAKOTA REAL ESTATE INVESTMENT TRUST
The Dakota REIT

AMENDED AND RESTATED
DECLARATION OF TRUST

The Dakota Real Estate Investment Trust ("Trust") is a registered and unincorporated business trust organized in North Dakota pursuant to Titles 10 (House Bill No. 1392), 47, 59 and Chapter 30.1-32 of the North Dakota Century Code. The Trust intends to qualify as a real estate investment trust ("REIT") for federal income tax purposes. Dakota REIT Management, Inc., is the Adviser and Trustor of the Trust, and the individuals who have each separately signed and executed this Amended and Restated Declaration of Trust at the end hereof shall act and are hereby identified as the TRUSTEES and shall for all Trust purposes be at all times hereinafter identified and known as either "TRUSTEES" or "BOARD OF TRUSTEES." Investors who purchase and pay for transferrable Units of Beneficial Interest will be sometimes hereinafter identified as "INVESTORS," "SHAREHOLDERS," "UNIT OWNERS," "UNITHOLDERS" and/or "BENEFICIARIES."

This Real Estate Investment Trust will acquire eligible real estate and hold, manage, administer, control, and invest or dispose of said real estate by the Trustees empowered to do so for the benefit and profit of any person who may become a Unit Owner by purchasing Shares which are the equivalent of transferable Units of Beneficial Interest in this Real Estate Investment Trust, and will acquire interests in other REITs or UPREITS as the Trustees so determine.

This Real Estate Investment Trust shall have the following powers as conferred by North Dakota law:

1. Unless the Amended and Restated Declaration of Trust provides otherwise, have perpetual existence unaffected by any rule against perpetuities.

2. Sue, be sued, complain, and defend in all courts.

3. Transact its business, carry on its operations, and exercise the powers granted by this title in any state, territory, district, or possession of the United States and in any foreign country.

4. Make contracts, incur liabilities, and borrow money.

5. Sell, mortgage, lease, pledge, exchange, convey, transfer, and otherwise dispose of all or any part of its assets.

6. Issue bonds, notes, and other obligations and secure them by mortgage or deed of trust of all or any part of its assets.

7. Acquire by purchase or in any other manner and take, receive, own, hold title in the name of the Trust, use, employ, improve, encumber, and otherwise deal with any interest in real and personal property, wherever located.

8. Purchase, take, receive, subscribe for, or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, loan, pledge, or otherwise dispose of and deal in and with:

Exhibit 2

a.   Securities, shares, and other interests in any obligations of domestic and foreign corporations, other real estate investment trusts, umbrella partnership real estate investment trusts, associations, partnerships, and individuals; and

b.   Direct and indirect obligations of the United States, any other government, state, territory, government district, and municipality, and any instrumentality of them.

9.   Elect or appoint trustees, officers, and agents of the Trust for the period of time the Amended and Restated Declaration of Trust or bylaws provide, define their duties, and determine their compensation.

10.   Adopt and implement employee and officer benefit plans.

11.   Make and alter bylaws not inconsistent with law or with its Amended and Restated Declaration of Trust to regulate the government of the real estate investment trust and the administration of its affairs.

12.   Exercise these powers, including the power to take, hold, and dispose of the title to property in the name of the Trust or in the name of its Trustees, without the filing of any bond.

13.   Generally exercise the powers set forth in its Amended and Restated Declaration of Trust which are not inconsistent with law and are appropriate to promote and attain the purposes set forth in its Amended and Restated Declaration of Trust.

The Trust intends to invest in permissible properties and hold at least seventy-five percent (75%) of the value of its assets either directly, or indirectly through UPREIT investments, in real estate assets, government securities, cash, and cash items, including receivables. The Trust intends to invest in properties irrespective of their location as long as permitted by local law, which is intended to include commercial properties, multi-family dwellings, to include apartment buildings, and such properties as acquired may be purchased for cash or with mortgage financing or leverage.

The Trustor hereby designates the following named persons as the original Board of Trustees and beneficiaries under this Trust and specifies the Units of Beneficial Interest that each is to receive upon the payment of the required consideration by them as being:

George Gaukler	Duane Huber
Ray Braun	Gorman King, Jr.
Bradley C. Fay	Stan Ryan
Brian Henderson	Kermit E. Bye

The Trustees serve three-year terms. The number of Trustees may be increased or decreased by a majority of the Trustees, but shall be no fewer than seven (7) nor more than twelve (12) at any time.

Within the above limits, the number of Trustees may be changed from time to time by a majority vote of the Trustees then in office. Vacancies resulting from the death, resignation or incompetence of a Trustee, when any are so created, or created by an increase in the number of Trustees, may be filled by appointment by a majority of the then remaining Trustees. Independent Trustees will be nominated by the other Independent Trustees. Trustees may be removed by the affirmative vote of a majority of the outstanding Units of Beneficial Interest entitled to vote; any

vacancies so created may be filled by the Unitholders, and if not done so within thirty (30) days of removal, then by appointment by a majority of the remaining Trustees.

The Trustees also are empowered to select a registered agent, appoint committees, including an executive committee, or to authorize any one or more Trustees, officers, agents, committees of Trustees or the Trustor to exercise such powers of the Trustees as do not require a vote of the majority of the Trustees.

It is expressly agreed and understood that Trustor may designate itself as beneficiary entitled to purchase Units of Beneficial Interest when paid for by Trustor hereunder.

The total number of Units of Beneficial Interest (Shares) representing the entire beneficial interest in this real estate investment trust as described herein shall be Fifty Thousand (50,000). An arbitrary initial price has been established at $100.00 per Unit of Beneficial Interest (Share).

The Units of Beneficial Interest (Shares) of the Trust are of one class without par value. There is a limit (50,000 Shares) on the number of Shares that may be issued. All Shares participate equally in dividends and distributions when and as declared by the Trustees and in net assets upon liquidation. The Units of Beneficial Interest offered hereby will be fully paid and non-assessable by the Trust upon issuance and will have no preference, conversion, exchange, pre-emptive or redemption rights.

The Units of Beneficial Interest are transferable in the same manner as are shares of a North Dakota business corporation and shall be subject to the same rights, privileges, obligations, and duties as are shares of common capital stock of a North Dakota domestic business corporation formed under Chapter 10-19.1 of the North Dakota Century Code to every reasonable and practicable extent.

With respect to the election of Trustees, the Shares have cumulative voting rights which allow each Unitholder or Beneficiary one vote in person or by written proxy for each Unit registered in their name for as many persons as there are Trustees to be elected.

It is further expressly agreed and understood that any of the foregoing beneficiaries may sell, transfer, assign, or give any Units of Beneficial Interest he, she or it may hold, and this power and right may also be exercised by subsequent beneficiaries, and the Trustees agree to issue an acknowledgment letter reflecting all such transactions as they occur.

It is understood and agreed between the parties hereto, and by the investors, beneficiaries or any other person or persons who may become entitled to any interest under this real estate investment trust, that the interest of any beneficiary hereunder shall consist solely of a power of direction to deal with the title to said property and to assign management and control of said Trust property to its lawfully elected and/or appointed Board of Trustees as hereinafter provided, and the right to receive the proceeds from rental and from mortgages, sales or other disposition of said premises, and that such right in the avails of said property shall be deemed to be personal property and may be readily assigned and freely transferred as such; that in case of the death of any beneficiary hereunder during the existence of this Trust, his, her, or their rights and interests hereunder shall, except as herein otherwise specifically provided, pass to his, her, or their personal representatives and not to his, her or their heirs-at-law; and that no beneficiary now has, and that no beneficiary hereunder at any time shall have, any right, title, or interest in or to any portion of said real estate as such, either legal or equitable, but only a beneficial interest in the earnings, avails and proceeds as aforesaid. The death of any beneficiary hereunder shall not terminate the Trust nor in any manner affect the powers of the Trustees hereunder. No assignment of any beneficial interest hereunder shall be binding on the Trustees until the original of a valid and previously authenticated duplicate thereof shall be filed with and accepted by the Trustees and

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all assignments not filed with and accepted by the Trustees shall be void as to all subsequent assignees or purchasers without notice.

This agreement shall be construed as not imposing any direct obligation on the Trustees but rather upon the Advisor to file any and all income, profit or other tax reports or schedules, it being expressly understood that the beneficiaries from time to time will individually also make their required reports and pay any and all taxes required with respect to the earnings, rents, avails and proceeds of said real estate or growing out of their interest under this Trust agreement, similar to the investor/beneficiaries.

Specific Trust Provisions and Conditions

This Amended and Restated Declaration of Trust governs its operations, and it has been reviewed and unanimously approved by the Trustees as is evidenced by their attesting hereto with and affixing their signatures hereto.

Registered Office and Agent. This Real Estate Investment Trust will not engage in any business until it has established a registered office and a registered agent for service of process as follows:

a.   A registered office, which need not be the same as the principal place of business or the principal executive office of the real estate investment trust.

b.   An agent for service of process on the real estate investment trust. The agent must be an individual resident of this state, a domestic corporation, a domestic limited liability company, a foreign corporation, or a foreign limited liability company authorized to do business in this state.

This Real Estate Investment Trust shall also register with the North Dakota Secretary of State by submitting an application signed by one of the Trustees so as to comply with Title 10 of the North Dakota Century Code relating to real estate investment trusts.

Unitholder Meetings. Annual meetings will be held by June 30 in each year immediately following the close of the last calendar year beginning in 1998. The Trust may provide a proxy statement in connection with the annual meeting. Special meetings of the Unitholders may be called by the Chairman of the Trustees, by a majority of the Trustees or by a majority of the Independent Trustees, and shall be called by an officer of the Trust upon written request of Unitholders holding in the aggregate not less than 10% of the outstanding Units of the Trust entitled to vote at such meeting. Upon receipt of a written request, either in person or by mail, stating the purpose(s) of the meeting, the Sponsor shall provide all Unitholders within ten days after receipt of said request, written notice, either in person or by mail, of a meeting and the purpose of such meeting to be held on a date not less than fifteen nor more than sixty days after the distribution of such notice, at a time and place specified in the request, or if none is specified, at a time and place convenient to Unitholders. At any meeting, a Unitholder is entitled to one vote for each Unit of Beneficial Interest owned upon all matters submitted to the Unitholders for a vote.

Reports to Unitholders. The Trust shall cause to be prepared and mailed or delivered to each Unitholder as of a record date after the end of the fiscal year and each holder of other publicly held securities of the Trust within 120 days after the end of the fiscal year to which it relates an annual report for each fiscal year ending after the initial public offering of its securities which shall include: (a) financial statements prepared in accordance with generally accepted accounting principles which are audited and reported on by independent certified public accountants; (b) the ratio of the costs of raising capital during the period to the capital raised; (c) the aggregate amount of advisory fees and the aggregate amount of other fees paid to the Advisor and any affiliate of the Advisor by the Trust and including

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fees or charges paid to the Advisor and any affiliate of the Advisor by third parties doing business with the Trust; (d) the total operating expenses of the Trust, stated as a percentage of average invested assets and as a percentage of its net income; (e) a report from the Independent Trustees that the policies being followed by the Trust are in the best interests of its Unitholders and the basis for such determination; and (f) separately stated, full disclosure of all material terms, factors, and circumstances surrounding any and all transactions involving the Trust, Trustees, Advisors, Sponsors and any Affiliates thereof occurring in the year for which the annual report is made. Independent Trustees shall be specifically charged with a duty to examine and comment in the report on the fairness of such transactions.

Appraisal of Real Property. The consideration paid for real property acquired by the Trust shall ordinarily be based on the fair market value of the property as determined by a majority of the Trustees. In cases in which a majority of the Independent Trustees so determine, and in all cases in which assets are acquired from the Advisors, Trustees, Sponsors or Affiliates thereof, such fair market value shall be as determined by an Independent Expert selected by the Independent Trustees.

Transactions with Affiliates. The Trustees occupy a fiduciary relationship with respect to transactions entered into with the Trust. The Trust will not engage in transactions with any Trustee, officer, sponsor, Trustor, or any affiliates of such persons, except to the extent that each such transaction has, after disclosure of such affiliation, been approved by the affirmative vote of a majority of the Independent Trustees not affiliated with a person who is a party to the transaction, and: (1) The transaction is fair and reasonable to the Trust and its Unitholders; (2) The terms of such transaction are at least as favorable as the terms of any comparable transactions made on an arms'-length basis and known to the Trustees; (3) The total consideration is not in excess of the value of the property being acquired, if an acquisition is involved, as determined by the Board of Trustees; (4) Payments to the Trustor, its affiliates and the Trustees for services rendered in a capacity other than that as Trustor or Trustee may only be made upon a determination by the Independent Trustees that: (a) The compensation is not in excess of their compensation paid for any comparable services; and (b) The compensation is not greater than the charges for comparable services available from others who are competent and not affiliated with any of the parties involved. In addition, the following limitations shall apply:

A. The Trust shall not purchase property from the Sponsor, Trustor, any Trustee or affiliates thereof unless a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Trust and at a price to the Trust no greater than the purchase price or development cost of the asset to such Sponsor, Trustor, Trustee or Affiliate thereof, or if the price to the Trust is in excess of such value as determined by the Board of Trustees, that substantial justification for such excess exists and such excess is reasonable.

B. The Trust shall not sell property to a Sponsor, Trustor, any Trustee or affiliates thereof, without the approval of a majority of the Trustees (including a majority of the Independent Trustees).

C. The Trust may obtain loans from a Sponsor, Trustor, any Trustee or affiliates thereof, with the approval of a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction as long as they approve the transaction as being fair, competitive, and commercially reasonable and no less favorable to the Trust than loans between unaffiliated lenders and borrowers under the same circumstances.

D. The Trust will not invest in joint ventures with a Sponsor, Trustor, any Trustee, or affiliates thereof, unless a majority of Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Trust and as being on substantially the same terms and conditions as those received by the other joint venturers.

E.   When a Sponsor, Trustor, any Trustee or affiliates thereof have sponsored other investment programs with similar investment objectives which have investment funds available at the same time as the Trust, the Trust's Prospectus shall describe a reasonable method by which properties are allocated to the competing investment entities. It shall be the duty of the Trustees (including the Independent Trustees) to assure such method is applied fairly to the Trust.

F.   All other transactions between the Trust and a Sponsor, Trustor, any Trustee or affiliates thereof, shall require approval by a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction as being fair and reasonable to the Trust and on the terms and conditions not less favorable to the Trust than those available from unaffiliated third parties.

Investment and Other Restrictions. The Trust will not engage in any of the following investment practices or activities: (1) invest in commodities or commodity future contracts; (2) invest more than ten percent (10%) of its total assets in unimproved real property or indebtedness secured by a real estate mortgage loan on unimproved real property; "unimproved property" means property which has the following characteristics (i) an equity interest in property which was not acquired for the purpose of producing rental or other operating income, (ii) has no development or construction in process on such land, and (iii) no development or construction on such land is planned in good faith to commence within one year; (3) engage in any short sale; (4) borrow on an unsecured basis if such borrowings will result in an asset coverage of less than three hundred percent (300%); "asset coverage," means the ratio which the value of the total assets of the Trust, less all liabilities and indebtedness except indebtedness for unsecured borrowings, reserve for depreciation and amortization, bears to the aggregate amount of all unsecured borrowings of the Trust; (5) engage in trading as compared with investment activities; (6) acquire securities in any company holding investments or engaging in activities prohibited by these restrictions; (7) engage in underwriting or the agency distribution of securities issued by others; (8) issue equity securities redeemable at the option of the holder; or (9) issue debt securities unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is sufficient to properly service the higher level of debt. In addition, the Trust may not incur any indebtedness which would result in an aggregate amount of indebtedness in excess of three hundred percent (300%) of the Trust's adjusted net worth. Any excess in borrowing over such 300% level shall be approved by a majority of the Independent Trustees and disclosed to Unitholders in the next quarterly report of the REIT, along with justification for such excess. 'Adjusted net worth,' means the amount obtained by subtracting the Trust's total liabilities from its total assets as adjusted, but not to include its reserve for depreciation and amortization, and based on figures shown on the Trust's books in accordance with generally accepted accounting principles. The aggregate borrowings, if any, of the Trust, secured and unsecured, shall be reasonable in relation to the net assets of the Trust and shall be reviewed by the Trustees at least annually.

Limited Liability of Trustees. Trustees and affiliates shall have no liability for any loss suffered by the Trust which arises from the action or inaction of them, if they, in good faith determined that their conduct was in the best interest of the Trust and such conduct did not constitute negligence or misconduct.

Responsibility of Trustees, Officers and Agents. No Trustee, officer or agent of the Trust is liable to the Trust or to a Unitholder, nor is any Trustee, officer or agent liable to any third persons in connection with the affairs of the Trust, except as such liability may arise from his, her or its own bad faith, willful misfeasance, negligence, or reckless disregard of his, her or its duties or failure to have acted in good faith in the reasonable belief that his, her or its action was in the best interests of the Trust. All third persons shall look solely to the Trust property for satisfaction of claims arising in connection with the affairs of the Trust. With the exceptions stated, a Trustee, officer or agent is entitled to be indemnified against all liability in connection with the affairs of the Trust, as is more fully described below.

Indemnification of Trustees and Affiliates. The Trust shall indemnify the Trustee and affiliates with respect to actions, suits or proceedings or against whom a claim or liability is asserted by reason that he was or is a Trustee or Affiliate. However, indemnification by the Trust will be provided only if all of the following are met: (1) The Trustee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Trust; (2) such liability or loss was not the result of negligence or misconduct by the Trustee or affiliate; and (3) such identification or agreement to hold harmless is recoverable only out of the assets of the Trust and not from the Unitholders. Indemnification will not be allowed for any liability imposed by judgment, and costs associated therewith, including attorney's fees, arising from or out of a violation of state or federal securities laws associated with the offer and sale of Units of Beneficial Interest (Shares). Indemnification will be allowed for settlements and related expenses of lawsuits alleging securities law violations, and for expenses incurred in successfully defending such lawsuits, provided that a court either: (1) approves the settlement and finds that indemnification of the settlement and related costs should be made; or (2) approves indemnification of litigation costs if a successful defense is made. Any agreement of the Trust providing indemnification of a Trustee or Affiliate must be approved by a majority of the Trustees (including a majority of Independent Trustees) not otherwise interested therein as being fair and reasonable to the Trust. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising out of the Securities Act of 1933 is against public policy and therefore unenforceable.

Possible Unitholder Liability. The Trust is an unincorporated business trust organized and registered under North Dakota law. No individual Unitholder is to be personally liable as such for any liabilities, debts or obligations of, or claim against, the "real estate investment trust," wherever arising, and whether arising before or after such Shareowner became the owner or holder of shares thereof. No Unitholder shall be held to any personal liability whatsoever in connection with the affairs of the Trust, and all persons shall look solely to the Trust for satisfaction of claims of any nature and the Trust shall be solely liable therefore and resort shall be had solely to the Trust for the payment. In respect to tort claims, contract claims where Unitholder liability is not negated, claims for taxes and certain statutory liabilities, it is possible that Unitholders may, in jurisdictions other than North Dakota, be held personally liable to the extent that such claims are not satisfied by the Trust. This is because some other jurisdictions (where the Trust may acquire property) have not, by specific legislation or case law, granted limited liability to Unitholders (beneficiaries) of a business trust. In any such event, however, the Unitholder would be entitled to reimbursement (and indemnity) from the general assets of the Trust. Under the terms of the Amended and Restated Declaration of Trust, the Units of Beneficial Interest being offered hereby will not be subject to further calls or assessments by the Trust. All agreements of the Trust expressly will include a provision that Unitholders have no personal liability thereunder. The Trust does not believe that Unitholders are exposed to any significant risk, however because (i) the Trust's assets are expected to be adequate to meet its obligations, (ii) all contract claims will be negated as described in the preceding sentence, (iii) Trust mortgages, if any, will be non-recourse; and (iv) the Trust will carry insurance which the Trust considers adequate to cover probable tort claims. In addition, if the Trust or its counsel believe there is a question of liability in any state where the Trust may acquire property, the Trust will likely acquire such property through a wholly-owned real estate investment trust subsidiary corporation or limited liability company, and this would further limit or eliminate any such possible Unitholder liability.

Limit on the Amount of Shares Owned. One Unitholder may not, after the initial public offering of Units, own in excess of 9.8% of the outstanding Units. The Trustees may prohibit transfer of any Units that would violate this provision, and/or redeem offending Units following the redemption provisions next described. The Trustees may in their discretion issue Units of Beneficial Interest and other securities for cash, property or other consideration on such terms as they may deem advisable. The Trustees are not authorized to issue more than one class of equity securities, which are herewith designated Units of Beneficial Interest (Shares).

Certain Transfer Restrictions-Redemptions. For the Trust to qualify as a real estate investment trust under the Internal Revenue Code in any taxable year, not more than fifty percent (50%) of its outstanding Shares may be owned directly or indirectly by five or fewer individuals (determined with the application of certain attribution rules)

at any time during the last half of any taxable year. In order that the Trust will meet these requirements and to preserve the Trust's tax status as a real estate investment trust, the Trustees have the power under the Trust's Amended and Restated Declaration of Trust to prohibit the transfer of and/or redeem a sufficient number of Units, selected in a manner deemed appropriate by the Trustees to maintain or bring the ownership of Units into conformity with such requirements. The redemption price will be the fair market value as reflected in the latest market quotations, or, if no quotations are available, as determined in good faith by the Trustees. The holder of Units called for redemption shall cease to be entitled to distributions, voting rights and other benefits with respect such Units except the right to the payment of the purchase price for the Units. The effect of these requirements is to limit ownership of the Units by each of the five largest Unitholders to no more than 9.8% of the outstanding Units per holder including certain family members and other persons under applicable Code attribution provisions. To prevent the establishment and maintenance of small Unitholder accounts that would be uneconomical for the Trust to service and maintain, the Trustees may restrict transfers into (following the transfer prohibition and redemption provisions above described) or redeem the Units held in small lot (initially four Shares or less) and fractional share accounts.

Duration of Trust. The Trust will continue, unless sooner terminated by a majority vote of the Unitholders, until the expiration of twenty-one (21) years after the death of the last survivor of the original members of the Board of Trustees who have signed the Declaration of Trust. However, the Trustees expect that they will begin an orderly process to sell the Trust's properties and distribute the sale proceeds (after provision for payment of the Trust's liabilities) to Unitholders on a time schedule and in a manner that, in the Trustee's business judgment will provide the best return to the Unitholders. In all events, this Trust shall terminate when and if required in accordance with North Dakota law and shall be unaffected by any rule against perpetuities. The Trust shall not extend beyond the period permitted by law, but shall terminate at the expiration of such period.

Unitholders may, at any time, by a vote of Unitholders holding at least a majority of the outstanding Units elect to terminate the Trust and direct the Trustees to wind up and settle the Trust's affairs, liquidate the Trust's assets and distribute the net proceeds to the Unitholders of record.

Amendments. The Amended and Restated Declaration of Trust may be amended by an affirmative vote of Unitholders holding a majority of the outstanding Units of Beneficial Interest (Shares). In addition, a majority of the Trustees (including a majority of the Independent Trustees) may, without the approval of the Unitholders, adopt an amendment to the Amended and Restated Declaration of Trust which the Trustees determine in good faith to be necessary to conform to the requirements of the federal tax law provisions for real estate investment trusts, or any requirements imposed by any state securities regulator and any other applicable laws or regulations.

Limitation on Total Operating Expenses. The Amended and Restated Declaration of Trust provides that, subject to the conditions described in the following paragraph, the Total Operating Expenses of the Trust shall not exceed in any fiscal year the greater of two percent (2%) of the Average Invested Assets of the Trust during such fiscal year or twenty-five percent (25%) of the Trust's Net Income during such fiscal year.

The Independent Trustees may determine that a higher level of Total Operating Expenses is justified for such period. Within sixty (60) days after the end of any fiscal quarter of the Trust for which Total Operating Expenses (for twelve (12) months then ended) exceed both two percent (2%) of Average Invested Assets and twenty-five percent (25%) of Net Income as described above, the Amended and Restated Declaration of Trust hereby provides that there shall be sent to the Unitholders a written disclosure of such fact including an explanation of the conclusions of the Board of Trustees. In the event the Total Operating Expenses exceed the limitations described above and if the Trustees are unable to conclude that such excess was justified then, within sixty (60) days after the end of the Trust's fiscal year, the Trustor shall reimburse the Trust the amount by which the Total Operating Expenses paid or incurred by the Trust exceed the limitation.

Oversight and Compensation of the Advisor. It shall be the duty of the Trustees to evaluate the performance of the Advisor before entering into or renewing an advisory contract. The criteria used in such evaluation shall be reflected in the minutes of such meeting. Each contract for the services of an Advisor entered into by the Trustees shall have a term of no more than one year. Each advisory contract shall be terminable by a majority of the Independent Trustees, or the Advisor on sixty (60) days written notice without cause or penalty. In the event of the termination of such contract, the Advisor will cooperate with the Trust and take all reasonable steps requested to assist the Trustees in making an orderly transition of the advisory function. The Independent Trustees shall determine from time to time and at least annually that the compensation which the Trust contracts to pay to the Advisor is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by this Amended and Restated Declaration of Trust. The Independent Trustees shall also supervise the performance of the Advisor and the compensation paid to it by the Trust to determine that the provisions of such contract are being carried out. Each such determination shall be based on the factors set forth below and all other factors such Independent Trustees may deem relevant and the findings of such Trustees on each of such factors shall be recorded in the minutes of the Trustees: (1) The size of the advisory fee in relation to the size, composition and profitability of the portfolio of the Trust: (2) the success of the Advisor in generating opportunities that meet the investment objectives of the Trust; (3) the rates charged to other REITs and to investors other than REITs by advisors performing similar services; (4) additional revenues realized by the Advisor and any Affiliate through their relationship with the Trust, including loan administration, underwriting or broker commissions, servicing, engineering, inspection and other fees, whether paid by the Trust or by others with whom the Trust does business; (5) the quality and extent of service and advice furnished by the Advisor; (6) the performance of the investment portfolio of the Trust, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations: (7) the quality of the portfolio of the Trust in relationship to the investments generated by the Advisor for its own account.

Roll-Ups. The Trust shall not engage in a roll-up transaction.

Access to Records. Any Unitholder and any designated representative thereof shall be permitted access to all records of the Trust at all reasonable times, and may inspect and copy any of them. Inspection of the Trust books and records by the administrator shall be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses, and telephone numbers of the Unitholders of the Trust along with the number of Units held by each of them (the "Unitholder List") shall be maintained as part of the books and records of the Trust and shall be available for inspection by any Unitholder or the Unitholder's designated agent at the home office of the Trust upon the request of the Unitholder. The Unitholder List shall be updated at least quarterly to reflect changes in the information contained therein. A copy of the Unitholder List shall be mailed to any Unitholder requesting the Unitholder List within ten days of the request. The copy of the Unitholder List shall be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than 10-point type). A reasonable charge for copy work may be charged by the Trust.

Voting of Shares Owned by Trustees and the Trustor. The Trustor and Trustees and their affiliates may not vote or comment on matters submitted to Unitholders regarding removal of the Trustor, the Trustees or their affiliates, or regarding any transaction between the Trust and any of them.

Glossary of Terms. The definition of terms used in this Amended and Restated Declaration of Trust are set forth below.

Acquisition Expenses. Expenses including but not limited to legal fees and expenses, travel and communications expenses, costs of appraisals, non-refundable option payments on property not acquired, accounting fees and expenses, title insurance, and miscellaneous expenses related to selection and acquisition of properties, whether or not acquired.

Acquisition Fee. The total of all fees and commissions paid by any party to any party in connection with making or investing in mortgage loans or the purchase, development or construction of property by a REIT. Included in the computation of such fees or commissions shall be any real estate commission, selection fee, development fee, construction fee, nonrecurring management fee, loan fees or points or any fee of a similar nature, however designated. Excluded shall be development fees and construction fees paid to persons not affiliated with the sponsor in connection with the actual development and construction of a project.

Advisor. Any person appointed, employed or contracted with by the Trustees under the provisions of the Amended and Restated Declaration of Trust; and the person(s) or entity responsible for directing or performing the day-to-day business affairs of the Trust, including a person or entity to which an Advisor subcontracts substantially all such functions.

Affiliate. Affiliate means any person (a) directly or indirectly owning, controlling or holding, with power to vote ten percent or more of the outstanding voting securities of such other person; (b) any person ten percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such other person; (c) any person directly or indirectly controlling, controlled by or under common control with such other person; (d) any executive officer, director, trustee or general partner of such other person; or (e) any legal entity for which such person acts as an executive officer, director, trustee or general partner.

Appraisal. The consideration paid for real property acquired by the Trust will ordinarily be based on the fair market value of the property as determined by a majority of the Trustees. In cases in which a majority of Independent Trustees so determine, and in all cases in which assets are acquired from the Advisor, any Trustee, Sponsor or Affiliates, such fair market value shall be determined by the Independent Trustees.

Average Invested Assets. For any period, the average of the aggregate book value of the assets of the Trust invested, directly or indirectly, in equity interests in and loans secured by real estate, before reserved for depreciation or bad debts or similar non-cash reserves, computed by taking the average of such values at the end of each month during such period.

Cash From Operations. Cash flow generated from operations (including taxable income and nontaxable cash flow) exclusive of Cash From Sale or Financing of Properties.

Cash From Sale or Financing of Properties. Net cash realized by the Trust (i) from the sale or disposition of property (after retirement of applicable secured debt, if any) and (ii) from mortgage financing of Trust properties, after payment of all related transaction expenses.

Common Shares or Units. Units of Beneficial Interest (Shares) in the Trust.

Competitive Real Estate Commission. That real estate or brokerage commission paid for the purchase or sale of a property which is reasonable, customary and competitive in light of the size, type and location of such property.

Contract Price for the Property. The amount actually paid or allocated to the purchase, development, construction or improvement of a property exclusive of Acquisition Fees and Acquisition Expenses.

Amended and Restated Declaration of Trust. The Amended and Restated Declaration of Trust, as amended and/or amended and restated from time to time.

10—

Independent Expert. A person with no material current or prior business or personal relationship with the Advisor or Trustee who is engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by the REIT.

Independent Trustees. The Trustees of the Trust who are not associated and have not been associated within the last two years, directly or indirectly, with the Sponsor or Advisor of the Trust. A Trustee shall be deemed to be associated with the Sponsor or Advisor if he or she: (i) owns an interest in the Sponsor, Advisor, or any of their Affiliates; or (ii) is employed by the Sponsor, Advisor or any of their Affiliates; or (iii) is an officer or director of the Sponsor, Advisor, or any of their Affiliates; or (iv) performs services, other than as a Trustee, for the Trust; or (v) is a Trustee for more than three REITS organized by the Sponsor or advised by the Advisor; or (vi) has any material business or professional relationship with the Sponsor, Advisor, or any of their Affiliates.

For purposes of determining whether or not the business or professional relationship is material, the gross revenue derived by the prospective Independent Trustee from the Sponsor and Advisor and Affiliates shall be deemed material per se if it exceeds 5% of the prospective Independent Trustee's: (i) annual gross revenue, derived from all sources, during either of the last two years; or (ii) net worth, on a fair market value basis.

An indirect relationship shall include circumstances in which a Trustee's spouse, parents, children, siblings, mothers-or-fathers-in-law, sons-or daughters-in-law, or brothers-or-sisters-in-law is or has been associated with the Sponsor, Advisor, any of their Affiliates, or the Trust.

Invested Assets. For any period, the current market value of the assets of the Trust invested, directly or indirectly, in real estate assets as defined in the REIT Provisions of the Code, before reserves for depreciation or bad debts or other similar non-cash reserves.

Leverage. The aggregate amount of indebtedness of the Trust for money borrowed (including purchase money mortgage loans) outstanding at any time, both secured and unsecured.

NASAA Real Estate Investment Trust Guidelines. The Real Estate Investment Trust Statement of Policy adopted by the North American Securities Administrators Association, Inc.

Net Assets. The total assets (other than intangibles) at cost before deducting depreciation or other non-cash reserves less total liabilities, calculated at least quarterly on a basis consistently applied.

Net Income. For any period, total revenues applicable to such period, less the expenses applicable to such period other than additions to reserves for depreciation or bad debts or other similar non-cash reserves. If the Advisor receives an incentive fee, Net Income, for purposes of calculating Total Operating Expenses shall exclude the gain from the sale of the Trust's assets.

Organization and Offering Expenses. All expenses incurred by and to be paid from the assets of the Trust in connection with and in preparing the Trust for registration and subsequently offering and distributing it to the public, including, but not limited to, total underwriting and brokerage discounts and commissions (including fees of the underwriter's attorneys), expenses for printing, engraving, mailing, salaries of employees while engaged in sales activity, charges of transfer agents, registrars, trustees, escrow holders, depositories, experts, expenses of qualification of the sale of the securities under Federal and State laws, including taxes and fees, accounts' and attorneys' fees.

Offering Circular. Offering Circular shall have the meaning given to the term "prospectus" by Section 2(a)(10) of the Securities Act of 1933, including a preliminary prospectus; provided, however, that such term as used herein shall also include a prospectus as described in Rule 256 of the General Rules and Regulations under the Securities Act of 1933, or in the case of an intrastate offering, any document by whatever name known, utilized for the purpose of offering and selling securities to the public.

Real Estate Investment Trust (REIT). A corporation, trust or association (other than a real estate syndication) which is engaged primarily in investing in equity interests in real estate (including fee ownership and leasehold interests), in an UPREIT, or in loans secured by real estate or any combination thereof.

REIT *Provisions of the Internal Revenue Code.* Sections 856 through 860 of the Internal Revenue Code of 1986, as now enacted or hereafter amended, or successor statutes, and regulations and rulings promulgated thereunder.

Roll-Up. A transaction involving the acquisition, merger, conversion, or consolidation either directly or *indirectly of the REIT and the issuance of securities of a Roll-Up entity.* Such term does not include (a) a transaction involving securities of the REIT that have been for at least 12 months listed on a national securities exchange or traded through the National Association of Securities Dealers Automated Quotation National Market System; or (b) a transaction involving the conversion to corporate, trust, or association form of only the REIT if, as a consequence of the transaction there will be no significant adverse change in any of the following (i) Shareholders' voting rights; (ii) the term of existence of the REIT; (iii) Sponsor or Advisor compensation; (iv) the REIT's investment objectives.

Roll-Up Entity. A partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of a proposed Roll-Up transaction.

Securities Regulator(s). The official or agency administering the various state and federal securities laws.

Shares. *Units of Beneficial Interest (Shares) in the Trust.*

Sponsor. Any person directly or indirectly instrumental in organizing the Trust, wholly or in part, or any person who will manage or participate in the management of the Trust, and any Affiliate of any such person, but this does not include (i) a person whose only relationship with the Trust is that of an independent property manager, whose only compensation is as such, and (ii) wholly independent third parties such as attorneys, accountants and underwriters whose only compensation is for professional services. A person may also be deemed a Sponsor of the REIT by (a) taking the initiative, directly or indirectly, in founding or organizing the business or enterprise of the REIT; either alone or in conjunction with one or more other persons; (b) receiving a material participation in the REIT in connection with the founding or organizing of the business of the REIT, in consideration of services or property, or both services and property; (c) having a substantial number of relationships and contacts with the REIT; (d) possessing significant rights to control REIT properties; (e) receiving fees for providing services to the REIT which are paid on a basis that is not customary in the industry; or (f) providing goods or services to the REIT on a basis which was not negotiated at arms length with the REIT.

Stage One Investment. That portion of the initial capitalization of the Trust contributed by the individuals who were elected as the initial organizing Board of Trustees.

12—

Total Operating Expenses. Aggregate expenses of every character paid or incurred by the Trust as determined under Generally Accepted Accounting Principles, including Advisors' fees, but excluding: (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printed and other such expenses, and tax incurred in connection with the issuance, distribution, transfer, registration, and stock exchange listing of the Trust's Units; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) incentive fees paid in compliance with the Amended and Restated Declaration of Trust; (f) acquisition fees, acquisition expenses, real estate commissions on resale of property and other expenses connected with the acquisition, disposition, and ownership of real estate interests, mortgage loans, or other property, (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair, and improvement of property).

Trust. The Dakota Real Estate Investment Trust.

Trustees. As of any particular time, Trustees holding office at such time, whether they be the initial Trustees or additional or successor Trustees.

Uninvested Assets. The current book value of gross assets of the Trust other than Invested Assets.

Unitholders. As of any particular time, all holders of record of outstanding Units of Beneficial Interest (Shares) at such time.

UPREIT. An umbrella partnership real estate investment trust is a REIT which holds all or substantially all of its properties through an operating partnership in which the REIT holds an interest.

This Trust Agreement need not be placed on record in the Register of Deeds office of the county in which the land is situated or elsewhere; however, the recording of the same shall not be considered as notice of the rights of any person hereunder, derogatory to the title or powers of said Trustees. This Trust intends to register pursuant to the provisions of Chapter 30.1-32 N.D.C.C. in Cass County, North Dakota, and in accordance with Title 10 (H.B. 1392) with the North Dakota Secretary of State.

IN WITNESS WHEREOF, the Trustor and each named Trustee hereto have on the day and year set forth opposite each of their signatures executed and sealed this agreement.

TRUSTOR:

Dakota REIT Management, Inc.

Dated: _____9-26-00_____

By _____
George A. Gaukler, President

13—

-14-

STATE OF NORTH DAKOTA)
) ss.

COUNTY OF BARNES   )

        On the __26__ day of __Sept__, 2000, before me, a Notary Public in and for said County and State, personally appeared George A. Gaukler, to me known to be the President of Dakota REIT Management, Inc., the corporation that is described in and that executed the foregoing Amended and Restated Declaration of Trust, and acknowledged to me that such corporation executed the same.

(SEAL)
    JAMES P. KNUTSON
    Notary Public, STATE OF NORTH DAKOTA
    My Commission Expires JULY 10, 2004

_____
                                  Notary Public

STATE OF NORTH DAKOTA)
) ss.

COUNTY OF BARNES   )

        On the __26__ day of __Sept__, 2000, before me, a Notary Public in and for said County and State, personally appeared George A. Gaukler, to me known to be one of the named Trustees of Dakota Real Estate Investment Trust, who is described in and who executed the foregoing Amended and Restated Declaration of Trust, and acknowledged to me that he execute the same of his own free will.

(SEAL)
    JAMES P. KNUTSON
    Notary Public, STATE OF NORTH DAKOTA
    My Commission Expires JULY 10, 2004

_____
                                  Notary Public

STATE OF NORTH DAKOTA)
) ss.

COUNTY OF BARNES   )

        On the __26__ day of __Sept__, 2000, before me, a Notary Public in and for said County and State, personally appeared Ray Braun, to me known to be one of the named Trustees of Dakota Real Estate Investment Trust, who is described in and who executed the foregoing Amended and Restated Declaration of Trust, and acknowledged to me that he execute the same of his own free will.

(SEAL)
    JAMES P. KNUTSON
    Notary Public, STATE OF NORTH DAKOTA
    My Commission Expires JULY 10, 2004

_____
                                  Notary Public

STATE OF NORTH DAKOTA)

) ss.

COUNTY OF WILLIAMS   )

        On the ___26___ day of __Sept___, 2000, before me, a Notary Public in and for said County and State, personally appeared Bradley C. Fay, to me known to be one of the named Trustees of Dakota Real Estate Investment Trust, who is described in and who executed the foregoing Amended and Restated Declaration of Trust, and acknowledged to me that he execute the same of his own free will.

(SEAL)
                    JAMES P. KNUTSON
              Notary Public, STATE OF NORTH DAKOTA
              My Commission Expires JULY 10, 2004

                                                                             Notary Public

STATE OF NORTH DAKOTA)

) ss.

COUNTY OF BARNES   )

        On the ___28___ day of __Sept___, 2000, before me, a Notary Public in and for said County and State, personally appeared Brion Henderson, to me known to be one of the named Trustees of Dakota Real Estate Investment Trust, who is described in and who executed the foregoing Amended and Restated Declaration of Trust, and acknowledged to me that he execute the same of his own free will.

(SEAL)
                    JAMES P. KNUTSON
              Notary Public, STATE OF NORTH DAKOTA
              My Commission Expires JULY 10, 2004

                                                                              Notary Public

STATE OF NORTH DAKOTA)

) ss.

COUNTY OF BARNES   )

        On the ___26___ day of __Sept___, 2000, before me, a Notary Public in and for said County and State, personally appeared Duane Huber, to me known to be one of the named Trustees of Dakota Real Estate Investment Trust, who is described in and who executed the foregoing Amended and Restated Declaration of Trust, and acknowledged to me that he execute the same of his own free will.

(SEAL)
                    JAMES P. KNUTSON
              Notary Public, STATE OF NORTH DAKOTA
              My Commission Expires JULY 10, 2004

                                                                               Notary Public

STATE OF NORTH DAKOTA)
) ss.
COUNTY OF CASS   )

On the ___26___ day of ___Sept___, 2000, before me, a Notary Public in and for said County and State, personally appeared Gorman King, Jr., to me known to be one of the named Trustees of Dakota Real Estate Investment Trust, who is described in and who executed the foregoing Amended and Restated Declaration of Trust, and acknowledged to me that he execute the same of his own free will.

JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

(SEAL)   _____
                                                                Notary Public

STATE OF NORTH DAKOTA)
) ss.
COUNTY OF BARNES   )

On the ___26___ day of ___Sept___, 2000, before me, a Notary Public in and for said County and State, personally appeared Stan Ryan, to me known to be one of the named Trustees of Dakota Real Estate Investment Trust, who is described in and who executed the foregoing Amended and Restated Declaration of Trust, and acknowledged to me that he execute the same of his own free will.

JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

(SEAL)   _____
                                                                Notary Public

STATE OF NORTH DAKOTA)
) ss.
COUNTY OF CASS   )

On the ___26___ day of ___Sept___, 2000, before me, a Notary Public in and for said County and State, personally appeared Kevin Christianson, to me known to be one of the named Trustees of Dakota Real Estate Investment Trust, who is described in and who executed the foregoing Amended and Restated Declaration of Trust, and acknowledged to me that he execute the same of his own free will.

JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

(SEAL)   _____
                                                                Notary Public

17—

STATE OF NORTH DAKOTA)
) ss.

COUNTY OF STUTSMAN   .   )

        On the __26__ day of __Sept__, 2000, before me, a Notary Public in and for said County and State, personally appeared Roy Sheppard, to me known to be one of the named Trustees of Dakota Real Estate Investment Trust, who is described in and who executed the foregoing Amended and Restated Declaration of Trust, and acknowledged to me that he execute the same of his own free will.

(SEAL)
```
JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004
```
                        James P Knutson
                                     Notary Public

STATE OF NORTH DAKOTA)
) ss.

COUNTY OF CASS   )

        On the __26__ day of __Sept__, 2000, before me, a Notary Public in and for said County and State, personally appeared Jeffrey C. Schlossman, to me known to be one of the named Trustees of Dakota Real Estate Investment Trust, who is described in and who executed the foregoing Amended and Restated Declaration of Trust, and acknowledged to me that he execute the same of his own free will.

(SEAL)
```
JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004
```
                        James P Knutson
                                     Notary Public

STATE OF NORTH DAKOTA)
) ss.

COUNTY OF CASS   )

        On the __26__ day of __Sept__, 2000, before me, a Notary Public in and for said County and State, personally appeared Peter Gugisberg, to me known to be one of the named Trustees of Dakota Real Estate Investment Trust, who is described in and who executed the foregoing Amended and Restated Declaration of Trust, and acknowledged to me that he execute the same of his own free will.

(SEAL)
```
JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004
```
                        James P Knutson
                                     Notary Public

RESOLUTION OF THE UNITHOLDERS
OF DAKOTA REAL ESTATE INVESTMENT TRUST

The Unitholders of Dakota Real Estate Investment Trust ("Dakota REIT"), adopted the following resolution at the annual meeting of Unitholders on the date set forth below:

WHEREAS, the Declaration of Trust of Dakota REIT requires the Trustees to issue certificates reflecting Units of Beneficial Interest to the investors of Dakota REIT; and

WHEREAS, the Trustees desire to eliminate the requirement of issuing certificates for such Units of Beneficial Interest and in the alternative propose to adopt a "Certificate List" to be kept with the records of Dakota REIT, such list to contain the same information as reflected on a paper certificate;

NOW, THEREFORE, IT IS RESOLVED, that the Declaration of Trust be amended to reflect that Units of Beneficial Interest of Dakota REIT that are issued, sold, transferred, assigned, or given subsequent to this resolution will be recorded by the Secretary of Dakota REIT on a Certificate List to be kept with the records of Dakota REIT in lieu of issuance of certificates for the Units issued, sold, transferred, assigned or given.

CERTIFICATE OF SECRETARY

The undersigned, as duly elected and acting secretary of Dakota Real Estate Investment Trust, hereby certifies that the foregoing resolution was adopted at a duly authorized and organized meeting of the Unitholders of Dakota Real Estate Investment Trust held on June 28, 2000.

_____
Secretary

RESOLUTION OF THE UNITHOLDERS
OF DAKOTA REAL ESTATE INVESTMENT TRUST

The Unitholders of Dakota Real Estate Investment Trust ("Dakota REIT"), adopted the following resolution at the annual meeting of Unitholders on the date set forth below:

WHEREAS, the Declaration of Trust entered into by the Board of Trustees of Dakota REIT provides for Trustees to serve annual terms; and

WHEREAS, the Board of Trustees proposes to amend the Declaration of Trust to provide for staggered, three-year terms of the Trustees, with four Trustees appointed to each term; and

WHEREAS, the Board of Trustees, in order to accommodate the creation of staggered, three-year terms for Trustees, with four Trustees appointed to each term, proposes that the current Trustees be elected to the following, initial terms:

1-year Terms
Brad Fay
Duane Huber
Jeff Schlossman
An as-yet named replacement for Kermit Bye

2-year Terms
Ray Braun
Gorman King, Jr.
Roy Sheppard
Peter Gugisberg

3-year Terms
Brion Henderson
Stan Ryan
Kevin Christianson
George Gaukler

NOW, THEREFORE, IT IS RESOLVED, that the Declaration of Trust shall be amended to allow for three-year terms on the Board of Trustees, with four Trustees appointed to each term. The Trustees shall serve the following initial terms:

1-year Terms
Brad Fay
Duane Huber
Jeff Schlossman
An as-yet named replacement for Kermit Bye

2-year Terms
Ray Braun
Gorman King, Jr.
Roy Sheppard
Peter Gugisberg

3-year Terms
Brion Henderson
Stan Ryan
Kevin Christianson
George Gaukler

After the conclusion of each of the above-stated terms, the Trustees shall be elected to three-year terms.

CERTIFICATE OF SECRETARY

The undersigned, as duly elected and acting secretary of Dakota Real Estate Investment Trust, hereby certifies that the foregoing resolution was adopted at a duly authorized and organized meeting of the Unitholders of Dakota Real Estate Investment Trust held on June 28, 2000.

_____
Secretary

DAKOTA REAL ESTATE INVESTMENT TRUST
OFFERING SUMMARY

	Invested	Date of Record	Price per Share	Shares
Public Offering 12/19/2000				
Johnson, Michael G	1,944	12/20/2000	120	16.20
Johnson, Patricia	12,676	12/20/2000	120	105.63
Brunner, Richard C/F Jesse	15,000	12/13/2000	120	125.00
Peterson, Alvin & Lillian	18,210	12/29/2000	120	151.75
Michaels, Claire & Stackhouse, Mary Ann	12,000	01/04/2001	120	100.00
Zoller, James P IRA	14,567	01/11/2001	120	121.39
Schroeder, Cleo	25,000	01/15/2001	120	208.33
Tobolt, Kathy IRA	4,481	01/18/2001	120	37.34
Markel, Mary A	9,785	01/22/2001	120	81.54
Kroll, Viola	25,000	01/29/2001	120	208.33
Kroll, Kenneth & Betty	25,000	01/29/2001	120	208.33
Reule, Roger & Doretta	25,000	01/29/2001	120	208.33
Tobolt, Kathy	12,064	01/29/2001	120	100.53
Michaels, Claire & Stackhouse, Mary Ann	12,000	01/31/2001	120	100.00
Dockter, Carol & Timothy	2,000	01/22/2001	120	16.67
Mudgett, Bret	50,000	03/09/2001	120	416.67
Landeis Family Trust	25,000	03/08/2001	120	208.33
Dockter, Carol and Tim	300	03/15/2001	120	2.50
Borchert, Donavon	25,000	03/19/2001	120	208.33
Brewster, James & Fay JTWRS	25,000	03/19/2001	120	208.33
Aurit, Mark IRA	29,485	03/20/2001	120	245.71
Markel, Prent and Mary	250	03/28/2001	120	2.08
Kreiter, Goldie	25,000	04/09/2001	120	208.33
Gonser, Gary SEP IRA	2,000	04/09/2001	120	16.67
Landblom, James H	5,000	04/12/2001	120	41.67
Becker, Leonard & JoAnn	25,000	04/30/2001	120	208.33
Zoller, James P IRA	14,567	04/27/2001	120	121.39
Zoller, James P IRA	913	05/04/2001	120	7.61
Dockter, Carol and Tim	300	04/17/2001	120	2.50
Markel, Prent and Mary	250	04/17/2001	120	2.08
Johnson, Patricia (West Brand), IRA	2,000	05/08/2001	120	16.67
Johnson, Michael G(West Brand), IRA	2,000	05/08/2001	120	16.67
Peterson, Alvin & Lillian	6,436	05/09/2001	120	53.64
Scherr, Elizabeth A (West Brand, IRA)	24,612	05/10/2001	120	205.10
Schafer, Gene & Donna	6,000	05/22/2001	120	50.00
Buck, Jean (WB, IRA)	25,000	05/17/2001	120	208.33
Murray, Judy (WB, IRA)	23,058	05/22/2001	120	192.15
Dockter, Carol and Tim	300	05/15/2001	120	2.50
Markel, Prent and Mary	250	05/15/2001	120	2.08
Tobolt, Kathy TOD James	220	05/01/2001	120	1.83
Tobolt, Kathy TOD James	55	05/30/2001	120	0.46
Sayler, Cleaton & Ramona Trust	10,000	06/06/2001	120	83.33
Fuher, Eugene & Mavis	5,000	06/06/2001	120	41.67
Wald, Kathy	25,000	06/14/2001	120	208.33

Exhibit 3(a)

DAKOTA REAL ESTATE INVESTMENT TRUST
OFFERING SUMMARY

	Invested	Date of Record	Price per Share	Shares
Miller, James & Marie	25,141	06/18/2001	120	209.51
Peterson, Alvin & Lillian	4,653	06/25/2001	120	38.77
McDonald, Hilder	9,000	06/27/2001	120	75.00
Dockter, Carol and Tim	300	06/15/2001	120	2.50
Markel, Prent and Mary	250	06/15/2001	120	2.08
Sayler, Cleaton & Ramona Trust	5,000	07/01/2001	120	41.67
Ramsdell, Kristi	20,000	07/12/2001	120	166.67
Tobolt, Kathy TOD James	55	07/01/2001	120	0.46
Dockter, Carol and Tim	300	07/17/2001	120	2.50
Markel, Prent and Mary	250	07/17/2001	120	2.08
Frederick, Travis (West Brand) IRA	2,000	07/26/2001	120	16.67
Tobolt, Kathy TOD James	55	08/01/2001	120	0.46
Dockter, Carol and Tim	300	08/16/2001	120	2.50
Markel, Prent and Mary	250	08/16/2001	120	2.08
Ulrich, Charles (WestBrand) IRA	5,036	08/23/2001	120	41.96
Schroeder, Cleo	7,000	08/24/2001	120	58.33
Scmidt, Herb	1,000	08/27/2001	120	8.33
Grindberg, George & Carol	10,000	08/30/2001	120	83.33
Tobolt, Kathy TOD James	55	08/31/2001	120	0.46
Becker, Leonard & JoAnn	10,000	09/06/2001	120	83.33
Pfenning, Edward & Erna	12,000	09/10/2001	120	100.00
Langley, Byron J	12,000	09/20/2001	120	100.00
Gibb, Robert Jr.	10,000	09/25/2001	120	83.33
Slagg, Ernest E Jr.	25,000	09/26/2001	120	208.33
Krebsbach, Brenda L	2,400	09/28/2001	120	20.00
Dockter, Carol and Tim	300	09/15/2001	120	2.50
Markel, Prent and Mary	150	09/15/2001	120	1.25
Tobolt, Kathy TOD James	55	09/30/2001	120	0.46
Linnertz, Dennis	10,000	10/09/2001	120	83.33
Stevens, Kirk J & Mary	26,570	10/10/2001	120	221.42
Dockter, Carol and Tim	300	10/15/2001	120	2.50
Markel, Prent and Mary	150	10/15/2001	120	1.25
Tobolt, Kathy TOD James	55	10/31/2001	120	0.46
Total new investments	772,347			6,436.22
** Dividends Reinvested	230,184		108	2,131.33
Total	1,002,531			8,567.55

** Per Dividend reinvestment plan (please additional attachment)

SUBSCRIPTION AGREEMENT

Dakota Real Estate Investment Trust
1121 Westrac Drive, Suite 108
Fargo, ND 58103

Broker-Dealer_____

_____

Registered Representative_____

Gentlemen:

The undersigned hereby tenders this subscription and applies for the purchase of Units of Beneficial Interest (Shares) of Dakota Real Estate Investment Trust, a North Dakota registered business trust (the "Trust").

1.   **Purchase: Terms of Offering.** Subject to the terms and conditions of this Subscription Agreement and the Subscriber Certification, Warranties and Representations set forth on the reverse side hereof, the undersigned irrevocably agrees to purchase Units of Beneficial Interest of the Trust

2.   **Title.** The undersigned desires to take title to this interest as follows (check one):

☐ (a) Individual Ownership
☐ (b) Joint Tenancy (with right of survivorship)
☐ (c) Tenancy in Common
☐ (d) Other Entity Ownership: _____

The exact spelling of the name(s) under which title to the Units of Beneficial Interest (Shares) shall be taken is (please print):

_____

_____

3.   **Dividend Payment Preference.** ☐ Dividends paid in cash. ☐ Dividends Accepted in Additional Units.

4.   **Acceptance.** Execution and delivery of this Subscription Agreement and tender of the payment referenced below shall and does constitute an irrevocable offer to purchase the Units of Beneficial Interest (Shares) indicated.

TOTAL UNITS (SHARES) SUBSCRIBED: _____   DOLLAR AMOUNT: $_____

MAKE ALL CHECKS PAYABLE TO: Dakota Real Estate Investment Trust

_____
Signature — Individual or in Representative Capacity
☐ Authorized Representative of: _____

_____

_____
Signature
[Only if any box (✓) above would ordinarily require a second signature, such as (b) or (c).]

Dated: _____

Dated: _____

_____
Please print name (Investor)

_____
Please print joint owner's name (if any)

_____
Street

_____
City   State   ZIP

Front Side

Exhibit 4(a)

DAKOTA REAL ESTATE INVESTMENT TRUST

SUBSCRIBER CERTIFICATION, WARRANTIES AND REPRESENTATIONS

The Subscriber to this Subscription Agreement hereby agrees, represents and certifies:

1.   That it is a bona fide resident of the state of North Dakota or Minnesota and is otherwise eligible to become an owner of Units of Beneficial Interest of **DAKOTA REIT.**

2.   That said Subscriber is either a natural person or other legally recognized entity, and has the investment knowledge, and business judgment and sophistication to make this investment.

3.   That said Subscriber, if a resident of North Dakota, has either (i) a minimum annual gross income of at least $45,000 and a minimum net worth (exclusive of home, home furnishings and automobiles) of $45,000; or (ii) a net worth (determined with the foregoing exclusions) of at least $150,000. Assets included in the computation of net worth may be valued at fair market value. Gross annual income is based upon actual income an investor had during the last tax year, or is estimated to have during the current tax year. This suitability standard shall not apply to purchases of less than $25,000 of Units of Beneficial Interest in cases where such subscription does not exceed ten percent (10%) of the Subscriber's net worth, which in all cases shall be calculated exclusive of home, furnishings, and personal automobiles.

That said Subscriber, if a resident of Minnesota, has either (i) a minimum annual gross income of at least $60,000 and a minimum net worth (exclusive of home, home furnishings and automobiles) of $60,000; or (ii) a net worth (determined with the foregoing exclusions) of at least $225,000. Assets included in the computation of net worth may be valued at fair market value. Gross annual income is based upon actual income an investor had during the last tax year, or is estimated to have during the current tax year.

4.   Subscriber hereby intentionally executes the completed Subscription Agreement, including the signature page, and by doing so and returning the same to the Trust certifies to the accuracy of the representations being made herein and further agrees to be bound by all of the provisions of the entire Subscription Agreement.

5.   The Sponsor or any person selling these shares on behalf of the Sponsor or the Trust may not complete a sale of shares to a shareholder until at least five business days after the date the shareholder receives a final prospectus. The Sponsor or the person designated by the Sponsor shall send each shareholder a confirmation of his or her purchase.

The Subscriber, by signing below, acknowledges and certifies each of the warranties and representations set forth above.

_____

Signature of Subscriber

PURCHASER REPRESENTATIVE QUESTIONNAIRE

Dakota Real Estate Investment Trust

Name of Investor _____

Please complete the following questionnaire fully, attaching additional sheets if necessary.

1.   Name _____

      Business Address _____

2.   Present occupation or position, indicating period of such practice or employment and field of professional specialization, if any.

3.   List any business or professional education, including degrees received, if any.

4.   Have you had prior experience in advising clients with respect to investments of this type?

      Yes _____   No _____

5.   List any professional licenses or registrations, including bar admissions, accounting certificates, real estate brokerage licenses, and SEC or state broker-dealer registrations or licenses held by you.

6.   Describe generally any business, financial, or investment experience that would help you to evaluate the merits and risks of this investment.

7.   State how long you have known the Investor and in what capacity.

8.   Except as set forth in subparagraph (a) below, neither I nor any of my affiliates have any material relationship with Dakota Real Estate Investment Trust, a North Dakota registered business trust (the "Trust"), or any of its affiliates; no such material relationship has existed at any time during the previous two years; and no such material relationship is mutually understood to be contemplated.

(a) _____

_____

(b)   If a material relationship is disclosed in subparagraph (a) above, indicate the amount of compensation received or to be received as a result of such relationship.

9.   In advising the Investor in connection with Investor's prospective investment in the Trust, I will be relying in part on the Investor's own experience in certain areas.

Yes _____   No _____

10. In advising the Investor in connection with the Investor's prospective investment in the Trust, I will be relying in part on the expertise of an additional Purchaser Representative or Representatives.

Yes _____   No _____

If "Yes," give the name and address of such additional Representative or Representatives.

11. I understand that the Trust will be relying on the accuracy and completeness of my response to the foregoing questions, and I represent and warrant to the Trust as follows:

(i)   I am acting as Purchaser Representative for the Investor in connection with evaluating the merits and risks of the prospective investment by the Investor in the Company.

(ii)   The answers to the above questions are true and correct and may be relied upon by the Company in determining whether the offering in connection with which I have executed this questionnaire is exempt from registration under Sections 3(b) and 4(2) of the Securities Act of 1933, as amended, and Regulation D which has been promulgated thereunder;

(iii) To the best of my knowledge, the information contained in the Investor's Suitability Questionnaire, which I have reviewed, is true and correct, and, in my opinion, the Investor is capable of bearing the economic risk of the proposed investment;

(iv)   I have received a copy of the Trust's Offering Circular dated _____, and have reviewed the same with the Investor.

(v)   The representations, warranties and acknowledgments made by the Investor in his Subscription Agreement which pertain to me are true and correct, and those which pertain to the Investor, to the best of my knowledge, are true and correct;

(vi)   I am not an affiliate of the Trust or any of its Affiliates;

(vii)   I have disclosed to the Investor in writing any material relationship which I have with the Trust or its Affiliates disclosed in answer to Question 8 above; and

(viii)   I personally (or together with the Investor or the additional Purchaser Representative or Representatives indicated above) have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of the Investors prospective investment in the Trust.

Dated: _____

_____

(Signature of Purchaser Representative)

_____

(Printed Name of Purchaser Representative)

PROPERTIES ACQUIRED AND TRANSACTIONS WITH AFFILIATES

Date Purchased	Property Investment	Description	Purchase Price	Affiliate
09/30/97	Wheatland Place Apartments 1	24 Unit Residential Apartment Fargo, North Dakota	$1,115,000	Valley Realty, Inc. (1)
04/01/98	Wheatland Place Apartments 2	24 Unit Residential Apartment Fargo, North Dakota	$1,115,000	Valley Realty, Inc. (1)
07/01/98	Wheatland Place Apartments 3	24 Unit Residential Apartment Fargo, North Dakota	$1,115,000	Valley Realty, Inc. (1)
07/01/98	Wheatland Townhomes 1	10 Unit Residential Townhome Fargo, North Dakota	$740,000	Ryan Gaukler LLP (2)
07/01/98	Westlake Townhomes	12 Unit Residential Townhome Fargo, North Dakota	$840,000	Ryan Gaukler LLP (2)
10/01/98	Wheatland Place Apartments 4	24 Unit Residential Apartment Fargo, North Dakota	$1,165,000	Valley Realty, Inc. (1)
07/01/99	Wheatland Townhomes 2	18 Unit Residential Townhome Fargo, North Dakota	$1,135,000	Valley Realty, Inc. (1)
04/01/00	Wheatland Place Apartments 5	24 Unit Residential Apartment Fargo, North Dakota	$1,210,000	George Gaukler
04/01/00	Wheatland Place Apartments 6	24 Unit Residential Apartment Fargo, North Dakota	$1,210,000	George Gaukler
01/08/01	Limited Partner Interest in South Washington Real Estate Investment Limited Partnership (SWREILP)	SWREILP owns an interest in the Richard P. Stadter Psychiatric Hospital in Grand Forks, North Dakota	$270,000	SWREILP (3)
07/01/01	Wheatland Place Apartments 8	24 Unit Residential Apartment Fargo, North Dakota	$1,250,000	George Gaukler

EXHIBIT 4(b)

01/19/01	Pre Limited Liability Limited Partnership (Pre LLLP)	Pre LLLP is the owner of a pharmaceutical research facility being leased to PRACS Institute, Ltd. in Fargo, ND	$200,000	PreLLLP (4)
08/01/01	Wheatland Place Apartments 7	24 Unit Residential Apartment Fargo, North Dakota	$1,250,000	Wheatland Apartments VII (5)

TRANSACTIONS WITH AFFILIATES

(1) Valley Realty, Inc.   George Gaukler, REIT Board Member, is President and substantial owner

(2) Ryan Gaukler Partnership   Is owned by George Gaukler and Stan Ryan, REIT Board Member

(3) SWREILP   Kevin Christianson, REIT Board member, is President of the General Partner, Grand Forks Land Co.

(4) Pre LLLP   Georg Gaukler, REIT Board Member, is a General Partner

(5) Wheatland Apt. VII   George Gaukler, REIT Board Member, is an owner

DAKOTA REIT
Dividend Reinvestment Plan

Dakota REIT offers its share holders the opportunity to reinvest their cash dividend in additional shares of beneficial interest in Dakota REIT. Shares purchased under this plan will be discounted from the most recent public offering by 10%. The Shares issued will be qualified as part of the then current Regulation A offering.

A shareholder may join the plan at any time. The initial subscription agreement will ask the subscriber whether they want dividends paid in cash or in additional shares. Subsequently, a shareholder may opt out of the plan and choose dividends paid in cash, or a portion of the dividend paid in additional shares and a portion in cash. A shareholder may change his/her plan status at any time, by signing an authorization form. Forms may be obtained by writing: Dakota REIT Management Inc., 1121 Westrac Dr. Suite 108, Fargo, ND 58103 or by calling (701) 239-6879.

The Board of Trustees, on the date of dividend declaration, will specify a date of record to determine the recipient of dividends to be paid for that period. Reinvestment of those dividends will be made on the dividend payment date (generally within 10 days) after the date of declaration by the Board of Trustees.

A statement will be sent to each shareholder on the payment date, detailing the amount of dividends declared, the number of shares purchased and the price per share. The report will also include cumulated information. Annually, each shareholder will receive an IRS Form 1099-Div showing reportable income for tax purposes.

Share holders will pay no brokerage fees and Dakota REIT will not charge a fee in administering the dividend reinvestment plan.

Exhibit 5(a)



Valley Rental Service

HOWARD H. TRAPP
Property Manager

1330 WEST MAIN ST. - BOX 446 - VALLEY CITY, NORTH DAKOTA 58072

PHONE 701-845-1601 — TDD# 1-800-365-6888

Fax - 701-845-0936

Service Agreement

This service agreement is between Wheatland Place Apartments and Valley Rental Service Inc. concerning the three 24 plexes known as Wheatland Place Apartments located at 3302, 3322 and 3342 31st Ave. SW, Fargo, North Dakota.

This agreement becomes effective October 1, 1998 and shall continue in effect until terminated by either party upon a 30 day written notice.

Valley Rental Service Inc. will provide the following services:

1. Collect rent and pay the bills.
2. Provide the owner with quarterly financial statements.
3. Properly advertise and show the apartments in order to keep them rented. (The cost of advertising will be paid by the project.
4. Oversee the cleaning and maintenance of the building.
5. Provide a caretaker for the building.
6. Look after the general operation of the building.

Valley Rental Service Inc. will receive the following compensation:

1. A management service fee of 4% of the net rent collected each month.
2. Reimbursement for the cost of providing the following:
   A. A building caretaker.
   B. Cleaning the common area.
   C. An hourly charge for repairs and maintenance by Valley Rental Service maintenance personnel.

This agreement may be modified at any time by mutual consent of both parties.

Valley Rental Service Inc.
Howard H. Trapp, Property Manager

Wheatland Place Apartments
Dakota REIT
Gorman King, Jr., President

ch4.howard.whtpl

Exhibit 6(a)

Equal Housing Opportunity

Valley Rental  Service

HOWARD H. TRAPP
Property Manager

1330 WEST MAIN ST. - BOX 446 - VALLEY CITY, NORTH DAKOTA 58072

PHONE 701-845-1601   TDD# 1-800-365-6888
Fax - 701-845-0936

Service Agreement

This service agreement is between Westlake/Wheatland Townhomes and Valley Rental Service Inc. concerning the two townhome complexes known as Westlake/ Wheatland Townhomes located at 32nd St. SW and 31st Ave. SW, Fargo, North Dakota.

This agreement becomes effective July 1, 1998 and shall continue in effect until terminated by either party upon a 30 day written notice.

Valley Rental Service Inc. will provide the following services:

1. Collect rent and pay the bills.
2. Provide the owner with quarterly financial statements.
3. Properly advertise and show the apartments in order to keep them rented. (The cost of advertising will be paid by the project.
4. Oversee the cleaning and maintenance of the building.
5. Provide a caretaker for the building.
6. Look after the general operation of the building.

Valley Rental Service Inc. will receive the following compensation:

1. A management service fee of 4% of the net rent collected each month.
2. Reimbursement for the cost of providing the following:
   A. A building caretaker.
   B. Cleaning the common area.
   C. An hourly charge for repairs and maintenance by Valley Rental Service maintenance personnel.

This agreement may be modified at any time by mutual consent of both parties.

Valley Rental Service Inc.
Howard H. Trapp, Property Manager

Westlake/Wheatland Townhomes
Dakota REIT
Gorman King, Jr., President

ch4.hovard.wstwht

Exhibit 6(b)

Equal Housing Opportunity

Valley Rental Service

HOWARD H. TRAPP
Property Manager

1400 WEST MAIN ST. - BOX 420 - VALLEY CITY, NORTH DAKOTA 58072

PHONE 701-845-1601   TDD# 1-800-366-6888

FAX   701-845-0936

Service Agreement

This service agreement is between Dakota REIT, Fargo, North Dakota and Valley Rental Service Inc., Valley City, North Dakota concerning the 24 unit apartment building known as Wheatland Place IV, 3063 34th St. SW.

This agreement becomes effective October 1, 1998 and shall continue in effect until terminated by either party upon a 30 day written notice.

Valley Rental Service Inc. will provide the following services:

1. Collect rent and pay the bills.
2. Provide the owner with quarterly financial statements.
3. Properly advertise and show the apartments in order to keep them rented. (The cost of advertising will be paid by the project.
4. Oversee the cleaning and maintenance of the building.
5. Provide a caretaker for the building.
6. Look after the general operation of the building.

Valley Rental Service Inc. will receive the following compensation:

1. A management service fee of 4% of the net rent collected each month.
2. Reimbursement for the cost of providing the following:
   A. A building caretaker.
   B. Cleaning the common area.
   C. An hourly charge for repairs and maintenance by Valley Rental Service maintenance personnel.

This agreement may be modified at any time by mutual consent of both parties.

Valley Rental Service Inc.
Howard H. Trapp, Property Manager

Wheatland Place Apartments
Dakota REIT
Gorman King, Jr., President

ch4.howard.whtpl

Equal Housing Opportunity

Exhibit 6(c)

Valley Rental Service

HOWARD H. TRAPP
Property Manager

1400 WEST MAIN ST. - BOX 420 - VALLEY CITY, NORTH DAKOTA 58072

PHONE 701-845-1601   TDD# 1-800-366-6888

FAX 701-845-0936

Service Agreement

This service agreement is between Dakota REIT, Fargo, North Dakota and Valley Rental Service Inc., Valley City, North Dakota concerning the 18 unit townhomes known as Wheatland Townhomes II, 3040-3078 34th St. SW.

This agreement becomes effective July, 1, 1999 and shall continue in effect until terminated by either party upon a 30 day written notice.

Valley Rental Service Inc. will provide the following services:

1. Collect rent and pay the bills.
2. Provide the owner with quarterly financial statements.
3. Properly advertise and show the apartments in order to keep them rented. (The cost of advertising will be paid by the project.
4. Oversee the cleaning and maintenance of the building.
5. Provide a caretaker for the building.
6. Look after the general operation of the building.

Valley Rental Service Inc. will receive the following compensation:

1. A management service fee of 4% of the net rent collected each month.
2. Reimbursement for the cost of providing the following:
   A. A building caretaker.
   B. Cleaning the common area.
   C. An hourly charge for repairs and maintenance by Valley Rental Service maintenance personnel.

This agreement may be modified at any time by mutual consent of both parties.

Valley Rental Service Inc.
Howard H. Trapp, Property Manager

Wheatland Place Apartments
Dakota REIT
Gorman King, Jr., President

ch4.howard.whtpl

Equal Housing Opportunity

Exhibit 6(d)



Valley Rental Service

HOWARD H. TRAPP
Property Manager

1400 WEST MAIN ST. - BOX 420 - VALLEY CITY, NORTH DAKOTA 58072

PHONE 701-845-1601   TDD# 1-800-366-6888

FAX 701-845-0936

Service Agreement

This service agreement is between Dakota REIT, Fargo, North Dakota and Valley Rental Service Inc., Valley City, North Dakota concerning the 48 unit apartment known as Wheatland V & VI, 3501, 3511 30th Ave. SW.

This agreement becomes effective April 1, 2000 and shall continue in effect until terminated by either party upon a 30 day written notice.

Valley Rental Service Inc. will provide the following services:

1. Collect rent and pay the bills.
2. Provide the owner with quarterly financial statements.
3. Properly advertise and show the apartments in order to keep them rented. (The cost of advertising will be paid by the project.
4. Oversee the cleaning and maintenance of the building.
5. Provide a caretaker for the building.
6. Look after the general operation of the building.

Valley Rental Service Inc. will receive the following compensation:

1. A management service fee of 4% of the net rent collected each month.
2. Reimbursement for the cost of providing the following:
   A. A building caretaker.
   B. Cleaning the common area.
   C. An hourly charge for repairs and maintenance by Valley Rental Service maintenance personnel.

This agreement may be modified at any time by mutual consent of both parties.

Valley Rental Service Inc.
Howard H. Trapp, Property Manager

Wheatland Place Apartments
Dakota REIT
Gorman King, Jr., President

ch4.howard.whtpl

Equal Housing Opportunity

Exhibit 6(e)

ADVISORY MANAGEMENT AGREEMENT

THIS ADVISORY MANAGEMENT AGREEMENT is between DAKOTA REAL ESTATE INVESTMENT TRUST (REIT) and DAKOTA REIT MANAGEMENT, INC. (Management Inc.)

1. PURPOSE: Management Inc. located at 1121 Westrac Dr. #108, Fargo, ND 58103, was formed for the purpose of providing management services to the REIT.

2. DUTIES: Under the direction of the Board of Trustees, Management Inc. shall be responsible for all operations of Dakota REIT, and carry out the terms of the Amended and Restated Declaration of Trust, the provisions of Dakota UPREIT Limited Partnership, and all public and private offerings.

3. MANAGEMENT RESPONSIBILITIES:

   a) Provide office space and staff
   b) Conduct daily operations
   c) Maintain books and records
   d) Prepare quarterly financial reports
   e) Maintain stockholders records
   f) Prepare annual reports
   g) Disburse dividends
   h) Prepare trustee reports as needed
   i) Advise trustees as to investment decisions

4. EXPENSES: Management Inc., at its expense, shall provide office staff, equipment, and supplies necessary to conduct the day-to-day affairs of REIT. Letterhead, forms, reports, and postage specific to REIT will be paid by REIT.

5. COMPENSATION:

   a) Management: .8 of 1% of the net invested assets of the REIT annually, prorated and paid monthly.
   b) Acquisition fee: .5 of 1% of an acquisition cost, up to a maximum acquisition cost of $2,500,000.

6. TERM and TERMINATION:

   This Agreement is effective as of ___*4 - 22 - 01*___ and is renewable annually.
   This contract may be terminated by a majority of independent trustees, or the Advisor, upon 60 days written notice.

DAKOTA REIT MANAGEMENT, INC.

Dated: ___*4 - 23 - 01*___   By: _____
                                          George Gaukler (President)

DAKOTA REAL ESTATE INVESTMENT TRUST

Dated: ___*4 - 22 - 01*___   By: _____
                                          Gorman H. King, Jr. (Its President)

CONTRACT FOR DEED

THIS AGREEMENT, Made and entered into this 10ᵗʰ day of December, 1998, effective as of October 1, 1998, by and between **Valley Realty, Inc., a corporation (SELLER)**, whose post office address is P.O. Box 446, Valley City, North Dakota 58072, and **Dakota Real Estate Investment Trust (PURCHASER)**, whose post office address is 1121 Westrac Drive, First Floor, Fargo, North Dakota 58103.

WITNESSETH, That the said seller, in consideration of the covenants and agreements of said purchaser, hereinafter contained, hereby sells and agrees to convey unto the said purchaser, or its assigns, by deed of warranty upon the prompt and full performance of said purchaser of its part of this agreement, the following described premises, situated in the County of Cass and State of North Dakota, to-wit:

> Lot Five (5), in Block Two (2), of Wheatland Second Addition to the City of Fargo, Cass County, North Dakota, according to the certified plat thereof on file and of record in the office of the Register of Deeds, Cass County, North Dakota;

and to furnish an Abstract of Title therewith.

And said purchaser, in consideration of the premises, hereby agrees to pay said seller, as and for the purchase price of said premises, the sum of One Million One Hundred Sixty-five Thousand and No/100 ($1,165,000.00) Dollars, in manner and times following, to-wit:

> The sum of $340,000.00 in cash and in the form of a non interest bearing promissory note payable on demand, with the balance of $825,000.00 with interest thereon from October 1, 1998, at the rate of 9% per annum payable in installments as follows: $7,208.00 on November 1, 1998, and a like and equal sum on the 1ˢᵗ day of each month thereafter until October 1, 1999, when any remaining balance shall be due and payable, each installment including interest to be applied first upon accrued interest and the balance upon principal.

Real estate taxes shall be prorated to October 1, 1998, the seller responsible for payment of all taxes to such date and the purchaser responsible for all taxes after such date. Special assessments for improvements in place shall be paid in full by the seller. The purchaser will be

-1-

responsible for any future improvements to serve the premises and to pay any special assessments therefor.

The purchaser will keep all buildings and improvements upon said premises insured for their full insurable value with loss payable clause to the seller.

Should default be made on the payment of said several sums of money, or any or either of them, or any part thereof, or in the payment of said interest or taxes or any part thereof, or in any of the covenants herein to be by said purchaser kept or performed, then this agreement to be void, at the election of said seller, time being the essence of this agreement. And in case of default by said purchaser, in whole or in part, in any or either of the covenants of this agreement to be the purchaser kept and performed, the purchaser hereby agrees upon demand of said seller, quietly and peaceably to surrender to the seller possession of said premises and every part thereof, it being understood that until such default, said purchaser will have possession of said premises, and that in case of such default, or any default by the purchaser in any of the terms of this agreement, the seller shall have the right to declare the entire purchase price and any and all taxes and insurance premiums advanced or paid by the seller, together with interest on said purchase price and payments or advances by the seller, to be immediately due and payable; and that in the event of the cancellation of this agreement, the seller shall have the right to retain all the payments made hereunder by the purchaser prior to the cancellation or forfeiture, and all of the improvements or additions made by the purchaser upon said premises prior to cancellation and forfeiture, as and for agreed and liquidated damages or the failure of the purchaser to carry out the terms of this agreement, and as and for the use and occupation of said premises prior to such forfeiture and cancellation.

This contract is not transferable or assignable by the respective parties hereto, nor can the real property described herein be sold or further encumbered, without the written consent of seller, which consent will not be unreasonably withheld.

This agreement and the stipulations contained herein shall inure to the benefit of and bind the heirs, personal representatives, successors and assigns of the respective parties hereto, as well as the parties hereto themselves.

The purchaser certifies that the current sale price of the property described within this instrument is $1,165,000.00.

_____ Date _____
(Purchaser or Agent)

IN TESTIMONY WHEREOF, Both parties have hereunto set their hands and seals the day and year first above written.

VALLEY REALTY, INC., a corporation

By _____
George Gaukler, President

SELLER

DAKOTA REAL ESTATE INVESTMENT TRUST

By _____
Gorman King, Jr., President

PURCHASER

STATE OF NORTH DAKOTA,

SS.

COUNTY OF BARNES.

On this 10th day of December, 1998, before me personally appeared George Gaukler, known to me to be the President of Valley Realty, Inc., the corporation that is described in and that executed the foregoing instrument, and acknowledged to me that such corporation executed the same.

(SEAL)

> JAMES P. KNUTSON
> Notary Public, STATE OF NORTH DAKOTA
> My Commission Expires JULY 10, 2004

_____
James P. Knutson, Notary Public
Barnes County, North Dakota
My commission expires July 10, 2004

-3-

STATE OF NORTH DAKOTA,

                                        SS.

COUNTY OF _Cass_____.

On this 10th day of December, 1998, before me personally appeared Gorman King, Jr., known to me to be the President of Dakota Real Estate Investment Trust that is described in and that executed the foregoing instrument, and acknowledged to me that such real estate investment trust executed the same.

(SEAL)

| JAMES P. KNUTSON |
| Notary Public, STATE OF NORTH DAKOTA |
| My Commission Expires JULY 10, 2004 |

James P. Knutson, Notary Public
Barnes County, North Dakota
My commission expires July 10, 2004

CONTRACT FOR DEED

THIS AGREEMENT, Made and entered into this 1ˢᵗ day of July, 1999, by and between Valley Realty, Inc., a corporation (SELLER), whose post office address is P.O. Box 446, Valley City, North Dakota 58072, and Dakota Real Estate Investment Trust (PURCHASER), whose post office address is 1121 Westrac Drive, First Floor, Fargo, North Dakota 58103.

WITNESSETH, That the said seller, in consideration of the covenants and agreements of said purchaser, hereinafter contained, hereby sells and agrees to convey unto the said purchaser, or its assigns, by deed of warranty upon the prompt and full performance of said purchaser of its part of this agreement, the following described premises, situated in the County of Cass and State of North Dakota, to-wit:

> Lot Ten (10), in Block One (1), of Wheatland Second Addition, A Replat of Lots One (1), Two (2), Five (5), and Six (6), Block One (12), Virgil Montplaisir Second Subdivision in the City of Fargo, Cass County, North Dakota, according to the certified plat thereof on file and of record in the office of the Register of Deeds, Barnes County, North Dakota;

and to furnish an Abstract of Title therewith.

And said purchaser, in consideration of the premises, hereby agrees to pay said seller, as and for the purchase price of said premises, the sum of One Million Three Hundred Fifty Thousand and No/100 ($1,350,000.00) Dollars, in manner and times following, to-wit:

> The sum of $350,000.00, the receipt of which is hereby acknowledged, with the balance of $1,000,000.00 with interest thereon from July 1, 1999, at the rate of 8½% per annum payable in installments as follows: Monthly interest payments of $7,083.33 commencing August 1, 1999, and a like and equal sum on the 1ˢᵗ day of each month thereafter until July 1, 2001, when any remaining interest and the full principal balance of $1,000,000.00 shall be due and payable.

Real estate taxes shall be prorated to July 1, 1999, the seller responsible for payment of all taxes to such date and the purchaser responsible for all taxes after such date. Special assessments for improvements in place shall be paid in full by the seller. The purchaser will be responsible for any future improvements to serve the premises and to pay any special assessments therefor.

Prepayment of any portion of the principal may be made at any time at the option of the

-1-

Exhibit 6(h)

purchaser. Any such prepayments shall be applied to the installments last to become due under this contract and shall not affect the obligation of the purchaser to pay the remaining installments as scheduled herein.

The purchaser will keep all buildings and improvements upon said premises insured for their full insurable value with loss payable clause to the seller.

Should default be made on the payment of said several sums of money, or any or either of them, or any part thereof, or in the payment of said interest or taxes or any part thereof, or in any of the covenants herein to be by said purchaser kept or performed, then this agreement to be void, at the election of said seller, time being the essence of this agreement. And in case of default by said purchaser, in whole or in part, in any or either of the covenants of this agreement to be the purchaser kept and performed, the purchaser hereby agrees upon demand of said seller, quietly and peaceably to surrender to the seller possession of said premises and every part thereof, it being understood that until such default, said purchaser will have possession of said premises, and that in case of such default, or any default by the purchaser in any of the terms of this agreement, the seller shall have the right to declare the entire purchase price and any and all taxes and insurance premiums advanced or paid by the seller, together with interest on said purchase price and payments or advances by the seller, to be immediately due and payable; and that in the event of the cancellation of this agreement, the seller shall have the right to retain all the payments made hereunder by the purchaser prior to the cancellation or forfeiture, and all of the improvements or additions made by the purchaser upon said premises prior to cancellation and forfeiture, as and for agreed and liquidated damages or the failure of the purchaser to carry out the terms of this agreement, and as and for the use and occupation of said premises prior to such forfeiture and cancellation.

This contract is not transferable or assignable by the respective parties hereto, nor can the real property described herein be sold or further encumbered, without the written consent of seller, which consent will not be unreasonably withheld.

This agreement and the stipulations contained herein shall inure to the benefit of and bind the heirs, personal representatives, successors and assigns of the respective parties hereto, as well

as the parties hereto themselves.

The purchaser certifies that the current sale price of the property described within this instrument is $1,350,000.00.

_____ Date 7-14-99
(Purchaser or Agent)

IN TESTIMONY WHEREOF, Both parties have hereunto set their hands and seals the day and year first above written.

VALLEY REALTY, INC., a corporation

By _____
George Gaukler, President

SELLER

DAKOTA REAL ESTATE INVESTMENT TRUST

By _____
German King, Jr., President

PURCHASER

STATE OF NORTH DAKOTA,
                                          SS.
COUNTY OF Barnes   .

On this 12th day of July, 1999, before me personally appeared George Gaukler, known to me to be the President of Valley Realty, Inc., the corporation that is described in and that executed the foregoing instrument, and acknowledged to me that such corporation executed the same.

(SEAL)

JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

_____
_____, Notary Public
_____ County, North Dakota
My commission expires _____

-3-

STATE OF NORTH DAKOTA,
                                    SS.
COUNTY OF _Barnes_ .

On this _14_ day of July, 1999, before me personally appeared Gorman King, Jr., known to me to be the President of Dakota Real Estate Investment Trust that is described in and that executed the foregoing instrument, and acknowledged to me that such real estate investment trust executed the same.

(SEAL)

JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

_____
_____Notary Public
_____ County, North Dakota
My commission expires_____

-4-

INSTALLMENT NOTE

FOR VALUE RECEIVED, the undersigned, DAKOTA REAL ESTATE INVESTMENT TRUST promises to pay to the order of GEORGE GAUKLER, P.O. Box 446, Valley City, North Dakota 58072, the principal sum of Two Hundred Fifty Thousand and No/100 ($250,000.00) Dollars, with interest from April 1, 2000, at the rate of eight percent (8%) per annum, in installments as follows:

> Interest only payable on May 15, 2000, and on the same day of each month thereafter until April 15, 2002, when the principal amount and all unpaid interest shall be due and payable.

Prepayments of scheduled installments, or any portion thereof, may be made at any time at the option of the borrowers. Prepayments shall be applied to the installments last to become due under this note and shall not affect the obligation of the borrower to pay the remaining installments as scheduled herein.

In the event of default in the payment of any of the installments as provided, time being of the essence of this instrument, the holder of this note, without notice or demand, may declare the entire principal sum then unpaid, together with accrued interest thereon, immediately due and payable.

Dated this __27th__ day of April, 2000.

DAKOTA REAL ESTATE INVESTMENT TRUST

By_____

Gorman King, Jr., President

Exhibit 6(1)

Settlement Statement

Seller: George Gaukler

Purchaser: Dakota REIT

Property: Lot 2 & 3, Blk 1, Wheatland Addition of City of Fargo, North Dakota

Settlement Date: April 1, 2000

Assumption: Dakota REIT to assume existing mortgages at State Bank of Fargo

Purchase Price: $2,420,000.00

Down Payment: Cash $250,000.00
                        Note $250,000.00

Assumption of Assets and Liabilities as of April 1, 2000.
Balance sheet attached.

WHEATLAND APTS 5
Balance Sheet
March 31, 2000

ASSETS

CASH HELD BY MNGMNT	11,208.30
RENTS RECEIVABLE	272.20
RECEIVABLE VRINC	1,444.92
PREPAID INSURANCE	0.00
CASH ESCROW	0.00
SEC DEP SAVINGS	5,890.00
REPLACEMENT RESERVE	0.00
LAND	90,000.00
LAND IMPROVEMENTS	80,000.00
BUILDING	910,000.00
FURN & FIXTURES	130,000.00
ACCUM DEPR	0.00

TOTAL ASSETS	1,228,815.42
	=========

LIABILITIES

ACCOUNTS PAYABLE	2,906.24
ACCRUED RE TAXES	5,500.00
TENANTS DEPOSITS	6,350.00
DUE TO VRINC	0.00
ACCRUED INTEREST	4,199.38
DUE TO GAUKLER	250,000.00
MORTGAGE PAYABLE	959,859.80

TOTAL LIABILITIES	1,228,815.42

SHAREHOLDERS' EQUITY

EQUITY	0.00
TRANSFERS	0.00
RETAINED EARNINGS	0.00
	0.00
INCOME (LOSS)	0.00

WORKING CAPITAL	0.00

TOTAL LIAB & EQUITY	1,228,815.42
	=========

WHEATLAND APTS 6
Balance Sheet
March 31, 2000

ASSETS

CASH HELD BY MNGMNT	(3,370.17)
RENTS RECEIVABLE	588.89
RECEIVABLE VRINC	15,207.56
PREPAID INSURANCE	0.00
CASH ESCROW	0.00
SEC DEP SAVINGS	6,390.00
REPLACEMENT RESERVE	0.00
LAND	90,000.00
LAND IMPROVEMENTS	80,000.00
BUILDING	910,000.00
FURN & FIXTURES	130,000.00
ACCUM DEPR	0.00
TOTAL ASSETS	**1,228,816.28**

LIABILITIES

ACCOUNTS PAYABLE	2,757.10
ACCRUED RE TAXES	5,500.00
TENANTS DEPOSITS	6,500.00
DUE TO VRINC	0.00
ACCRUED INTEREST	4,199.38
DUE TO GAUKLER	250,000.00
MORTGAGE PAYABLE	959,859.80
TOTAL LIABILITIES	**1,228,816.28**

SHAREHOLDERS' EQUITY

EQUITY	0.00
TRANSFERS	0.00
RETAINED EARNINGS	0.00
	0.00
NET INCOME (LOSS)	0.00
WORKING CAPITAL	0.00
TOTAL LIAB & EQUITY	**1,228,816.28**

WARRANTY DEED

THIS INDENTURE, Made this _9th_ day of _August_, 2001, between VALLEY REALTY, INC., a corporation, grantor, and DAKOTA UPREIT LIMITED PARTNERSHIP, a North Dakota limited partnership, grantee, whose post office address is 1121 Westrac Drive, First Floor, Fargo, North Dakota 58103.

WITNESSETH, That the said grantor, in consideration of the sum of One and No/100 ($1.00) Dollar and other valuable consideration to it in hand paid by said grantee, receipt whereof is hereby acknowledged, does by these presents, GRANT, BARGAIN, SELL and CONVEY to the grantee, its successors and assigns, all of the following real estate lying and being in the County of Benson, State of North Dakota, described as follows, to-wit:

> Lot Ten (10), in Block One (1), of Wheatland Second Addition, A Replat of Lots One (1), Two (2), Five (5), and Six (6), Block One (1), Virgil Montplaisir Second Subdivision in the City of Fargo, Cass County, North Dakota, according to the certified plat thereof on file and of record in the office of the Register of Deeds, Cass County, North Dakota.

TO HAVE AND TO HOLD THE SAME, Together with all the hereditaments and appurtenances thereunto belonging or in anywise appertaining to the said grantee, its successors and assigns, FOREVER. And the said grantor, for itself and its successors, does covenant with the grantee, its successors and assigns, that it is well seized in fee of the land and premises aforesaid, and has good right to sell and convey the same in manner and form aforesaid; and that the same are free from all incumbrances, whatsoever; and the above bargained and granted lands and premises,

-1-

Exhibit 6(j)

in the quiet and peaceable possession of the said grantee, its successors and assigns, against all

persons lawfully claiming or to claim the whole or any part thereof, and said grantor will warrant

and defend.

I certify that the current sale price of the property described within this
instrument is $ *1,350,000⁰⁰* .
_____ Date *8-9-01*
(Grantee or Agent)

IN TESTIMONY WHEREOF, The said grantor has caused these presents to be executed
in its corporate name by its President the day and year first above written.

VALLEY REALTY, INC.,
a corporation

By_____
George Gaukler, Its President

STATE OF NORTH DAKOTA,

SS.

COUNTY OF *Barnes* .

On this *9th* day of *August* , 2001, before me personally appeared George Gaukler,
known to me to be the President of Valley Realty, Inc., a corporation that is described in and that
executed the foregoing instrument and acknowledged to me that such corporation executed the
same.

_____

┌─────────────────────────────────────┐
│   JAMES P. KNUTSON   │
│ Notary Public, STATE OF NORTH DAKOTA │
│ My Commission Expires JULY 10, 2004   │
└─────────────────────────────────────┘

_____, Notary Public
_____ County, North Dakota

(SEAL) ·

My commission expires: _____

WARRANTY DEED

THIS INDENTURE, Made this 27 day of April, 2000, between **GEORGE GAUKLER**, grantor, and **DAKOTA REAL ESTATE INVESTMENT TRUST**, grantee, whose post office address is 1121 Westrac Drive, Suite 108, Fargo, North Dakota 58103-2385.

WITNESSETH, for and in consideration of the sum of One and No/100 ($1.00) Dollar and other valuable consideration, grantor does hereby GRANT to the grantee, its successors and assigns, all of the following real property lying and being in the County of Cass, State of North Dakota, and described as follows, to-wit:

> Lots Two (2) and Three (3), in Block One (1), of Wheatland Fourth Addition to the City of Fargo, Cass County, North Dakota (A Replat of Lot 9, in Block 2, Wheatland Third Addition to the City of Fargo, North Dakota), according to the certified plat thereof on file and of record in the office of the Register of Deeds, Cass County, North Dakota.

And the said grantor for himself, his heirs, executors and administrators, does covenant with the grantee that he is well seized in fee of the land and premises aforesaid and has good right to sell and convey the same in manner and form aforesaid; that the same are free from all incumbrances, except installments of special assessments or assessments for special improvements which have not been certified to the County Auditor for collection, and no other exceptions, whatsoever; and the above granted lands and premises in the quiet and peaceable possession of said grantee, against all persons lawfully claiming or to claim the whole or any part thereof, the said grantor will warrant and defend.

I certify that the current sale price of the property described within this instrument is $2,420,000.00.

_____ Date 4-27-00
(Grantee or Agent)

Exhibit 6(k)

WITNESS, The hand of the grantor:

George Gaukler

STATE OF NORTH DAKOTA,

SS.

COUNTY OF BARNES.

On this 27 day of April, 2000, before me, personally appeared George Gaukler, known to me to be the person who is described in, and who executed the within and foregoing instrument, and acknowledged that he executed the same.

(SEAL)

JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

_____ Notary Public
Barnes County, North Dakota
My commission expires _____

OFFICIAL SEAL
THE SEAL OF CASS COUNTY STATE OF NORTH DAKOTA

AUDITOR'S OFFICE
COUNTY OF CASS, NORTH DAKOTA
31 May 2000
Taxes and Special Assessments paid and transfer entered.
Michael M_____ AUDITOR
_____ DEPUTY



957854
Page: 2 of 2
05/31/2000 01:51P

ES KNUTSON   ND 10.00

STER OF DEEDS OFFICE, CASS COUNTY, ND 05/31/2000 01:51PM
RTIFY THAT THIS INSTRUMENT WAS FILED FOR RECORD THIS DATE.
NA KENSRUD, REGISTER OF DEEDS.

Teresa A. Kirby, Dep   957854



INSTALLMENT NOTE

FOR VALUE RECEIVED, the undersigned, **DAKOTA REAL ESTATE INVESTMENT TRUST** promises to pay to the order of **GEORGE GAUKLER**, P.O. Box 446, Valley City, North Dakota 58072, the principal sum of Two Hundred Fifty Thousand and No/100 ($250,000.00) Dollars, with interest from April 1, 2000, at the rate of eight percent (8%) per annum, in installments as follows:

> Interest only payable on May 15, 2000, and on the same day of each month thereafter until April 15, 2002, when the principal amount and all unpaid interest shall be due and payable.

Prepayments of scheduled installments, or any portion thereof, may be made at any time at the option of the borrowers. Prepayments shall be applied to the installments last to become due under this note and shall not affect the obligation of the borrower to pay the remaining installments as scheduled herein.

In the event of default in the payment of any of the installments as provided, time being of the essence of this instrument, the holder of this note, without notice or demand, may declare the entire principal sum then unpaid, together with accrued interest thereon, immediately due and payable.

Dated this _27th_ day of April, 2000.

DAKOTA REAL ESTATE INVESTMENT TRUST

By_____
Gorman King, Jr., President

WARRANTY DEED

THIS INDENTURE, Made this _12th_ day of August, 2001, between **DAKOTA REAL ESTATE INVESTMENT TRUST**, grantor, and **DAKOTA UPREIT LIMITED PARTNERSHIP, a North Dakota limited partnership,** grantee, whose post office address is 1121 Westrac Drive, Suite 108, Fargo, North Dakota 58103-2385.

WITNESSETH, That the said grantor, in consideration of the sum of One and No/100 ($1.00) Dollar and other valuable consideration to it in hand paid by said grantee, receipt whereof is hereby acknowledged, does by these presents, GRANT, BARGAIN, SELL and CONVEY to the grantee, its successors and assigns, all of the following real estate lying and being in the County of Benson, State of North Dakota, described as follows, to-wit:

> Lots Two (2) and Three (3), in Block One (1), of Wheatland Fourth Addition to the City of Fargo, Cass County, North Dakota, (a Replat of Lot Nine (9), in Block Two (2), of Wheatland Third Addition, to the City of Fargo, Cass County, North Dakota), according to the certified plat thereof on file and of record in the office of the Register of Deeds, Cass County, North Dakota.

TO HAVE AND TO HOLD THE SAME, Together with all the hereditaments and appurtenances thereunto belonging or in anywise appertaining to the said grantee, its successors and assigns, FOREVER. And the said grantor, for itself and its successors, does covenant with the grantee, its successors and assigns, that it is well seized in fee of the land and premises aforesaid, and has good right to sell and convey the same in manner and form aforesaid; and that the same are free from all incumbrances, whatsoever; and the above

-1-

Exhibit 6(1)

bargained and granted lands and premises, in the quiet and peaceable possession of the said

grantee, its successors and assigns, against all persons lawfully claiming or to claim the

whole or any part thereof, and said grantor will warrant and defend.

I certify that the current sale price of the property described within this
instrument is $_____.
_____Date_____
(Grantee or Agent)

IN TESTIMONY WHEREOF, The said grantor has caused these presents to be executed

in its corporate name by its President the day and year first above written.

DAKOTA REAL ESTATE INVESTMENT TRUST

By_____
       Gorman King, Jr., Its President

STATE OF NORTH DAKOTA,
                                          SS.
COUNTY OF _Barnes_____.

On this _12th_ day of August, 2001, before me, personally appeared Gorman King, Jr., known
to me to be the President of Dakota Real Estate Investment Trust that is described in, and that
executed the foregoing instrument, and acknowledged to me that such real estate investment trust
executed the same.

(SEAL)

_____
_____, Notary Public
_____ County, North Dakota
My commission expires _____

-2-

ASSUMPTION AGREEMENT

Loan #RL660224

Whereas State Bank of Fargo, a North Dakota Corporation whose post office address is Box 10877, Fargo, ND 58106-0877 loaned George Gaukler (Borrower) a married person, the sum of Nine Hundred Sixty Thousand Dollars ($960,000.00), evidenced by Note, Mortgage, (dated December 30, 1999 and recorded as Document No. 948681) and Assignment of Rents (dated December 30, 1999 and recorded as Document No. 948682) and Security Agreements. Recordable loan documents are recorded in the Cass County Register of Deeds Office, Fargo, ND. This loan was subsequently modified in accordance with that certain Modification Agreement dated February 17, 2000 and Recorded March 8, 2000 as Document No. 952436.

The mortgaged property is described as:

Lot 2, Block 1, of Wheatland Fourth Addition to the City of Fargo, Cass County, North Dakota (a replat of Lot 9, Block 2, Wheatland 3rd Addition to the City of Fargo, North Dakota)

Whereas, said Borrower, has sold the subject property and title to the property will be in the name of Dakota Real Estate Investment Trust (Purchaser). Purchaser agrees to assume said indebtedness and perform all obligations under said Loan Contract, and said Bank is willing to consent to said transfer of title, and assumption of said indebtedness.

THEREFORE, in consideration of the mutual covenants and agreements herein contained, IT IS HEREBY AGREED as follows:

1. The Bank does hereby consent to the sale and conveyance of said premises by the aforesaid Borrower to said Purchaser.

2. The Purchaser hereby assumes and agrees to pay said indebtedness, evidenced by said Note, Mortgage, Assignment of Rents, Modification of said Mortgage and Security Agreements and to perform all of the obligations provided therein, it being agreed and understood that as of this date said indebtedness is Nine hundred fifty-seven thousand three hundred thirteen and 66/100 (957,313.66)--Dollars.

Reviewed by DAJ

Date 7-28-00

G-004247

3. George Gaukler agrees to provide an unlimited personal guarantee under said mortgage loan.

4. All other terms and conditions of the Note, Mortgage, and related documents remain the same.

This assumption by said Purchaser is joint and several and shall bind them, their heirs, personal representatives, successors and assigns.

IN WITNESS WHEREOF, the parties have hereunto executed this instrument this 28th day of June, 2000.

BORROWER

George Gaukler

PURCHASER:
Dakota Real Estate Investment Trust

By: _____, President

By: _____ DREIT Sec

State Bank of Fargo

By: _____
Tom Berseth, V.P.

By: _____
Ken Krajsa, V.P.

STATE OF NORTH DAKOTA)
) ss.
County of Cass   )

On this ____ day of June, 2000, before me, the undersigned, a Notary Public in and for said county and state, personally appeared George Gaukler, known to me to be the "Borrower" that is described in and which executed the above and foregoing document and acknowledged to me that executed the same.

_____
Notary Public

STATE OF NORTH DAKOTA)

) ss.

County of Cass   )

On this _15_ day of June, 2000, before me, the undersigned, a Notary Public in and for said county and state, personally appeared _Gorman Kinn_ and _Bradley C. Fay_ known to me to be the _President and Secretary_ of Dakota Real Estate Investment Trust who executed the above and foregoing document and acknowledged to me that they executed the same.

> STACY WRIGHT
> Notary Public, State of North Dakota
> My Commission Expires May 20, 2003
> STATE OF ... ...
> NOTARY ... SEAL

_____
Notary Public

STATE OF NORTH DAKOTA)

) ss.

County of Cass   )

On this _15_ day of June, 2000, before me, the undersigned, a Notary Public in and for said county and state, personally appeared **Tom Berseth and Ken Krajsa,** known to me to be Vice President and Vice President, respectively, of the State Bank of Fargo, a corporation that is described in and which executed the above and foregoing document and acknowledged to me that the corporation executed the same.

> STACY WRIGHT
> Notary Public, State of North Dakota
> My Commission Expires May 20, 2003
> STATE OF ... ...
> NOTARY ... SEAL

_____
Notary Public

EGISTER OF DEEDS OFFICE, CASS COUNTY, ND 06/29/2000 04:00PM
CERTIFY THAT THIS INSTRUMENT WAS FILED FOR RECORD THIS DATE.
EANNA KENSRUD, REGISTER OF DEEDS

Teresa A. Kirby, Dep.   959882



ASSUMPTION AGREEMENT

Loan #RL660279

Whereas State Bank of Fargo, a North Dakota Corporation whose post office address is Box 10877, Fargo, ND 58106-0877 loaned George Gaukler (Borrower) a married person, the sum of Nine Hundred Sixty Thousand Dollars ($960,000.00), evidenced by Note, Mortgage, (dated December 30, 1999 and recorded as Document No. 948684) and Assignment of Rents (dated December 30, 1999 and recorded as Document No. 948685) and Security Agreements. Recordable loan documents are recorded in the Cass County Register of Deeds Office, Fargo, ND. This loan was subsequently modified in accordance with that certain Modification Agreement dated February 17, 2000 and Recorded March 8, 2000 as Document No. 952435.

The mortgaged property is described as:

Lot 3, Block 1, of Wheatland Fourth Addition to the City of Fargo, Cass County, North Dakota (a replat of Lot 9, Block 2, Wheatland 3rd Addition to the City of Fargo, North Dakota)

Whereas, said Borrower, has sold the subject property and title to the property will be in the name of Dakota Real Estate Investment Trust (Purchaser). Purchaser agrees to assume said indebtedness and perform all obligations under said Loan Contract, and said Bank is willing to consent to said transfer of title, and assumption of said indebtedness.

THEREFORE, in consideration of the mutual covenants and agreements herein contained, IT IS HEREBY AGREED as follows:

1. The Bank does hereby consent to the sale and conveyance of said premises by the aforesaid Borrower to said Purchaser.

2. The Purchaser hereby assumes and agrees to pay said indebtedness, evidenced by said Note, Mortgage, Assignment of Rents, Modification of said Mortgage and Security Agreements and to perform all of the obligations provided therein, it being agreed and understood that as of this date said indebtedness is Nine hundred fifty-seven thousand three hundred thirteen and 66/100 (957,313.66)--Dollars.

Reviewed by DKJ

Date 7-28-00

/-/M4247

3. George Gaukler agrees to provide an unlimited personal guarantee under said mortgage loan.

4. All other terms and conditions of the Note, Mortgage, and related documents remain the same.

This assumption by said Purchaser is joint and several and shall bind them, their heirs, personal representatives, successors and assigns.

IN WITNESS WHEREOF, the parties have hereunto executed this instrument this 28th day of June, 2000.

BORROWER

George Gaukler

PURCHASER:
Dakota Real Estate Investment Trust

By: _____, President

By: _____

State Bank of Fargo

By: _____
Tom Berseth, V.P.

By: _____
Ken Krajsa, V.P.

STATE OF NORTH DAKOTA)
) ss.
County of Cass   )

On this 28th day of June, 2000, before me, the undersigned, a Notary Public in and for said county and state, personally appeared **George Gaukler,** known to me to be the "Borrower" that is described in and which executed the above and foregoing document and acknowledged to me that executed the same.

STACY WRIGHT Notary Public, State of North Dakota My Commission Expires May 20, 2003 STATE OF NORTH DAKOTA NOTARY PUBLIC SEAL

Notary Public

STATE OF NORTH DAKOTA)
) ss.
County of Cass)

  On this 28th day of June, 2000, before me, the undersigned, a Notary Public in and for said county and state, personally appeared _Gorman King_ and _Bradley C. Fay_ known to me to be the _President and Secretary_ of Dakota Real Estate Investment Trust who executed the above and foregoing document and acknowledged to me that they executed the same.

              Notary Public

STATE OF NORTH DAKOTA)
) ss.
County of Cass)

  On this 28th day of June, 2000, before me, the undersigned, a Notary Public in and for said county and state, personally appeared Tom Berseth and Ken Krajsa, known to me to be Vice President and Vice President, respectively, of the State Bank of Fargo, a corporation that is described in and which executed the above and foregoing document and acknowledged to me that the corporation executed the same.

              Notary Public

STATE BANK OF FARGO   AGREE 13.00

959883
Page: 3 of 3
06/29/2000 04:00P

REGISTER OF DEEDS OFFICE, CASS COUNTY, ND 06/29/2000 04:00PM
I CERTIFY THAT THIS INSTRUMENT HAS FILED FOR RECORD THIS DATE.
DEANNA KENSRUD, REGISTER OF DEEDS
by _Teresa A. Kirby, Dep._   959883

WARRANTY DEED

THIS INDENTURE, Made this _10ᵗʰ_ day of August, 2001, between George A. Gaukler, a married person, P.O. Box 446, Valley City, North Dakota 58072, Kenneth L. Anderson and Shirley L. Anderson, husband and wife, whose post office address is 11 Riverview Drive, Morris, MN, 56267 and Frank T. Knox and Marjorie K. Knox, husband and wife, whose post office address is 5315-C University Drive South, Fargo, ND 58104, grantors, whether one or more, and, Dakota UPREIT Limited Partnership, a North Dakota limited partnership, grantees, whose post office address is 1121 Westrac Drive, Suite 108, Fargo, ND 58103.

WITNESSETH, for and in consideration of the sum of Ten ($10.00) Dollars and other good and valuable consideration, grantor does hereby GRANT to the grantee all of the following real property lying and being in the County of Cass, State of North Dakota, and described as follows, to-wit:

Lot One, in Block One, of Wheatland Fourth Addition to the City of Fargo, Cass County, North Dakota.

And the said grantor for himself, his heirs, executors and administrators, does covenant with the grantee that he is well seized in fee of the land and premises aforesaid and has good right to sell and convey the same in manner and form aforesaid; that the same are free from all encumbrances, except installments of special assessments or assessments for special improvements which have not been certified to the County Auditor for collection, and the above granted lands and premises in the quiet and peaceable possession of said grantee, against all persons lawfully claiming or to claim the whole or any part thereof, the said grantor will warrant and defend.

WITNESS, The hand of the grantor:

_____
George A. Gaukler, Grantor

_____
Kenneth L. Anderson, Grantor

_____
Shirley L. Anderson, Grantor

_____
Frank T. Knox, Grantor

_____
Marjorie K. Knox, Grantor

Exhibit 6(m)

STATE OF NORTH DAKOTA)
) ss.
COUNTY OF CASS)

On this __1st__ day of August, 2001, before me, personally appeared George A. Gaukler, a married person, known to me to be the person who is described in, and who executed the within and foregoing instrument, and severally acknowledged that he executed the same.

(S E A L)

JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

_____
Notary Public
Expires:

STATE OF NORTH DAKOTA)
) ss.
COUNTY OF CASS)

On this __1st__ day of August, 2001, before me, personally appeared Kenneth L. Anderson and Shirley L. Anderson, husband and wife, known to me to be the persons who are described in, and who executed the within and foregoing instrument, and severally acknowledged that they executed the same.

(S E A L)

JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

_____
Notary Public
Expires:

STATE OF NORTH DAKOTA)
) ss.
COUNTY OF CASS)

On this __10__ day of August, 2001, before me, personally appeared Frank T. Knox and Marjorie K. Knox, husband and wife, known to me to be the persons who are described in, and who executed the within and foregoing instrument, and severally acknowledged that they executed the same.

(S E A L)

JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

_____
Notary Public
Expires:

2

X   I certify that the full consideration for this transaction is $ _1,250,000⁰⁰_ .

___   I certify that a report of the full consideration paid for the property conveyed has been filed with the State Board of Equalization.

_____
GRANTEE OR GRANTEE'S AGENT

Tax Parcel No. ___ 01-5640-00100-000 .

Delinquent taxes and special assessments or installments of special assessments paid and transfer entered this _____ day of _____, _____.

County Auditor

By _____ Deputy

3

WARRANTY DEED

THIS INDENTURE, Made this 9ᵗʰ day of August , 2001, between GEORGE

GAUKLER, grantor, whether one or more, and DAKOTA UPREIT LIMITED

PARTNERSHIP, a North Dakota limited partnership, grantee, whose post office address is

1121 Westrac Drive, First Floor, Fargo, North Dakota 58103.

WITNESSETH, for and in consideration of the sum of One and No/100 ($1.00) Dollar and

other valuable consideration, grantor does hereby GRANT to the grantee, all of the following real

property lying and being in the County of Cass, State of North Dakota, and described as follows,

to-wit:

> Lot Four (4), in Block One (1), of Wheatland Fourth Addition to the City of Fargo,
> Cass County, North Dakota, (a Replat of Lot Nine (9), in Block Two (2), of
> Wheatland Third Addition, to the City of Fargo, Cass County, North Dakota),
> according to the certified plat thereof on file and of record in the office of the
> Register of Deeds, Cass County, North Dakota.

And the said grantor for himself, his heirs, executors and administrators, does covenant with

the grantee that he is well seized in fee of the land and premises aforesaid and has good right to sell

and convey the same in manner and form aforesaid; that the same are free from all incumbrances,

except installments of special assessments or assessments for special improvements which have not

been certified to the County Auditor for collection, and no other exceptions, whatsoever; and the

above granted lands and premises in the quiet and peaceable possession of said grantee, against

all persons lawfully claiming or to claim the whole or any part thereof, the said grantor will warrant

and defend.

-1-

Exhibit 6(n)

I certify that the current sale price of the property described within this instrument is $ _1,250,000_ .

_____ Date _8-9-01_
(Grantee or Agent)

WITNESS, The hand of the grantor:

George Gaukler
George Gaukler

STATE OF NORTH DAKOTA,

                                    SS.

COUNTY OF _Barnes_ .

On this _9th_ day of _August_ , 2001, before me, personally appeared George Gaukler, known to me to be the person who is described in, and who executed the within and foregoing instrument, and acknowledged that he executed the same.

| JAMES P. KNUTSON |
| Notary Public, STATE OF NORTH DAKOTA |
| My Commission Expires JULY 10, 2004 |

(SEAL)

James P Knutson
_____, Notary Public
_____ County, North Dakota
My commission expires _____

-2-

CONTRACT FOR DEED

THIS AGREEMENT, Made and entered into this 1ˢᵗ day of July, 2001, by and between **George Gaukler (SELLER)**, whose post office address is P.O. Box 446, Valley City, North Dakota 58072, and **Dakota Upreit Limited Partnership, a North Dakota Limited Partnership (PURCHASER)**, whose post office address is 1121 Westrac Drive, First Floor, Fargo, North Dakota 58103.

WITNESSETH, That the said seller, in consideration of the covenants and agreements of said purchaser, hereinafter contained, hereby sells and agrees to convey unto the said purchaser, or its assigns, by deed of warranty upon the prompt and full performance of said purchaser of its part of this agreement, the following described premises, situated in the County of Cass and State of North Dakota, to-wit:

> Lot Four (4), in Block One (1), of Wheatland Fourth Addition to the City of Fargo, Cass County, North Dakota, (a Replat of Lot Nine (9), in Block Two (2), of Wheatland Third Addition, to the City of Fargo, Cass County, North Dakota), according to the certified plat thereof on file and of record in the office of the Register of Deeds, Cass County, North Dakota;

and to furnish an Abstract of Title therewith.

And said purchaser, in consideration of the premises, hereby agrees to pay said seller, as and for the purchase price of said premises, the sum of One Million Two Hundred Fifty Thousand and No/100 ($1,250,000.00) Dollars, in manner and times following, to-wit:

> The sum of $250,000.00, represented by an unsecured promissory note apart herefrom; $900,000.00 with interest thereon from July 1, 2001, at the rate of 8¼% per annum payable in installments as follows: Monthly interest payments of $6,187.50 commencing August 1, 2001, and a like and equal sum on the 1ˢᵗ day of each month thereafter until October 1, 2001, when any remaining interest and the full principal balance of $900,000.00 shall be due and payable, with the balance of $100,000.00 with interest thereon from July 1, 2001, at the rate of 8% per annum payable in installments as follows: Monthly interest payments of $666.67 commencing August 1, 2001, and a like and equal sum on the 1ˢᵗ day of each month thereafter until October 1, 2001, when any remaining interest and the full principal balance of $100,000.00 shall be due and payable. ...

Real estate taxes shall be prorated to July 1, 2001, the seller responsible for payment of all taxes to such date and the purchaser responsible for all taxes after such date. Special assessments for improvements in place shall be paid in full by the seller. The purchaser will be responsible for any future improvements to serve the premises and to pay any special assessments therefor.

Prepayment of any portion of the principal may be made at any time at the option of the purchaser. Any such prepayments shall be applied to the installments last to become due under this contract and shall not affect the obligation of the purchaser to pay the remaining installments as scheduled herein.

The purchaser will keep all buildings and improvements upon said premises insured for their full insurable value with loss payable clause to the seller.

Should default be made on the payment of said several sums of money, or any or either of them, or any part thereof, or in the payment of said interest or taxes or any part thereof, or in any of the covenants herein to be by said purchaser kept or performed, then this agreement to be void, at the election of said seller, time being the essence of this agreement. And in case of default by said purchaser, in whole or in part, in any or either of the covenants of this agreement to be the purchaser kept and performed, the purchaser hereby agrees upon demand of said seller, quietly and peaceably to surrender to the seller possession of said premises and every part thereof, it being understood that until such default, said purchaser will have possession of said premises, and that in case of such default, or any default by the purchaser in any of the terms of this agreement, the seller shall have the right to declare the entire purchase price and any and all taxes and insurance premiums advanced or paid by the seller, together with interest on said purchase price and payments or advances by the seller, to be immediately due and payable; and that in the event of the cancellation of this agreement, the seller shall have the right to retain all the payments made hereunder by the purchaser prior to the cancellation or forfeiture, and all of the improvements or additions made by the purchaser upon said premises prior to cancellation and forfeiture, as and for agreed and liquidated damages or the failure of the purchaser to carry out the terms of this agreement, and as and for the use and occupation of said premises prior to such forfeiture and cancellation.

This contract is not transferable or assignable by the respective parties hereto, nor can the real property described herein be sold or further encumbered, without the written consent of seller, which consent will not be unreasonably withheld.

This agreement and the stipulations contained herein shall inure to the benefit of and bind the heirs, personal representatives, successors and assigns of the respective parties hereto, as well as the parties hereto themselves.

The purchaser certifies that the current sale price of the property described within this instrument is $1,250,000.00.

_____ Date _7 - 1 - 0 1_
(Purchaser or Agent)

IN TESTIMONY WHEREOF, Both parties have hereunto set their hands and seals the day and year first above written.

_____
George Gaukler

SELLER

DAKOTA UPREIT LIMITED PARTNERSHIP,
a North Dakota Limited Partnership
    Dakota Real Estate Investment Trust,
    General Partner

By_____
Gorman King, Jr., Its President

PURCHASER

-3-

STATE OF NORTH DAKOTA,

SS.

COUNTY OF _Barnes_ .

On this 1st day of July, 2001, before me, personally appeared George Gaukler, known to me to be the person who is described in, and who executed the within and foregoing instrument, and acknowledged that he executed the same.

(SEAL)

JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

James P Knutson
_____, Notary Public
_____ County, North Dakota
My commission expires _____

STATE OF NORTH DAKOTA,

SS.

COUNTY OF _Barnes_ .

On this _1st_ day of July, 2001, before me personally appeared Gorman King, Jr., known to me to be the President of Dakota Real Estate Investment Trust, General Partner of Dakota Upreit Limited Partnership, a North Dakota Limited Partnership, and that he, being authorized so to do, executed and acknowledged to me that Dakota Real Estate Investment Trust executed the foregoing instrument as General Partner of Dakota Upreit Limited Partnership.

JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

James P Knutson
_____ Notary Public
_____ County, North Dakota
My commission expires: _____

(SEAL)

-4-

INSTALLMENT NOTE

FOR VALUE RECEIVED, the undersigned, **DAKOTA UPREIT LIMITED PARTNERSHIP** promises to pay to the order of **GEORGE GAUKLER**, P.O. Box 446, Valley City, North Dakota 58072, the principal sum of Two Hundred Fifty Thousand and No/100 ($250,000.00) Dollars, with interest from July 1, 2001, at the rate of eight percent (8%) per annum, in installments as follows:

> Interest only payable on August 1, 2001, and on the same day of each month thereafter until July 1, 2003, when the principal amount and all unpaid interest shall be due and payable. Monthly interest payments prior to the maturity of this note may be deferred subject to availability of cash.

Prepayments of scheduled installments, or any portion thereof, may be made at any time at the option of the borrowers. Prepayments shall be applied to the installments last to become due under this note and shall not affect the obligation of the borrower to pay the remaining installments as scheduled herein.

In the event of default in the payment of any of the installments as provided, time being of the essence of this instrument, the holder of this note, without notice or demand, may declare the entire principal sum then unpaid, together with accrued interest thereon, immediately due and payable.

Dated this 1st day of July, 2001.

DAKOTA UPREIT LIMITED PARTNERSHIP,
a North Dakota Limited Partnership
Dakota Real Estate Investment Trust,
General Partner

By_____,
Gorman King, Jr., Its President

SUBSCRIPTION AGREEMENT

South Washington Real Estate Investment Limited Partnership, 3375 DeMers Avenue, Grand Forks, ND 58201

1 Unit =	$20,000.00
½ Unit =	$10,000.00

Gentlemen:

The undersigned desires to purchase ___13 ½___ unit(s) of South Washington Real Estate Investment Limited Partnership, a North Dakota limited partnership, and hereby subscribes upon the terms and conditions set forth below:

1.   I hereby subscribe to purchase __unit(s) ($20,000/Unit) of South Washington Real Estate Investment Limited Partnership as described in the Confidential Offering Circular and agree to pay to the entity the sum of $_270,000_.

2.   I hereby represent to you as follows:

(a) I acknowledge receipt of the Confidential Offering Circular numbered _30_, dated _12/1/00_, at least 72 hours prior to the execution of this agreement and I have carefully read the same as well as the form of Limited Partnership Agreement;

(b) I believe I am able to bear the economic risk of the investment;

(c) I believe I have sufficient knowledge and experience to evaluate the merits and economic risks of the prospective investment and that I am able to bear such risks;

(d) I understand the investment is highly speculative and involves a high degree of risk but I believe the investment is suitable based upon my investment objectives and financial needs and I have adequate means for providing for current financial needs and have no need for liquidity of the investment in case of an emergency or for any other reason;

(e) I understand the minimum purchase is $10,000.00 (½ Unit);

(f) This subscription is for my account and I agree not to transfer this subscription or any interest therein;

(g) I understand I may not be able to consummate a sale or transfer of the security

-1-

Exhibit 6(p)

(h) I am a North Dakota resident and have reached the age of majority; and

(i) I understand that no state agency has made any finding or determination as to the fairness of the investment nor any recommendation or endorsement of the security.

(j) In the event that the General Partner agrees to accept this Subscription Agreement, and admit me as a Limited Partner, I agree to execute whatever documents as may be necessary, in the discretion of the General Partner, to effectuate such Limited Partnership interest, including the Agreement of Limited Partnership as set forth in the offering disclosure document dated _____.

(k) I hereby certify that I: (check one)

_____ have an annual income of at least $45,000 and a net worth (excluding home, home furnishings, and automobile) of $45,000 or;

__✓__ have a net worth of $150,000.

Checks should be made payable to "South Washington Real Estate Investment Limited Partnership.

Print Name of Purchaser   Dakota REIT

Print Name of Co-Purchaser (If any)   _____

Street Address   1121 Westrac Drive # 110

City, State & Zip Code   Fargo   ND   58103

Home Telephone Number   (701) 845-1291 or 239-6879

THIS SUBSCRIPTION AGREEMENT IS ACCEPTED ON _____.

_____
Signature of Purchaser

_____
Signature of Co-Purchaser (If any)

Business Telephone Number   701   231-6879

-2-

$37,376.86

Fargo, North Dakota
January 8, 2001

FOR VALUE RECEIVED, the undersigned promises to pay to the order of South Washington Real Estate Investment Partnership the sum of $37,376.86 plus interest at the rate of 8% per annum, which sum shall be due and payable six months from the date of this promissory note. The interest payments will be in two installments with the first payment of interest due three months from the date of this promissory note and the final interest payment due when the principal is due.

The undersigned agrees that collateral support pledged for this note is 13.5 limited partnership units in South Washington Real Estate Investment Limited Partnership for which the proceeds of this note were used.

The undersigned agrees that in case of default in payment due when demanded; that demand of payment, presentment for payment, notice of dishonor, protest, and notice of protest are hereby waived, and consents that the time of payment be extended or this Note renewed without affecting liability thereon.

Dakota Real Estate Investment Trust

BY: _____

Its: _____

_____
Witness



PROMISSORY NOTE

$62,623.14

Fargo, North Dakota
January 8, 2001

FOR VALUE RECEIVED, the undersigned promises to pay to the order of Grand

Forks Land Company the sum of $62,623.14 plus interest at the rate of 8% per annum,

which sum shall be due and payable six months from the date of this promissory note.

The interest payments will be in two installments with the first payment of interest due

three months from the date of this promissory note and the final interest payment due

when the principal is due.

The undersigned agrees that collateral support pledged for this note is 13.5 limited

partnership units in South Washington Real Estate Investment Limited Partnership for

which the proceeds of this note were used.

The undersigned agrees that in case of default in payment due when demanded; that

demand of payment, presentment for payment, notice of dishonor, protest, and notice

of protest are hereby waived, and consents that the time of payment be extended or

this Note renewed without affecting liability thereon.

Dakota Real Estate Investment Trust

BY: _____

Witness

Its: _____

SUBSCRIPTION AGREEMENT

Pre Limited Liability Partnership
1330 West Main
P.O. Box 446
Valley City, ND 58072

Gentlemen:

The undersigned hereby tenders this subscription and applies for the purchase of Units of Limited Partnership of PRE Limited Liability Limited Partnership, a North Dakota limited liability limited partnership (the "Partnership").

1. Purchase: Terms of Offering.

Subject to the terms and conditions of this Subscription Agreement the undersigned irrevocably agrees to purchase __✓__ Units (representing $50,000 per Unit) and tenders herewith the cash contribution as set forth on Page 4 below.

If for any reason the subscription is rejected, all amounts received hereunder shall be returned within 14 days without interest or deductions, together with this Subscription Agreement.

2. Representations and Warranties.

The undersigned hereby makes the following representations and warranties to the Partnership and agrees to indemnify, hold harmless and pay all judgments of and claims against the Partnership from any liability or injury incurred as a result of any misrepresentation herein or any warranties not performed by the undersigned.

(a)   Except as hereinafter set forth, I am the sole and true party in interest and am not purchasing for the benefit of any other persons. I have a net worth and prospective income as represented on the Suitability Questionnaire submitted herewith, and I have sufficient means to bear the economic risks of this investment, even if the investments results in a total loss.

(b)   If the undersigned is a corporation, partnership, trust or other entity, (1) it is duly organized, validly existing and in good standing and has all the requisite power and authority to invest in the Units as provided herein; (2) such investment does not result in any regulation applicable to it; (3) such investment has been duly authorized by all necessary action on behalf of the undersigned; and (4) this

Exhibit 6(q)

Subscription Agreement has been duly executed and delivered on behalf of the undersigned and constitutes a legal, valid and binding agreement of the undersigned.

(c)   I have consulted with the following advisor(s), if any (such advisor(s) are hereinafter collectively referred to as the "Purchaser Representative") (if NONE, so indicate):

(d)   I and/or my Purchaser Representative have read and analyzed and are familiar with the Offering Circular dated _January 11, 2001_, this Subscription Agreement, and other related documents, and I confirm that all documents requested by me and/or my Purchaser Representative have been made available to us, and that we have been supplied with all of the additional information concerning this investment that we have requested.

(e)   I personally, or together with my Purchaser Representative, have such knowledge and experience in financial and business matters that I am, or we are, capable of evaluating the merits of ricks of this investment.

(f)   I understand that an investment in the Units is highly speculative and subject to substantial risks, and I am capable of bearing the high degree of economic risk and burdens of this venture, including, but not limited to, the possibility of the complete loss of all contributed capital, the lack of a public market, and the limited transferability of the Unties, such that it might not be possible to readily liquidate this investment.

(g)   I have been advised that the following persons will receive compensation as brokers, salespersons, purchaser representative or in any other capacity in connection with my purchase of the Units (if NONE, so indicate):

        None

(h)   The solicitation of this offer to purchase Units was directly communicated to me by the Partnership through the Offering Circular to which this Subscription Agreement is attached, in such a manner that I was able to ask questions of and receive answers from a person acting on behalf of the Partnership concerning the terms and conditions of this transaction and, at no time was I presented with or solicited by or through any leaflet, public promotional meeting, television advertisement, or any other form of general advertising.

(i)   The Units are being acquired in good faith, solely for my own account, for

investment purposes, and are not being purchased with a view to the resale, distribution, subdivision, or fractionalization thereof.

(j) No representations or promises have been made concerning the marketability or value of the Units. The undersigned understands the restrictions on transfer described in the Offering Circular. The undersigned further acknowledges and agrees that, because the Units have not been registered under the Securities Act of 1933, as amended, and are being offered and sold pursuant to an exemption from registration, the registration is available, and the undersigned must continue to bear the economic risk of his investment in the Units for an indefinite period of time.

(k) The Units will not be resold or otherwise disposed of, unless the Units are subsequently registered under the Securities Act of 1933 and appropriate state securities laws or the Partnership receives an opinion of counsel satisfactory to it that an exemption from registration is available.

(l) I am aware of the following:

(1) There are substantial restrictions on the transferability of the Units, the Units will not be registered under the Securities Act of 1933, or the securities laws of any state, and any such registration is unlikely. In addition, investors in the Partnership have no right to require that the Units be registered under the Securities Act of 1933 or the securities laws of any state.

(2) No federal or state agency has made any finding or determination as to the fairness or public investment, nor any recommendation nor endorsement of the Units.

(m) The representations, warranties, agreements and acknowledgments contained herein and the information set forth in the Suitability Questionnaire executed by me, a copy of which is attached hereto, is true and correct, and may be relied on by the Partnership in determining whether to accept or reject this Subscription. In addition, all such representations, warranties, agreements and acknowledgments shall survive the purchase of the Units.

(n) I have not distributed the Offering Circular to anyone other than my Purchaser Representative and no persons other than myself and my Purchaser Representative have used this Offering Circular or any copies thereof.

(o) I hereby agree to indemnity the Partnership and hold the Partnership harmless from and against any and all liability, damage, cost or expense incurred on account of or arising out of:

(1) Any inaccuracy in my declarations, representations, and warranties herein above set forth;

(2) My disposition of any of the Units contrary to my foregoing declarations, representations and warranties.

3. Title.

The undersigned desires to take title to this interest as follows (check one):

_____X_____ (a) Separate Property
_____ (b) Joint Tenancy
_____ (c) Community Property
_____ (d) Tenancy in Common

The exact spelling of the name(s) under which title to the Units shall be taken is (please print): Dakota UPREIT Limited Partnership

4. Restriction on Transferability.

The undersigned agrees not to transfer or assign the obligations or duties contained in this Subscription Agreement, or any of the interest the investor obtains as a result of entering into this Subscription Agreement without the express written consent of the General Partner.

5. Regulation D.

Notwithstanding anything contained herein to the contrary, every person or entity who, in addition to or in lieu of the undersigned, is deemed to be a purchaser pursuant to Regulation D promulgated under the Securities Act of 1933, as amended, makes and joins in making all of the covenants, representations, and warranties made by the undersigned.

6. Purchaser Representative's Relationship with Partnership.

The undersigned acknowledges that he has been advised that the relationship described below exists by and between the Purchaser Representative named below (including his affiliates) and the Partnership and its affiliates.

7. Acceptance.

Execution and delivery of this Subscription Agreement and tender of the payment referenced in Paragraph 1 above shall constituted an irrevocable offer to purchase the

Units indicated, which offer may be accepted or rejected by the Partnership.

TOTAL UNITS SUBSCRIBED: _4_
DOLLAR AMOUNT: $ _200,000_

MAKE ALL CHECKS PAYABLE TO PRE Limited Liability Limited Partnership

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement
this _25_ day of _January_____, 2001.

_____   _____
(Signature of Investor)   (Additional signature if joint ownership)

Dakota UPREIT Limited Partnership   _____
Please print name (investor)   Please print joint owner's name (if any)

1121 Westrac Drive, Suite 108
Street

Fargo,   ND   58072
City   State   ZIP

_701-94 293 -0064_
Telephone No.

ACCEPTED BY:

PRE LIMITED LIABILITY LIMITED PARTNERSHIP

By: _____
Dated: _____

    1/19/01 $150,000

    2/1/01 $50,000

SUITABILITY QUESTIONNAIRE

Please complete, sign, date and return one copy of this Questionnaire to PRE Limited Liability Limited Partnership (the "Partnership") or its authorized representative along with your Subscription Agreement. Your subscription will not be accepted until the Partnership determines that you satisfy the suitability standards set forth in the Offering Circular dated ___/-//-01___. If the answer to any question is "None" or "Not Applicable," please so indicate:

Name _Dakota UPREIT LP_   Occupation ___NA___

Address _Fergo, ND_   Numbers of Yrs at Occupation ___NA___

Home Telephone ___NA___   Type of Business ___NA___

Date of Birth ___NA___   Present Employer ___NA___

Social Security Number _____   Position/Title ___NA___

1. Do you maintain residence in any other states? If yes, in which state(s)? ___No___

2. In which states, if any, do you pay state income taxes? ___ND___

3. In which states, if any are you registered to vote? ___NA___

4. In which states, if any, do you hold a presently valid driver's license? ___NA___

5. My tax returns are prepared by:
    ( ) Self   ( ) Tax Attorney
    (X) CPA   ( ) Other (specify) _____

6. Net Worth and Income:
    (a) I had an individual gross income in excess of $___NA___ in the last tax year and $_____ in the preceding tax yes, and expect income in excess of $_____ for the current tax year.

    (b) I have a net worth of at least $ _2,000,000.00_ . I have a net worth of at least $_____ exclusive of principal residence, furnishings therein, and personal automobiles.

7. Are there any suits outstanding, pending litigation or claims against you which could materially affect your net worth as reported on this questionnaire? _No_ If yes, please explain:

8. Please described your educational background and degrees obtained, if any:

9. Please describe briefly any principal positions held by you during the last ten years or since graduation from college. Specific employers need not be identified. The information requested is to enable the Partnership to determine the extent of your experience in financial and business matters.

10. Investment experience:
    (a) Please indicate the frequency of your investment in marketable securities:
    ( ) Often   (x) Occasionally   ( ) Seldom   ( ) Never

    (b) Please indicate the frequency of your investment in securities in which no market is made:
    ( ) Often   (x) Occasionally   ( ) Seldom   ( ) Never

11. Are you acting solely on your account: ( ) Yes   (x) No

    Agent   Trustee   Partner   <u>Corporate Officer</u>
    Joint Tenant Tenant in Common Other_____

    (a) Please list the name, address and telephone number of all persons that you represent. Dakota UPREIT Limited Partnership

    (b) Please attach evidence of your authority to represent the person(s) named above. (Partnership Agreement, Trust Agreement, Corporate Resolution, etc.)

12. I intend to rely on the following purchaser representative to assist me in evaluation the risks and merits of an investment in the Units. I hereby authorize the Partnership to furnish this Purchaser representative on my behalf with any and all information which he may deem appropriate in evaluating an investment in the Units of the Partnership. (Please obtain your purchaser representatives's

permission before submitted his name).

Name _____

Address_____

Telephone No. _____

(Please attach an executed copy of the Purchaser Representative Questionnaire.)

13.   I hereby acknowledge that the Units offered involve a high degree of risk. The purchaser of an interest in this Limited Partnership is appropriate for me as an investor because I have no need for liquidity in said investment and can afford to make such an investment which I understand cannot be readily sold, transferred or assigned. I have adequate other means of providing for my current needs and contingencies even if the investment to be made herein results in a total loss for me. I understand that sales of these Units will be made to persons who satisfy the financial requirements of an "accredited investor" as defined in Regulation D.

The above information is true and correct in all material respects and I recognize that the Partnership is relying on the truth and accuracy of such information in offering Units pursuant to the exemption contained in Section 3 (a)(11) and 4(2) of the Securities Act of 1983, as amended and Regulation D which has been promulgated thereunder.

Dated: *1-25-01*

_____   *Gorman King Jr., President*
Signature of Investor   Printed Name of Investor

Dakota UPRCIT Limited Partnership

F:\US\Sjs\PRE Limited Liability Limited Partnership\subscription agreement-ver 2.wpd

RENTAL MANAGEMENT AGREEMENT

THIS AGREEMENT, Made by and between VALLEY RENTAL SERVICE, INC., Valley City, ND (hereinafter referred to as "VRS") and Dakota REIT, Fargo, ND (hereinafter referred to as "owner").

RECITALS

WHEREAS, The above referenced owner owns Wheatland Apartments V & VI, located at 3501-3511 30th Ave. SW; Fargo, ND and Wheatland Townhomes II, located at 3040-3078 34th St. SW; Fargo, ND (the property).

WHEREAS, The above referenced parties have negotiated the terms and conditions for the rental management of the property.

NOW THEREFORE, the parties hereto, in consideration of the foregoing recitals, do hereby agree as follows:

A. Management Services provided by VRS:

1. Handle all tenant contact.

2. Provide lease agreements, tenant handbooks, and other paperwork necessary in the lease process.

3. Pre qualifications of tenants, which includes:

    a. Credit check.
    b. Criminal background check.
    c. Prior landlord check.
    d. Reviewed and approved by management.

4. Follow the guidelines of the Crime Free Multi-Housing Program.

5. Complete lease and security deposit agreements - maintain security deposit account.

6. Rent collection services, including a full time accounts receivable person trained in small claims collection process.

7. Review and payment of bills.

8. Hire and supervise on site personnel.

9. Oversee the marketing of the project.

10. Secure property insurance and manage claims. (Valley Rental Service, Inc. to be listed as an additional insured on the building insurance policy)

11. Oversee all subcontractors including lawn care and snow removal.

Exhibit 6(r)

12. Financial reporting.

    a. Quarterly cash flow statements
    b. Annual financial statement (cash or accrual) ready for tax preparation.
    c. Annual budget.
    d. Monthly occupancy reports available upon request.
    e. Cash payment to owner monthly, based on projected income and expenses adjusted quarterly and annually to actual amounts.

B. On Site Personnel

VRS employs on site managers that will generally manage several buildings in the same area. In addition, cleaning and maintenance personnel are hired where needed. The cost for these employees is prorated and paid by the individual apartment buildings.

1. The on site managers responsibilities include:

    a. Handles leasing arrangements with tenants; ie. check in and out, rent collection, etc.

    b. Takes tenant calls.

    c. Responsible to see that vacated units are rentable in a timely manner.

    d. Available to show apartments and rent units.

    e. Oversees other personnel necessary to keep project maintained; ie. snow/lawn, plumber, etc.

    f. The on site manager may provide maintenance, cleaning services, and site care, personally.

2. Cost allocation includes:

    a. Property to reimburse VRS for the gross salary of the manager, pro rated by building, plus 25% overhead which covers employer taxes, workers compensation, health insurance, etc. Other maintenance employees of VRS will be billed on an hourly bases, which will include overhead, for actual hours worked.

    b. We allocate $10.00 per unit per month of the mangers salary to caretaker fees in the property budget and the balance to maintenance expense.

C. Marketing Services

VRS employees a full time marketing person in the Fargo market. This person is available to market units during the initial rent up stage, and continuing once the project is occupied. We also use the services of a local rental agency on a per unit bases.

1. Initial rent up - (cost to be assumed by developer).

    a. Assistance in developing brochures, banners, etc.
    b. Assist in setting up a model unit.
    c. Develop and schedule advertising - costs paid by project.
    d. Conduct open houses.

2. Ongoing marketing after initial rent up.

    a. Although our apartment managers are available to show and rent units, we find that someone with advanced marketing skills provides a higher level of prospect closings, and therefore a higher project occupancy, then the use of on site mangers alone. The project reimburses the cost of this person at $100.00 per rented unit, up to a maximum reimbursement of a 50% turn over ($3,3000.00 annually).

    b. In addition to VRS marketing person, we use the services of a local rental agency on a per unit bases. The agency receives 50% of the first months rent.

    c. Site manager is trained to effectively show and rent units. No additional costs to the project if the site managers rent a unit.

    d. Produce and monitor advertising - costs of advertisement paid by the project.

    e. Weekly marketing reports are reviewed by management.

    f. VRS uses a single marketing number (293-RENT) to collect and screen potential tenant calls.

D. Summary of Fees

1. Management Fee

    a. 4.0% of net rental income.

    b. Net rental income is determined by deducting vacancies and bad debts from the projects gross potential rent, including garage rents.

2. On Site Personnel

    a. Pro rated managers salary plus overhead

    b. Maintenance by VRS employees on an hourly basis.

    c. Independent subcontractors at their net fee.

3. Marketing

    a. No charge for units rented by on site personnel.

    b. $100 per unit rented (maximum $750 annual) for marketing representative.

    c. Independent rental agency at their net fee.

4. All costs to be estimated and included in projects annual budget.

This agreement is effective __January 1, 2000__, and shall continue in effect unless terminated by either party upon a 30 day written notice.

Valley Rental Service, Inc.   Dakota REIT

RENTAL MANAGEMENT AGREEMENT

THIS AGREEMENT, Made by and between VALLEY RENTAL SERVICE, INC., Valley City, ND (hereinafter referred to as "VRS") and Dakota REIT, Fargo, ND (hereinafter referred to as "owner").

RECITALS

WHEREAS, The above referenced owner owns Wheatland Apartments 7 & 8, located at 3521-3531 30th Ave. SW, Fargo, ND (the property).

WHEREAS, The above referenced parties have negotiated the terms and conditions for the rental management of the property.

NOW THEREFORE, the parties hereto, in consideration of the foregoing recitals, do hereby agree as follows:

A. Management Services provided by VRS:

1. Handle all tenant contact.

2. Provide lease agreements, tenant handbooks, and other paperwork necessary in the lease process.

3. Pre qualifications of tenants, which includes:
   a. Credit check.
   b. Criminal background check.
   c. Prior landlord check.
   d. Reviewed and approved by management.

4. Follow the guidelines of the Crime Free Multi-Housing Program.

5. Complete lease and security deposit agreements - maintain security deposit account.

6. Rent collection services, including a full time accounts receivable person trained in small claims collection process.

7. Review and payment of bills.

8. Hire and supervise on site personnel.

9. Oversee the marketing of the project.

10. Secure property insurance and manage claims. (Valley Rental Service, Inc. to be listed as an additional insured on the building insurance policy)

11. Oversee all subcontractors including lawn care and snow removal.

Exhibit 6(s)

12. Financial reporting.

    a. Quarterly cash flow statements

    b. Annual financial statement (cash or accrual) ready for tax preparation.

    c. Annual budget.

    d. Monthly occupancy reports available upon request.

    e. Cash payment to owner monthly, based on projected income and expenses adjusted quarterly and annually to actual amounts.

B. On Site Personnel

VRS employs on site managers that will generally manage several buildings in the same area. In addition, cleaning and maintenance personnel are hired where needed. The cost for these employees is prorated and paid by the individual apartment buildings.

1. The on site managers responsibilities include:

    a. Handles leasing arrangements with tenants; ie. check in and out, rent collection, etc.

    b. Takes tenant calls.

    c. Responsible to see that vacated units are rentable in a timely manner.

    d. Available to show apartments and rent units.

    e. Oversees other personnel necessary to keep project maintained; ie. snow/lawn, plumber, etc.

    f. The on site manager may provide maintenance, cleaning services, and site care, personally.

2. Cost allocation includes:

    a. Property to reimburse VRS for the gross salary of the manager, pro rated by building, plus 25% overhead which covers employer taxes, workers compensation, health insurance, etc. Other maintenance employees of VRS will be billed on an hourly bases, which will include overhead, for actual hours worked.

    b. We allocate $10.00 per unit per month of the mangers salary to caretaker fees in the property budget and the balance to maintenance expense.

C. Marketing Services

VRS employees a full time marketing person in the Fargo market. This person is available to market units during the initial rent up stage, and continuing once the project is occupied. We also use the services of a local rental agency on a per unit bases.

1. Initial rent up - (cost to be assumed by developer).

    a. Assistance in developing brochures, banners, etc.

    b. Assist in setting up a model unit.

    c. Develop and schedule advertising - costs paid by project.

    d. Conduct open houses.

2. Ongoing marketing after initial rent up.

    a. Although our apartment managers are available to show and rent units, we find that someone with advanced marketing skills provides a higher level of prospect closings, and therefore a higher project occupancy, then the use of on site mangers alone. The project reimburses the cost of this person at $100.00 per rented unit, up to a maximum reimbursement of a 50% turn over ($2,4000.00 annually).

    b. In addition to VRS marketing person, we use the services of a local rental agency on a per unit bases. The agency receives 50% of the first months rent.

    c. Site manager is trained to effectively show and rent units. No additional costs to the project if the site managers rent a unit.

    d. Produce and monitor advertising - costs of advertisement paid by the project.

    e. Weekly marketing reports are reviewed by management.

    f. VRS uses a single marketing number (293-RENT) to collect and screen potential tenant calls.

D. Summary of Fees

1. Management Fee

    a. 4 % of net rental income.

    b. Net rental income is determined by deducting vacancies and bad debts from the projects gross potential rent, including garage rents.

2. On Site Personnel

    a. Pro rated managers salary plus overhead

    b. Maintenance by VRS employees on an hourly basis.

    c. Independent subcontractors at their net fee.

3. Marketing

    a. No charge for units rented by on site personnel.

    b. $100 per unit rented (maximum $750 annual) for marketing representative.

    c. Independent rental agency at their net fee.

4. All costs to be estimated and included in projects annual budget.

This agreement is effective __July 1, 2001__, and shall continue in effect unless terminated by either party upon a 30 day written notice.

_____   _____

Valley Rental Service, Inc.   Dakota REIT

CONSENT BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The undersigned, on behalf of the firm of Eide Bailly LLP, independent certified public accountants, hereby consents to the use of the financial statements, to include balance sheet as of December 31, 2000 and 1999, and related statements of operations, beneficial interest and cash flows and accompanying notes for the year then ended, including independent auditor's report prepared on behalf of Dakota Real Estate Investment Trust in connection with the Form 1-A, Regulation A Offering Statement Under the Securities Act of 1933, and the Offering Circular attached thereto and incorporated therein by reference.

EIDE BAILLY LLP

Dated: May 24, 2001   By _____
                                          Mike Astrup
                                          Eide Bailly LLP

Exhibit 10(a)(1)

CONSENT BY LAWYER

The undersigned, on behalf of the law firm of Vogel, Weir, Hunke & McCormick, Ltd., hereby consents to the issuer, Dakota Real Estate Investment Trust, utilizing their legal opinions in connection with the Form 1-A, Regulation A Offering Statement Under the Securities Act of 1933, and the Offering Circular attached thereto and incorporated therein by reference.

VOGEL, WEIR, HUNKE & McCORMICK, LTD.

Dated March 8, 2002.

By_____
Sidney J. Spaeth
Vogel, Weir, Hunke & McCormick, Ltd.
502 First Avenue North
P.O. Box 1389
Fargo, ND 58107-1389

Exhibit 10(a)(2)



502 First Avenue North
Fargo, ND 58102-4804

Reply to: P.O. Box 1389
Fargo, ND 58107-1389

Tel: 701-237-6983
Fax: 701-237-0847
E-mail: vogellaw@vogellaw.com

Offices in Fargo & Bismarck

H. Patrick Weir*
Carlton J. Hunke*
C. Nicholas Vogel
Maurice G. McCormick
M. Daniel Vogel*
John C. Kapsner
William A. Schlossman, Jr.*
Jane C. Voglewede*
Jon R. Brakke*
W. Todd Haggart*

Frank G. Gokey*
Steven A. Johnson*
Bruce D. Quick*
Robert J. Udland*+
Wayne W. Carlson*
Daniel A. Bueide*
Leslie Bakken Oliver
Sidney J. Spaeth*
Jerilynn B. Adams
Lisa Edison-Smith*
Monte L. Rogneby*

Angie Elsperger Lord*
Tami L. Norgard*
Michael T. Andrews#
Christel M. Bender*

Retired
_____
Mart R. Vogel
Jerry O. Brantner
_____
Also Licensed in MN*
Also Licensed in MT+
Also Licensed in SD#

VOGEL
LAW FIRM

March 8, 2002

Filing Desk
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: **Dakota Real Estate Investment Trust**
      Application for Sale of Securities Pursuant to a Regulation "A" Offering

Dear Sir/Madam:

We are counsel to Dakota Real Estate Investment Trust in connection with the preparation of the Form 1-A, Regulation A Offering Statement Under the Securities Act of 1933, pursuant to Regulation A, 17 CFR 230.251 *et seq.*

As counsel, we are familiar with the Amended and Restated Declaration of Trust, the contents of the Regulation A Offering Statement Under the Securities Act of 1933 mentioned above, the Offering Circular, attached exhibits, and such other documents pertaining to the formation of the registered business trust and applicable provisions of both state and federal law as we deem necessary for the purpose of rendering this opinion. Based upon the foregoing, it is our opinion that:

1.   The registered business trust is a duly organized and validly existing registered business trust under the laws of the State of North Dakota.

2.   When issued and sold in accordance with the Form 1-A, Regulation A Offering Statement Under the Securities Act of 1933, and the Amended and Restated Declaration of Trust, said Units of Beneficial Interest (Shares) will constitute valid, legally issued, fully paid non-assessable ownership interests in Dakota Real Estate Investment Trust.

Vogel, Weir, Hunke & McCormick, LTD.

U.S. Securities and Exchange Commission
March 7, 2002
Page 2

We hereby consent to the filing of this opinion as an exhibit to the Form 1-A, Regulation A Offering Statement Under the Securities Act of 1933, pursuant to Regulation A, 17 CFR 230.251 *et seq.*

Very truly yours,

VOGEL, WEIR, HUNKE & McCORMICK, LTD.

By _____
Sidney J. Spaeth

SJS:sdh

LARKIN, HOFFMAN, DALY & LINDGREN, LTD.

ATTORNEYS AT LAW

1500 WELLS FARGO PLAZA

7900 XERXES AVENUE SOUTH

BLOOMINGTON, MINNESOTA 55431-1194

TELEPHONE (952) 835-3800

FAX (952) 896-3333

March 8, 2002

Dakota Real Estate Investment Trust
Dakota UPREIT Limited Partnership
1121 Westrac Drive
Fargo, North Dakota 58103

Ladies and Gentlemen:

We have acted as special tax counsel to Dakota Real Estate Investment Trust (the "Trust"), a North Dakota real estate investment trust, and Dakota UPREIT Limited Partnership, ("UPREIT"), a North Dakota limited partnership, in connection with the registration of 14,400 Units of Beneficial Interest ("Shares") of the Trust. This opinion letter is furnished in connection with the filing with the Securities and Exchange Commission ("SEC"), on or about March 11, 2002, of a Regulation A Offering Statement relating to the Shares (the "Offering Circular"). Unless otherwise defined herein or the context hereof otherwise requires, each term used herein with initial capitalized letters has the meaning given to such term in the Offering Circular.

The opinions set forth in this letter are based on relevant current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder (including proposed and temporary Treasury regulations), and interpretations of the foregoing as expressed in court decisions, legislative history, and administrative determinations of the Internal Revenue Service (the "IRS") (including its practices and policies in issuing private letter rulings, which are not binding on the IRS, except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to changes (which may apply retroactively) that might result in a material modification of our opinions. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to any such issue or that a court will not sustain a position asserted by the IRS.

In rendering the following opinions, we have examined such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate as a basis for such opinions, including (but not limited to) the following: (1) the Offering Circular; (2) the Trust's Declaration of Trust dated May 13, 1997, and amended and restated on September 26, 2000 (the "Declaration of Trust"); and (3) the Limited

Partnership Agreement of UPREIT dated October 1, 2000 (the "Partnership Agreement"). The opinions set forth in this letter are also premised on certain written representations of the Trust and UPREIT contained in letters to us dated March 8, 2002, including representations regarding the assets, operations, activities and ownership of the Trust and UPREIT (the "Management Representation Letters").

For purposes of rendering our opinions, we have not made an independent investigation or audit of the facts set forth in any of the above-referenced documents, including the Management Representation Letters. We consequently have relied upon the representations in the Management Representation Letters to the effect that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects. Finally, our opinion is limited to the tax matters specifically covered herein, and we have not addressed, nor have we been asked to address, any other matters, including other tax matters, relevant to the Trust, UPREIT, or any other person.

Moreover, we have assumed, with your consent, that, insofar as relevant to the opinions set forth herein:

(1)   the Trust and UPREIT have been and will be operated in the manner described in the Management Representation Letters and the Offering Circular (including the various SEC filings incorporated therein by reference) and in the Partnership Agreement, Declaration of Trust or other organizational documents;

(2)   as set forth in the Management Representation Letters, the Trust takes measures to ensure that services provided to its tenants are either: (a) "usually or customarily rendered" and not otherwise considered "rendered to tenants;" (b) provided by either (i) an entity that qualifies as an "independent contractor," as defined in Section 856 of the Code and the Treasury regulations thereunder, from which the Trust receives no income, or (ii) a "taxable REIT subsidiary" within the meaning of Section 856(l)(1) of the Code; or (c) do not result in the Trust having more than a "de minimus" amount of "impermissible tenant service income" under Section 856(d)(7) of the Code with respect to any particular property during any taxable year;

(3)   the Trust is a duly organized and validly existing registered and unincorporated business trust under the laws of the State of North Dakota and UPREIT is a duly organized and validly existing limited partnership under the laws of the State of North Dakota.

(4)   the Trust has made a valid election to be taxed as a real estate investment trust ("REIT") pursuant to the filing of its federal income tax return for its tax year ending December 31, 2000;

(5)   all of the obligations imposed by or described in the documents that we have reviewed, including obligations imposed under the Declaration of Trust and Partnership Agreement, have been and will continue to be performed or satisfied in accordance with their terms; and

(6)   all documents that we have reviewed have been properly executed, are valid originals or authentic copies of valid originals, and all signatures thereon are genuine.

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, we are of the opinion that:

(a)   commencing with its tax year ending December 31, 2000 and continuing through the date hereof, the Trust has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code;

(b)   commencing with its tax year ending December 31, 2000 and continuing through the date hereof, UPREIT is properly treated as a partnership for federal income tax purposes and not as a corporation or as an association taxable as a corporation; and

(c)   the portions of the discussion in the Offering Circular under the caption "Material U.S. Federal Income Tax Consequences" that describe applicable U.S. federal income tax laws are correct in all material respects as of the date hereof.

We assume no obligation to advise you of any changes in our opinions or of any new developments in the application or interpretation of the federal income tax laws subsequent to the date of this letter. The Trust's qualification and taxation as a REIT depend upon (i) the Trust's satisfaction in the past of the requirements for qualification and taxation as a REIT; and (ii) the Trust's ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code, as described in the Offering Circular with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to shareholders, and the diversity of its share ownership. Larkin, Hoffman, Daly & Lindgren, Ltd. has not independently reviewed and will not independently review in the future the Trust's compliance with these requirements. Accordingly, no assurance can be given that the actual results of the Trust's operations, the sources of its income, the nature of its assets, the level of its distributions to shareholders, and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

In rendering the opinions herein, Larkin, Hoffman, Daly & Lindgren, Ltd. has assumed the correctness of, and has relied upon, the representations of the Trust and UPREIT with respect to REIT and partnership qualification matters, including those set forth in the Management Representation Letters.

This opinion letter has been prepared for use in connection with the filing of the Offering Circular, and we hereby consent to the filing of this opinion letter as Exhibit 12 to the Offering Circular, and to the reference to Larkin, Hoffman, Daly & Lindgren, Ltd. under the caption "Legal Matters" in the Offering Circular. In giving this consent, however, we do not admit thereby that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

Larkin, Hoffman, Daly & Lindgren, Ltd.

LARKIN, HOFFMAN, DALY & LINDGREN, Ltd.

748117.1

Form U-2

UNIFORM CONSENT TO SERVICE OF PROCESS

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, **Dakota Real Estate Investment Trust**, a registered business investment trust organized under the laws of the State of North Dakota, for the purpose of complying with both state and federal laws of the State of North Dakota and the United States of America relating to either the registration, exemption, or sale of securities, hereby irrevocably appoints the Commissioners of the United State Securities and Exchange Commission and/or the Securities Commissioner and the successors of such office, its attorney in the State of North Dakota upon whom may be served any notice, process or pleading in any action or proceeding against it arising out of or in connection with the sale of securities or out of violation of the aforesaid laws of said State; and the undersigned does hereby consent that any such action or proceeding against it may be commenced in any court of competent jurisdiction and proper venue by service of process upon said officer(s) the same effect as if the undersigned was organized or created under the laws of said State and had lawfully been served with process in said State.

It is requested that a copy of any notice, process or pleading served hereunder be mailed to:

Sidney J. Spaeth
VOGEL, WEIR, HUNKE & McCORMICK, LTD.
P.O. Box 1389
Fargo, ND 58107

DAKOTA REAL ESTATE INVESTMENT TRUST

Dated: _10 - 11_____, 2001.

By_____
Gorman H. King, Jr., President
Dakota Real Estate Investment Trust

STATE OF _North Dakota_)
) ss.
COUNTY OF _Cass_   )

On this _11th_ day of October, 2001, before me, the undersigned officer, personally appeared Gorman H. King, Jr., known personally to me to be the President of the above-named business trust, and that he, as such officer, being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing the name of the business trust by himself as such officer on the date indicated herein.

IN WITNESS WHEREOF I have hereunto set my hand and official seal.

(SEAL)

JESSICCA NELSON
Notary Public
State of North Dakota
My Commission Expires Nov. 13, 2006

EXHIBIT 14

UNIFORM CONSENT TO SERVICE OF PROCESS

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, **Dakota Real Estate Investment Trust**, a registered business investment trust organized under the laws of the State of North Dakota, for the purpose of complying with both state and federal laws of the State of Minnesota and the United States of America relating to either the registration, exemption, or sale of securities, hereby irrevocably appoints the Commissioners of the United State Securities and Exchange Commission and/or the Secretary of Commerce and the successors of such office, its attorney in the State of Minnesota upon whom may be served any notice, process or pleading in any action or proceeding against it arising out of or in connection with the sale of securities or out of violation of the aforesaid laws of said State; and the undersigned does hereby consent that any such action or proceeding against it may be commenced in any court of competent jurisdiction and proper venue by service of process upon said officer(s) the same effect as if the undersigned was organized or created under the laws of said State and had lawfully been served with process in said State.

It is requested that a copy of any notice, process or pleading served hereunder be mailed to:

Sidney J. Spaeth
VOGEL, WEIR, HUNKE & McCORMICK, LTD.
P.O. Box 1389
Fargo, ND 58107

DAKOTA REAL ESTATE INVESTMENT TRUST

Dated: _3-5-ø_____, 2002.

By_____
George Gaukler, President of Dakota
Real Estate Investment Trust

STATE OF NORTH DAKOTA)
) ss.
COUNTY OF BARNES   )

On this _5_ day of March, 2002, before me, the undersigned officer, personally appeared **George Gaukler**, known personally to me to be the President of the above-named business trust, and that he, as such officer, being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing the name of the business trust by himself as such officer on the date indicated herein.

IN WITNESS WHEREOF I have hereunto set my hand and official seal.

(SEAL)

JAMES P. KNUTSON
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 10, 2004

Form U-2A

Uniform Corporate Resolution
Uniform Form of Corporate Resolution of

DAKOTA REAL ESTATE INVESTMENT TRUST

RESOLVED, that it is desirable and in the best interest of this Business Trust that its securities be qualified or registered for sale in various states; that the President or any Vice President and the Secretary or any Assistant Secretary hereby are authorized to determine the states in which appropriate action shall be taken to qualify or register for sale all or such part of the securities of this Business Trust as said officers may deem advisable; that said officers are hereby authorized to perform on behalf of this Business Trust any and all such acts as they deem necessary or advisable in order to comply with the applicable laws of any such states, and in connection therewith to execute and file all requisite papers and documents, including, but not limited to, applications, reports, surety bonds, irrevocable consents and appointments of attorneys for service of process; and the execution by such officers of any such paper or document or the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority from this Business Trust and the approval and ratification by this Business Trust of the papers and documents so executed and the action so taken.

CERTIFICATE

The undersigned hereby certifies that he is the President of Dakota Real Estate Investment Trust, a business trust organized and existing under the laws of the State of North Dakota; that the foregoing is a true and correct copy of a resolution duly adopted at a meeting of the Board of Trustees of said business trust held on the 28th day of June, 2001, at which meeting a quorum was at all times present and acting; that the passage of said resolution was in all respects legal; and that said resolution is in full force and effect.

Dated this _____ day of October, 2001.

_____ President

RESOLUTION OF BOARD OF TRUSTEES
AUTHORIZING SALE OF UNITS OF BENEFICIAL INTEREST

The Board of Trustees (the "Board") of Dakota Real Estate Investment Trust (the "Trust"), adopted the following resolution at a regular meeting of the Board on the date set forth below:

RESOLVED, the Board approves the sale of 8,000 Units of Beneficial Interest (Shares) of the Trust at the price of $125 per share pursuant to a Regulation A Offering.

CERTIFICATE OF SECRETARY

The undersigned, as duly elected and acting secretary of Dakota Real Estate Investment Trust, hereby certifies that the foregoing resolution was adopted at a duly authorized and organized meeting of the Board of Trustees of Dakota Real Estate Investment Trust held on June 28, 2001.

Bradley C. Fay, Secretary

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. Relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

> **See audited financial statements of Dakota Real Estate Investment Trust, to include Balance Sheets dated December 31, 2000, and unaudited financial statements for the twelve-month period ended December 31, 2001. (Attached)**

(1)   **Balance Sheet** – as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

   (Attached)

(2)   **Statements of income, cash flows, and other stockholders equity** – for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years an the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

   (Attached)

   Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3)   **Financial Statements of Businesses Acquired or to be Acquired.**

Not applicable.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(a)   Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

    1.   Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

    2.   Consummation of a significant business combination to be accounted for as a pooling is probable.

(b)   A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c) 1.   The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

    2.   These financial statements need not be audited.

    3.   The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

    4.   If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d)   If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e)   This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4)   **Pro Forma Financial Information.**

None.

(a)   Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase: encompasses the purchase of an interest in a business accounted for by the equity method):

1. During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

2. After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

1. If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

2. If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.